Total pages 107
Total exhibits : 6
Exhibit Index : page 2

1

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

02037372

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAY 29 2002

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

P.E. 5-1-02

Second Filing
For the Month of May 2002

DURBAN ROODEPOORT DEEP, LIMITED
(Translation of Registrant's Name into English)

CMC BUILDING, 45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, P.O. BOX 82291
SOUTHDALE, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X　　　　Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _　　　　No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Attached to the Registrant's second Form 6-K Filing for the month of May 2002, and incorporated by reference herein, are:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: [signature]
M.A. Eloff
Group Company Secretary

Dated: May 22, 2002

Exhibit 1

DURBAN ROODEPOORT DEEP, LIMITED

NASDAQ trading symbol : DROOY
Registration No.1895/000926/06
ARBN 086 277616

Group Highlights

	Quarter March 2001	Quarter December 2000
Gold production :	**7 850 kg** **252 381 oz**	8 584 kg 275 980 oz
Cash operating costs :	**R 59 682/kg** **US$ 237/oz**	R 54 629/kg US$ 224/oz
Cash operating profit :	**R 48.5 million** **US$ 6.1 million**	R 70.3 million US$ 9.3 million

REPORT TO SHAREHOLDERS FOR THE 3rd QUARTER ENDED 31 MARCH 2001

LETTER TO SHAREHOLDERS

Dear shareholder

Overall performance

Due to the continued restructuring of our hedge book, the average gold price received by the Group (excluding long positions) increased by slightly more than the spot price to R 65 860 per kilogram (US$ 262 per ounce). Including the long positions, the price is still at a discount to spot but, as our long gold positions are amortised over the next 9 to 12 months, this discount will erode.

Gold production at 7 850 kilograms (252 381 ounces) was 734 kilograms (23 599 ounces), or 9% less than the previous quarter. This was mainly due to production and grade shortfalls at the Harties section where gold production was 536 kilograms (17 233 ounces) or 15% down on the previous quarter.

Both our mine in Papua New Guinea, Tolukuma, and our Crown reprocessing operations traded profitably during the quarter. Cash operating costs were static in absolute terms but, due to the lower gold production, rose by 9% to R 59 682 per kilogram or US$ 237 per ounce for the quarter. Cash operating profit for the quarter decreased by 31% to R 48.5 million (US$ 6.1 million).

Operational performance

The gold production shortfall at the **North West** operations was caused by a 12% fall in grade (to 5.83 grams per ton), underground tramming constraints and unplanned mill maintenance at the Harties mine. The changeover of the Buffelsfontein underground ore feed to the No 2 gold plant at Harties means that mill throughput is now more secure and the June quarter will see improved milling performance. Indeed, the grade and tonnage in the No 2 plant both show improvements for the April month. In particular, recovered grade is now running at above 7.0 grams per ton.

The **Crown** operations achieved their targets for the quarter and recorded a cash profit after capital expenditure of R 3.6 million (US$ 0.5 million). The **West Wits** operation continued to disappoint with a 36% decline in grade. Accordingly, the future of this operation is under review.

The performance of **Blyvoor** showed continuous improvement through the quarter. Gold production for the quarter was down 6% overall due to extremely low grades achieved at 5 shaft during January (3.5 grams per ton) as well as the lack of waste separation until mid February. Subsequently, grades at 5 shaft have improved significantly to 8.5 grams per ton. Improved ore accounting, grade control and sampling methods have resulted in Blyvoor's grade performance achieving record levels and a rise in the Plant Call Factor to 90.3%. These results reflect well on the new management team put in place on the mine in January.

Tolukuma enjoyed a good quarter with gold production increasing by 12% and unit cost declining by 25% to R 40 493 per kilogram (US$ 161 per ounce). The new mobile plant and equipment being installed at the operation should lead to better results in the future.

Financial

We have restated our revenue, such that the cost of the long gold positions, which are not true 'forward' positions, appear as a financing or hedge restructuring charge. This reflects gold revenue more accurately.

The loss before taxation increased by R 40.0 million (US$ 5.0 million) due to the lower gold revenue, higher depreciation charge and increased hedge restructuring costs.

Our programme of non core asset sales continued, generating R 14.3 million (US$ 1.8 million) during the quarter.

Encouragingly, the balance sheet continues to show improvement. Borrowings of R 54.4 million (US$ 7.0 million) were repaid during the quarter and shareholder's equity now stands at R 504.2 million (US$ 62.7 million). Net current liabilities decreased by R 97.6 million (US$ 12.8 million) and the closing cash balance increased slightly to R 128.9 million (US$ 16.0 million) despite the poor operating performance.

Outlook

There is now evidence that the initiatives management embarked on at the end of last year are beginning to show results albeit that progress has been slower than expected. Further improvements and enhancements are being integrated into the budget exercise for the forthcoming financial year which sets as a target, an 18% return on capital employed.

The Blyvoor 2000 Project has been re-assessed and extended to include the pre-developed resource on the Main Reef in the Doornfontein lease area. This resource contains 3.3 million tonnes of ore at an average grade of 5.88 grams per ton above 21 level. Production is expected to build over the next twelve months to a rate of 17 500 tons and 58 kilograms per month. All capital costs, as well as associated overheads, are included in the projected operating costs of R 54 218 per kilogram (US$ 211 per ounce). The inclusion of this resource has enabled the old Blyvoor 2000 project, now re-named the Blyvoor Expansion Programme, to be optimised. Further details will be available once the month by month scheduling of the entire Blyvoor lease extention has been completed.

Management is also evaluating a number of opportunities which should enhance shareholder value and reduce the risk of existing operations.

MARK WELLESLEY-WOOD
Chairman and acting Chief Executive Officer
26 April 2001

Incorporating the results of all Durban Roodepoort Deep subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Crown Consolidated Gold Recoveries Limited, Hartebeestfontein Gold Mine a division of Buffelsfontein Gold Mines Limited, DRD Australasia and Dome Resources NL

GROUP INCOME STATEMENTS

FINANCIAL RESULTS (Unaudited)	(R Million) Quarter 31/03/01	(R Million) Quarter 31/12/00	(R Million) 9 months to 31/03/01
Gold revenue *	517.0	539.2	1 607.7
Cash operating costs	468.5	468.9	1 430.2
Cash operating profit *	48.5	70.3	177.5
Other expenses	13.6	7.5	33.9
Cash profit from operations *	34.9	62.8	143.6
Hedge restructuring costs - Long positions	38.5	30.8	101.1
Retrenchment costs	6.2	6.0	15.2
Interest expense	14.4	15.8	45.2
Closure costs	2.9	1.3	10.4
Net cash operating (loss)/profit	(27.1)	8.9	(28.3)
Non-cash items	30.5	26.5	87.8
Rehabilitation	1.9	2.7	6.7
Depreciation	32.2	25.2	84.9
Work in progress	(3.6)	(1.4)	(3.8)
Loss before taxation	(57.6)	(17.6)	(116.1)
Exceptional items	1.6	(3.6)	1.6
Taxation	0.1	0.1	0.2
Deferred taxation	-	(5.2)	(5.2)
Loss after taxation	(59.3)	(8.9)	(112.7)
Basic loss per share - cents	(43)	(7)	(88)
Headline loss per share - cents	(42)	(10)	(87)
Calculated on the weighted average ordinary shares issued of :	137 283 875	127 114 791	127 437 527
Capital expenditure - net (inflow)/outflow	(5.8)	(6.4)	7.9
Net cash (absorbed)/generated after capital expenditure	(21.3)	15.3	(36.2)

FINANCIAL RESULTS (Unaudited)	(US$ Million) Quarter 31/03/01	(US$ Million) Quarter 31/12/00	(US$ Million) 9 months to 31/03/01
Gold revenue *	66.0	71.0	215.9
Cash operating costs	59.9	61.7	192.1
Cash operating profit *	6.1	9.3	23.8
Other expenses	1.6	1.0	4.5
Cash profit from operations *	4.5	8.3	19.3
Hedge restructuring costs - Long positions	4.9	4.1	13.6
Retrenchment costs	0.8	0.8	2.0
Interest expense	1.9	2.1	6.1
Closure costs	0.4	0.2	1.5
Net cash operating (loss)/profit	(3.5)	1.1	(3.9)
Non-cash items	3.9	3.5	11.8
Rehabilitation	0.3	0.3	0.9
Depreciation	4.2	3.3	11.4
Work in progress	(0.6)	(0.1)	(0.5)
Loss before taxation	(7.4)	(2.4)	(15.7)
Exceptional items	0.2	(0.5)	0.2
Taxation	-	-	-
Deferred taxation	-	(0.7)	(0.7)
Loss after taxation	(7.6)	(1.2)	(15.2)
Basic loss per share - cents	(6)	(1)	(12)
Headline loss per share - cents	(5)	(1)	(12)
Calculated on the weighted average ordinary shares issued of :	137 283 875	127 114 791	127 437 527
Capital expenditure - net (inflow)/outflow	(0.7)	(0.8)	1.3
Net cash (absorbed)/generated after capital expenditure	(2.8)	1.9	(5.2)

Note : * **Gold revenue for the previous quarters has been restated to reflect gold revenue more accurately. The cost associated with the long positions is reflected as 'Hedge restructuring costs'.**

GROUP BALANCE SHEETS

ABRIDGED (Unaudited)	(R Million) Quarter 31/03/01	(R Million) Quarter 31/12/00	(US$ Million) Quarter 31/03/01	(US$ Million) Quarter 31/12/00
ASSETS				
Non-current assets	916.2	952.5	113.9	125.4
Mining assets after depreciation	891.9	927.5	110.9	122.1
Investments	24.3	25.0	3.0	3.3
Current assets	436.0	438.4	54.2	57.8
Inventories	92.4	86.3	11.5	11.4
Trade and other receivables	214.7	232.1	26.7	30.6
Cash and equivalents	128.9	120.0	16.0	15.8
Total assets	1 352.2	1 390.9	168.1	183.2
EQUITY AND LIABILITIES				
Shareholders' equity	504.2	439.9	62.7	57.9
Non-current liabilities	406.4	409.4	50.5	54.0
Borrowings	73.3	70.6	9.1	9.3
Rehabilitation	112.7	104.1	14.0	13.7
Deferred taxation	65.7	65.7	8.2	8.7
Provisions	154.7	169.0	19.2	22.3
Current liabilities	441.6	541.6	54.9	71.3
Trade and other payables	287.5	325.9	35.7	42.9
Current portion of borrowings	152.0	215.3	18.9	28.3
Taxation	2.1	0.4	0.3	0.1
Total equity and liabilities	1 352.2	1 390.9	168.1	183.2

ISSUED CAPITAL

147 559 162 ordinary no par value shares
5 000 000 cumulative preference shares
8 937 607 'B' options

GROUP CASH FLOW STATEMENTS

ABRIDGED (Unaudited)	(R Million) Quarter 31/03/01	(US$ Million) Quarter 31/03/01
Cash flow from operating activities	(49.0)	(6.1)
Profit on ordinary activities	(10.5)	(1.3)
Interest received	1.3	0.2
Interest paid	(14.4)	(1.8)
Taxation paid	-	-
Increase in inventories	(3.9)	(0.5)
Decrease in receivables	13.3	1.7
Decrease in payables	(34.8)	(4.4)
Cash flow from investing activities	5.8	0.7
Purchase of mining assets	(8.5)	(1.1)
Proceeds from sale of mining assets	14.3	1.8
Proceeds from sale of investments	-	-
Cash flow from financing activities	41.7	5.3
Proceeds from issue of share capital	96.1	12.3
Repayment of borrowings	(54.4)	(7.0)
Translation adjustments	10.4	0.3
Increase in cash and equivalents	8.9	0.2
Opening cash and equivalents	120.0	15.8
Closing cash and equivalents	128.9	16.0

CURRENCY CONVERSION

Balance Sheet:	31-Mar-01	US$ 1 =	R 8.0425
	31-Dec-00	US$ 1 =	R 7.5950
Income Statement:	Jan-01	US$ 1 =	R 7.7707
	Feb-01	US$ 1 =	R 7.8247
	Mar-01	US$ 1 =	R 7.8834

COMMENTS

1. The agreement to settle the Western Areas advance and to dispose of the associated share portfolio has been re-scheduled for the end of June 2001.

2. *The loan facility with NM Rothschild & Sons (Australasia) Limited of AUD$ 12.5 million has been settled.*

3. Interest bearing Debt : Equity ratio has improved to 45% from 65% and the Current Ratio to 0.99 from 0.81.

4. The process of compulsory acquisition of the outstanding 2.5% shareholding in Dome Resources has started and will be completed by the end of April 2001.

5. Ordinary shares issued during the quarter:

Number of shares	Reason
13 108 719	NM Rothschild & Sons loan facility and Dome Resources compulsory acquisition
4 640 000	Cash and share options exercised
17 748 719	

6. Estimated capital expenditure for the quarter ending June 2001:

Blyvoor Operation	R 2.8 million	US$ 0.3 million
North West Operation	R 8.0 million	US$ 1.0 million
Crown Operation	R 1.8 million	US$ 0.2 million
Tolukuma Operation	R 8.5 million	US$ 1.1 million

KEY OPERATING RESULTS

OPERATION	Quarter 31/03/01	Quarter 31/12/00	9 mth to 31/03/01	Quarter 31/03/01	Quarter 31/12/00	9 mth to 31/03/01	Quarter 31/03/01	Quarter 31/12/00	9 mth to 31/03/01
Metric	Ore milled (underground) - t'000			Yield (underground) - g/tonne			Gold produced (underground) - kg		
Blyvooruitzicht Mine	**151**	157	460	**7.47**	7.34	7.56	**1 128**	1 152	3 479
North West Operations	**598**	612	1 851	**6.07**	6.77	6.64	**3 627**	4 146	12 289
Crown Operations	**-**	-	14	**-**	-	2.79	**-**	-	39
Tolukuma Mine	**14**	18	53	**21.71**	18.56	18.51	**304**	334	981
	763	787	2 378	**6.63**	7.16	7.06	**5 059**	5 632	16 788
Metric	Ore milled (surface) - t'000			Yield (surface) - g/tonne			Gold produced (surface) - kg		
Blyvooruitzicht Mine	**476**	478	1 469	**0.98**	1.16	1.08	**467**	553	1 587
North West Operations	**1 530**	1 579	4 688	**0.52**	0.54	0.54	**801**	854	2 543
Crown Operations	**3 552**	3 568	10 078	**0.36**	0.39	0.40	**1 293**	1 407	3 995
Tolukuma Mine	**15**	8	31	**15.33**	17.25	15.55	**230**	138	482
	5 573	5 633	16 266	**0.50**	0.52	0.53	**2 791**	2 952	8 607
Rand/Metric	Cash cost (underground) - R/kg			Cash cost (surface) - R/kg			Total cash cost - R/kg		
Blyvooruitzicht Mine	**69 460**	66 978	66 815	**50 822**	40 313	46 191	**64 003**	58 330	60 354
North West Operations	**63 904**	55 200	56 521	**46 323**	43 664	44 721	**60 724**	53 230	54 498
Crown Operations	**-**	-	102 282	**58 708**	55 444	59 180	**58 708**	55 444	59 597
Tolukuma Mine	**45 671**	56 027	54 991	**33 648**	47 913	45 295	**40 493**	53 655	51 796
	64 047	57 658	58 671	**51 769**	48 850	51 736	**59 682**	54 629	56 320
Rand/Metric	Cash cost (underground) - R/tonne			Cash cost (surface) - R/tonne			Total cash cost - R/tonne		
Blyvooruitzicht Mine	**519**	491	505	**50**	47	50	**163**	157	159
North West Operations	**388**	374	375	**24**	24	24	**126**	121	124
Crown Operations	**-**	-	285	**21**	22	23	**21**	22	24
Tolukuma Mine	**992**	1 040	1 018	**516**	827	704	**746**	974	902
	425	413	414	**26**	26	27	**74**	73	77

OPERATION	Quarter 31/03/01	Quarter 31/12/00	9 mth to 31/03/01	Quarter 31/03/01	Quarter 31/12/00	9 mth to 31/03/01	Quarter 31/03/01	Quarter 31/12/00	9 mth to 31/03/01
Imperial	Ore milled (underground) - t'000			Yield (underground) - ounces/ton			Gold produced (underground) - troy ounces		
Blyvooruitzicht Mine	**167**	173	507	**0.217**	0.214	0.221	**36 266**	37 037	111 853
North West Operations	**659**	675	2 040	**0.177**	0.197	0.194	**116 611**	133 298	395 103
Crown Operations	**-**	-	15	**-**	-	0.084	**-**	-	1 254
Tolukuma Mine	**16**	21	60	**0.611**	0.511	0.526	**9 773**	10 739	31 540
	842	869	2 622	**0.193**	0.208	0.206	**162 650**	181 074	539 750
Imperial	Ore milled (surface) - t'000			Yield (surface) - ounces/ton			Gold produced (surface) - troy ounces		
Blyvooruitzicht Mine	**524**	526	1 617	**0.029**	0.034	0.032	**15 014**	17 779	51 022
North West Operations	**1 686**	1 740	5 166	**0.015**	0.016	0.016	**25 752**	27 455	81 760
Crown Operations	**3 915**	3 934	11 109	**0.011**	0.011	0.012	**41 570**	45 236	128 440
Tolukuma Mine	**18**	8	35	**0.411**	0.555	0.443	**7 395**	4 436	15 496
	6 143	6 208	17 927	**0.015**	0.015	0.015	**89 731**	94 906	276 718
USD/Imperial	Cash cost (underground) - US$/ounce			Cash cost (surface) - US$/ounce			Total cash cost - US$/ounce		
Blyvooruitzicht Mine	**276**	274	279	**202**	165	193	**254**	239	252
North West Operations	**254**	226	236	**184**	179	187	**241**	218	228
Crown Operations	**-**	-	462	**233**	227	248	**233**	227	250
Tolukuma Mine	**182**	230	231	**134**	196	190	**161**	220	217
	255	236	245	**206**	200	216	**237**	224	235
USD/Imperial	Cash cost (underground) - US$/ton			Cash cost (surface) - US$/ton			Total cash cost - US$/ton		
Blyvooruitzicht Mine	**60**	59	62	**6**	6	6	**19**	19	19
North West Operations	**45**	45	46	**3**	3	3	**15**	15	15
Crown Operations	**-**	-	39	**2**	3	3	**2**	3	3
Tolukuma Mine	**111**	117	121	**55**	109	84	**81**	115	108
	49	49	50	**3**	3	3	**9**	9	9

Note : Crown Operations include the West Wits operation and North West Operations now includes Hartebeestfontein and Buffelsfontein operations.

NOTES

SOUTH AFRICAN HEDGE BOOK

Year ending	Type of contract	Ounces of gold	Kilograms of gold	Contract price/oz	% Hedged	% Committed
Apr 01 - Jun 02	Fwd sales	14 000	435	US$ 280.00	27%	38%
	Fwd sales	355 000	11 042	R 1,781.58		
	Calls sold	5 000	156	US$ 275.00		
	Calls sold	205 000	6 376	R 2,060.99		
	Calls bought	65 625	2 041	R 2,300.00		
	Puts bought	70 000	2 177	R 1,900.00		
Jul 02 - Jun 03	Fwd sales	170 000	5 288	R 2,153.90	15%	20%
	Calls sold	204 000	6 345	R 2,077.00		
	Calls bought	150 000	4 666	R 2,999.93		
	Puts bought	84 000	2 613	R 1,967.50		
Jul 03 - Jun 04	Fwd sales	150 000	4 666	R 2,200.25	14%	3%
	Call sold	34 000	1 058	R 2,084.00		
	Calls bought	150 000	4 666	R 2,999.93		
	Puts bought	14 000	435	R 1,990.00		

The company has forward purchases of 213 161 ounces at an average of US$ 337 per ounce which are amortised on a monthly basis. It is expected that these positions will be completely eliminated by March 2002.

In addition to the above, 50% of the Group's electricity charge for the next four and a half years is linked to the gold price via a gold linked tariff agreement.

GOLD LEASE RATE SWAPS

Maturity date	Volume	Rate
Jun-04	318 750	2.00%

Notes : *- Call options bought, totaling 65 625 oz of notional volume in the year 2002, at a strike level of R 2 300, have a down and out barrier at R 1 650.*

AUSTRALASIAN HEDGE BOOK

Year ending	Type of contract	Ounces of gold	Kilograms of gold	Contract price/oz
Apr 01 - Jun 01	Forward sales	40 000	1 244	$336.53
	Spot deferred bought	65 000	2 022	$320.59

FX Contracts	US$ sold	AUD$ rate
Rolled monthly	3 037 124	0.591583

ACCOUNTING POLICIES

The financial statements are prepared on the historical cost basis and in accordance with South African Generally Accepted Accounting Standards. The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2000.

ADDRESS DETAILS

REGISTERED OFFICE :
45 Empire Road, Parktown, South Africa,
PO Box 390,
Maraisburg 1700,
South Africa

SHARE TRANSFER SECRETARIES :
Ultra Registrars (Pty) Ltd,
PO Box 4844,
Johannesburg 2000,
South Africa

UNITED KINGDOM REGISTRARS :
St. James' Corporate Services Ltd,
6 St. James' Place,
London SW IA INP

DEPOSITORY BANK :
American Depository Receipts,
The Bank of New York,
Shareholders Relations Department,
101 Barclay Street,
New York, NY 10296

INVESTOR RELATIONS
For further information, contact Maryna Eloff
at : Tel : (+27-11) 482-4968,
Fax : (+27-11) 482-4641
45 Empire Road, Parktown, South Africa,
PO Box 390,
Maraisburg 1700, South Africa

e-mail : eloffm@drd.co.za
web site: http://www.durbans.com

Directors : MM Wellesley-Wood (Chairman and acting Chief Executive Officer)* ; RAR Kebble (Deputy Chairman) ; IL Murray (Chief Financial Officer) ; F Weideman ; G Fischer ; N Goodwin ; VO Hoops ; G Njenje ; F Lips** (*British) (**Swiss)
MA Eloff (Group Company Secretary)

Exhibit 2

DURBAN ROODEPOORT DEEP, LIMITED

NASDAQ trading symbol : DROOY
Registration No.1895/000926/06
ARBN 086 277616

Group Highlights

	Quarter June 2001	Quarter March 2001
Gold production :	**8 102 kg** **260 483 oz**	7 780 kg 250 130 oz
Cash operating costs :	**R 58 913/kg** **US$ 228/oz**	R 60 219/kg US$ 239/oz
Cash operating profit :	**R 63.0 million** **US$ 7.8 million**	R 43.4 million US$ 5.5 million
Headline earnings/(loss) :	**R 5.4 million** **US$ 0.7 million**	(R 62.8 million) (US$ 8.0 million)

REPORT TO SHAREHOLDERS FOR THE 4 th QUARTER ENDED 30 JUNE 2001

LETTER TO SHAREHOLDERS

Dear shareholder

Overall performance

Our cash operating profit increased by R 19.6 million (US$ 2.3 million) to R 63.0 million (US$ 7.8 million) in the June quarter, as the result of a 4% rise in gold production and an improved gold price. Cash operating costs in unit terms decreased by 2% to R 58 913 per kilogram (US$ 228 per ounces) this quarter. Taking capital expenditure for the quarter into account, Durban Roodepoort Deep now records one of the lowest cash costs in the industry, at less than US$ 230 per ounce. The company has managed to break even before non cash items but after capital expenditure and reported a small positive headline earnings position of R 5.4 million (US$ 0.7 million) for the first time in its recent history.

In the previous quarter I commented on the lower gold production and operational problems at our North West Operation, which includes the Harties and Buffelsfontein mines. A review by senior management revealed an over-declaration of gold production, which had been accumulating since October 2000. The effect of this was an overstatement of gold production of 400 kilograms (12 860 ounces) and resultant revenue of R 26 million (US$ 4 million).

	Previous				Re-stated			
	Production		Revenue		Production		Revenue	
Quarter	Kgs	Ounces	R Million	US$ Million	Kgs	Ounces	R Million	US$ Million
Dec-00	5 000	160 754	328	43	4 670	150 144	307	40
Mar-01	4 428	142 363	294	38	4 358	140 112	289	37

Gold production at the North West Operation is now on an improving trend as follow: April 1 324 kilogram (42 568 ounces), May 1 549 kilogram (49 801 ounces), and June 1 616 kilograms (51 955 ounces). However, the lower revenue has exposed the mine's cost base and, as a result, it has been necessary to adjust this, with a retrenchment process. The final numbers affected will depend on responses to re-deployment offers.

Operational performance

The performance of **Blyvooruitzicht** continued to improve for the second successive quarter with gold production increasing by 13%, underground grades improving by 26% to 9.38 grams per ton and cash unit costs by 11% to R 57 007 per kilogram (US$ 221 per ounce).

The Blyvoor Expansion Programme has now been approved by the Board and this Operation should now remain profitable in the future. This has resulted in better efficiencies with the plant call factor remaining above 90% while grams per total employee costed have increased by 40% to 130.

The **North West Operations** has shown continuous improvements in gold production and reduction in cash unit costs. Gold production increased by 3% to 4 489 kilograms (144 324 ounces). Once the retrenchment process has been completed the mine's cost base will be reduced by approximately R 3.5 million (US$ 0.4 million) per month.

The **Crown** re-processing operations managed to maintain production levels. The ball mill at **West Wits** has been renovated to treat rock dump material which will double gold production at this unit.

Tolukuma suffered milling constraints due to damage to a drive motor. Higher costs were the result of both bad weather and to increased logistical costs caused by civil unrest in Port Moresby. However, exploration results have been encouraging, revealing two further high grade veins.

Financial

Gold revenue increased by 6% on the back of the better spot gold price, exchange rate and increased gold production. The Group has increased its cash operating profit margin this quarter to 12% from 8%. The increase in Other Expenses was mainly due to increased expenditure on investigations and legal costs as well as full provision for year end audit costs.

As this is the final quarter of the financial year, we have re-appraised the carrying values of our assets to determine the required impairment, balanced all loan accounts with resulting unrealised foreign exchange losses and recognised the "forward gold purchases" as a liability on the balance sheet. The total of these "exceptional items" is R 112.6 million (US$ 14.0 million).

Due to these exceptional items the interest-bearing debt:equity ratio has increased from 46% to 75% and the current ratio decreased from 93% to 82%. With the "forward purchases" being repaid over the following nine months these ratios will revert back to management's stated objectives of interest-bearing debt:equity below 50% and the current ratio greater than 100%, within the current financial year.

Outlook

This quarter provided further evidence of the robustness of Durban Roodepoort Deep's operations as the turnaround continues. Our operating margin on an earnings basis has now increased to US$ 30 per ounce or 12%. Management is focusing on increasing this by reducing our hedge book further and with cost drivers such as our procurement initiative and the phasing out of contractors. The Executive Directors have contributed to this process personally by accepting a 10% reduction in salary.

The cost of our hedge book is totally unacceptable. By comparison, if Durban Roodepoort Deep had received the spot price for its gold price last year its cash operating profits would have been R 175.6 million (US$ 23.1 million) higher than reported. Resolving this aspect of our business has consequently become the utmost priority.

Our budget for the forthcoming year is set to deliver a return of 18% on invested capital and the delivery of this target is the challenge, on which the management team will now deliver. We have identified several areas of organic growth, all of which have the potential to extend mine lives significantly.

MARK WELLESLEY-WOOD

Chairman and Chief Executive Officer

24 July 2001

Incorporating the results of all Durban Roodepoort Deep subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Crown Consolidated Gold Recoveries Limited, Hartebeestfontein Gold Mine a division of Buffelsfontein Gold Mines Limited, DRD Australasia and Dome Resources NL

GROUP INCOME STATEMENTS

FINANCIAL RESULTS (Unaudited)	(R Million) Quarter 30/06/01	(R Million) Quarter 31/03/01	(R Million) 12 months to 30/06/01
Gold revenue *	540.4	511.9	2 121.8
Cash operating costs	477.4	468.5	1 907.6
Cash operating profit *	63.0	43.4	214.2
Other expenses	26.3	13.6	60.2
Cash profit from operations *	36.7	29.8	154.0
Hedge restructuring costs	10.4	38.5	111.5
Retrenchment costs	9.6	6.2	24.8
Interest expense	14.2	14.4	59.4
Care and maintenance costs	0.9	2.9	11.3
Net cash operating profit/(loss)	1.6	(32.2)	(53.0)
Non-cash items	3.4	30.5	91.2
Rehabilitation	(0.7)	1.9	6.0
Depreciation	39.1	32.2	124.0
Work in progress	2.8	(3.6)	(1.0)
Gain on financial instruments	(37.8)	-	(37.8)
Loss before taxation	(1.8)	(62.7)	(144.2)
Taxation	(7.2)	0.1	(7.0)
Deferred taxation	-	-	(5.2)
Profit/(loss) after taxation	5.4	(62.8)	(132.0)
Exceptional items	112.6	1.6	114.2
Net loss	(107.2)	(64.4)	(246.2)
Headline earnings/(loss) per share - cents	4	(46)	(103)
Basic loss per share - cents	(77)	(47)	(192)
Calculated on the weighted average ordinary shares issued of :	140 017 307	137 283 875	128 119 013
Capital expenditure - net outflow/(inflow)	1.7	(5.8)	9.6
Net cash absorbed after capital expenditure	(0.1)	(26.4)	(62.6)

Note : * Gold revenue restated due to the over-declaration of gold production at the North West Operations in previous quarters now corrected.

FINANCIAL RESULTS (Unaudited)	(US$ Million) Quarter 30/06/01	(US$ Million) Quarter 31/03/01	(US$ Million) 12 months to 30/06/01
Gold revenue *	67.3	65.4	279.8
Cash operating costs	59.5	59.9	251.6
Cash operating profit *	7.8	5.5	28.2
Other expenses	3.3	1.6	7.8
Cash profit from operations *	4.5	3.9	20.4
Hedge restructuring costs	1.3	4.9	14.9
Retrenchment costs	1.2	0.8	3.2
Interest expense	1.7	1.9	7.8
Care and maintenance costs	0.1	0.4	1.6
Net cash operating profit/(loss)	0.2	(4.1)	(7.1)
Non-cash items	0.4	3.9	12.2
Rehabilitation	(0.1)	0.3	0.8
Depreciation	4.8	4.2	16.2
Work in progress	0.4	(0.6)	(0.1)
Gain on financial instruments	(4.7)	-	(4.7)
Loss before taxation	(0.2)	(8.0)	(19.3)
Taxation	(0.9)	-	(0.9)
Deferred taxation	-	-	(0.7)
Profit/(loss) after taxation	0.7	(8.0)	(17.7)
Exceptional items	14.0	0.2	14.2
Net loss	(13.3)	(8.2)	(31.9)
Headline earnings/(loss) per share - cents	-	(6)	(14)
Basic loss per share - cents	(10)	(6)	(25)
Calculated on the weighted average ordinary shares issued of :	140 017 307	137 293 875	128 119 013
Capital expenditure - net outflow/(inflow)	0.2	(0.7)	1.5
Net cash absorbed after capital expenditure	-	(3.4)	(8.6)

Note : * Gold revenue restated due to the over-declaration of gold production at the North West Operations in previous quarters now corrected.

CURRENCY CONVERSION

Income Statement:	Apr-01	US$ 1 =	R 8.0737
	May-01	US$ 1 =	R 7.9705
	Jun-01	US$ 1 =	R 8.0499

GROUP BALANCE SHEETS

ABRIDGED (Unaudited)	(R Million) Quarter 30/06/01	Quarter 31/03/01
ASSETS		
Non-current assets	990.6	1 014.8
Mining assets after depreciation	856.7	891.9
Investments	24.1	24.3
Environmental Trust funds	109.8	98.6
Current assets	391.2	409.9
Inventories	77.7	92.4
Trade and other receivables	200.5	214.7
Cash and equivalents	113.0	102.8
Total assets	1 381.8	1 424.7
EQUITY AND LIABILITIES		
Shareholders' equity	421.0	487.2
Non-current liabilities	483.1	495.9
Borrowings	64.0	73.3
Rehabilitation	209.0	202.2
Deferred taxation	41.5	65.7
Provisions	168.6	154.7
Current liabilities	477.7	441.6
Trade and other payables	228.0	287.5
Current portion of borrowings	249.7	152.0
Taxation	-	2.1
Total equity and liabilities	1 381.8	1 424.7

ISSUED CAPITAL

154 529 578 ordinary no par value shares
5 000 000 cumulative preference shares
8 937 607 'B' options

GROUP CASH FLOW STATEMENTS

ABRIDGED (Unaudited)	(R Million) Quarter 30/06/01
Cash flow from operating activities	9.7
Loss on ordinary activities	5.1
Interest received	2.3
Interest paid	(14.2)
Dividends received	1.3
Environmental fund funding	(3.7)
Decrease in inventories	10.9
Decrease in receivables	23.4
Decrease in payables	(15.4)
Cash flow from investing activities	(11.1)
Purchase of mining assets	(5.8)
Proceeds from sale of mining assets	4.1
Investments acquired	(9.6)
Proceeds from sale of investments	0.2
Cash flow from financing activities	11.0
Proceeds from issue of share capital	45.9
Repayment of borrowings	(34.9)
Translation adjustments	0.6
Increase in cash and equivalents	10.2
Opening cash and equivalents	102.8
Closing cash and equivalents	113.0

COMMENTS

1. The agreement to settle the Western Areas advance and to dispose of the associated share portfolio has been re-scheduled for the end of December 2001. Shareholders are referred to the cautionary announcement from that company.

2. Exceptional items consist of:

	R Million	US$ Million
Net assets impairment and diminution of investments	(37.2)	(4.6)
Unrealised foreign exchange loss	39.5	4.9
Unrealised hedging loss (long positions)	134.6	16.7
Deferred taxation on unrealised hedging provision	(24.3)	(3.0)
	112.6	14.0

3. Ordinary shares issued during the quarter:

Number of shares	Reason
1 500 000	Closure of Australasian hedge book
1 016 666	Settlement of deferred consideration - Dome Resources
4 453 750	Share options exercised
6 970 416	

4. Estimated capital expenditure for the quarter ending September 2001:

Blyvoor Operation	R 4.9 million	US$ 0.3 million
North West Operation	R 8.3 million	US$ 1.0 million
Crown Operation	R 3.5 million	US$ 0.2 million
Tolukuma Operation	R 6.2 million	US$ 1.1 million

5. The market value of listed investments held at 30 June 2001 amounted to R 121.2 million. They are carried in the balance sheet at historical cost of R 99.3 million.

GROUP BALANCE SHEETS

ABRIDGED (Unaudited)	(US$ Million) Quarter 30/06/01	Quarter 31/03/01
ASSETS		
Non-current assets	123.0	126.2
Mining assets after depreciation	106.4	110.9
Investments	3.0	3.0
Environmental Trust funds	13.6	12.3
Current assets	48.5	51.0
Inventories	9.6	11.5
Trade and other receivables	24.9	26.7
Cash and equivalents	14.0	12.8
Total assets	171.5	177.2
EQUITY AND LIABILITIES		
Shareholders' equity	52.2	60.7
Non-current liabilities	60.0	61.6
Borrowings	7.9	9.1
Rehabilitation	26.0	25.1
Deferred taxation	5.2	8.2
Provisions	20.9	19.2
Current liabilities	59.3	54.9
Trade and other payables	28.3	35.7
Current portion of borrowings	31.0	18.9
Taxation	-	0.3
Total equity and liabilities	171.5	177.2

CURRENCY CONVERSION

Balance Sheet:	30-Jun-01	US$ 1 =	R 8.0536
	31-Mar-01	US$ 1 =	R 8.0425

ISSUED CAPITAL

154 529 578 ordinary no par value shares
5 000 000 cumulative preference shares
8 937 607 'B' options

GROUP CASH FLOW STATEMENTS

ABRIDGED (Unaudited)	(US$ Million) Quarter 30/06/01
Cash flow from operating activities	1.2
Loss on ordinary activities	0.6
Interest received	0.3
Interest paid	(1.8)
Dividends received	0.2
Environmental fund funding	(0.5)
Decrease in inventories	1.4
Decrease in receivables	2.9
Decrease in payables	(1.9)
Cash flow from investing activities	(1.4)
Purchase of mining assets	(0.7)
Proceeds from sale of mining assets	0.5
Investments acquired	(1.2)
Proceeds from sale of investments	-
Cash flow from financing activities	1.4
Proceeds from issue of share capital	5.7
Repayment of borrowings	(4.3)
Translation adjustments	-
Increase in cash and equivalents	1.2
Opening cash and equivalents	12.8
Closing cash and equivalents	14.0

KEY OPERATING RESULTS

OPERATION	Quarter 30/06/01	Quarter 31/03/01	12 mth to 30/06/01	Quarter 30/06/01	Quarter 31/03/01	12 mth to 30/06/01	Quarter 30/06/01	Quarter 31/03/01	12 mth to 30/06/01
Metric	Ore milled (underground) - t'000			Yield (underground) - g/tonne			Gold produced (underground) - kg		
Blyvooruitzicht Mine	135	151	595	9.38	7.47	7.97	1 266	1 128	4 745
North West Operations	547	598	2 398	6.65	5.96	6.50	3 637	3 562	15 596
Crown Operations	-	-	14	-	-	2.79	-	-	39
Tolukuma Mine	19	14	72	18.58	21.71	18.53	353	304	1 334
	701	763	3 079	7.50	6.55	7.05	5 256	4 994	21 714
Metric	Ore milled (surface) - t'000			Yield (surface) - g/tonne			Gold produced (surface) - kg		
Blyvooruitzicht Mine	517	476	1 986	1.04	0.98	1.07	536	467	2 123
North West Operations	1 586	1 530	6 274	0.54	0.52	0.53	852	796	3 325
Crown Operations	3 445	3 552	13 523	0.38	0.36	0.39	1 296	1 293	5 291
Tolukuma Mine	15	15	46	10.80	15.33	14.00	162	230	644
	5 563	5 573	21 829	0.51	0.50	0.52	2 846	2 786	11 383
Rand/Metric	Cash cost (underground) - R/kg			Cash cost (surface) - R/kg			Total cash cost - R/kg		
Blyvooruitzicht Mine	63 164	69 460	65 841	42 463	50 822	45 250	57 007	64 003	59 476
North West Operations	66 824	65 070	60 119	32 201	46 614	42 454	60 252	61 699	57 015
Crown Operations	-	-	102 282	56 774	58 708	58 591	56 774	58 708	58 911
Tolukuma Mine	63 479	45 671	57 237	50 191	33 648	46 526	59 299	40 493	53 750
	65 718	64 881	61 268	46 348	51 862	50 707	58 913	60 219	57 636
Rand/Metric	Cash cost (underground) - R/tonne			Cash cost (surface) - R/tonne			Total cash cost - R/tonne		
Blyvooruitzicht Mine	592	519	525	44	50	48	158	163	158
North West Operations	444	388	391	17	24	23	127	126	124
Crown Operations	-	-	285	21	21	23	21	21	23
Tolukuma Mine	1 179	992	1 060	542	516	651	898	746	901
	493	425	432	24	26	26	76	74	77

OPERATION	Quarter 30/06/01	Quarter 31/03/01	12 mth to 30/06/01	Quarter 30/06/01	Quarter 31/03/01	12 mth to 30/06/01	Quarter 30/06/01	Quarter 31/03/01	12 mth to 30/06/01
Imperial	Ore milled (underground) - t'000			Yield (underground) - ounces/ton			Gold produced (underground) - troy ounces		
Blyvooruitzicht Mine	149	167	656	0.273	0.217	0.233	40 703	36 266	152 556
North West Operations	603	659	2 643	0.194	0.174	0.190	116 932	114 521	501 425
Crown Operations	-	-	15	-	-	0.084	-	-	1 254
Tolukuma Mine	22	16	82	0.516	0.611	0.523	11 349	9 773	42 889
	774	842	3 396	0.218	0.191	0.206	168 984	160 560	698 124
Imperial	Ore milled (surface) - t'000			Yield (surface) - ounces/ton			Gold produced (surface) - troy ounces		
Blyvooruitzicht Mine	569	524	2 186	0.030	0.029	0.031	17 233	15 014	68 255
North West Operations	1 749	1 686	6 915	0.016	0.015	0.015	27 392	25 591	106 902
Crown Operations	3 798	3 915	14 906	0.011	0.011	0.011	41 666	41 570	170 106
Tolukuma Mine	17	18	52	0.306	0.411	0.398	5 208	7 395	20 704
	6 133	6 143	24 059	0.015	0.015	0.015	91 499	89 570	365 967
USD/Imperial	Cash cost (underground) - US$/ounce			Cash cost (surface) - US$/ounce			Total cash cost - US$/ounce		
Blyvooruitzicht Mine	245	276	270	164	202	186	221	254	244
North West Operations	259	259	246	125	185	175	233	245	234
Crown Operations	-	-	462	220	233	241	220	233	242
Tolukuma Mine	246	182	235	194	134	191	230	161	221
	255	258	251	179	206	208	228	239	236
USD/Imperial	Cash cost (underground) - US$/ton			Cash cost (surface) - US$/ton			Total cash cost - US$/ton		
Blyvooruitzicht Mine	67	60	63	5	6	6	18	19	19
North West Operations	50	45	47	2	3	3	14	15	15
Crown Operations	-	-	39	2	2	3	2	2	3
Tolukuma Mine	127	111	123	59	55	76	98	81	105
	56	49	52	3	3	3	9	9	9

Note : Crown Operations include the West Wits operation and North West Operations now includes Hartebeestfontein and Buffelsfontein operations.

NOTES

SOUTH AFRICAN HEDGE BOOK

Year ending	Type of contract	Ounces of gold	Kilograms of gold	Contract price/oz	% Hedged	% Committed
Jul 01 - Jun 02	Fwd sales	14 000	435	US$ 280.00	32%	54%
	Fwd sales	306 250	9 525	R 1,777.29		
	Calls sold	120 000	3 732	US$ 333.23		
	Calls sold	170 000	5 288	R 2,042.66		
	Calls bought	65 625	2 041	R 2,300.00		
	Puts bought	60 000	1 866	US$ 275.00		
	Puts bought	70 000	2 177	R 1,900.00		
Jul 02 - Jun 03	Fwd sales	170 000	5 288	R 2,153.90	17%	22%
	Calls sold	204 000	6 345	R 2,077.00		
	Calls bought	150 000	4 666	R 2,999.93		
	Puts bought	84 000	2 613	R 1,967.50		
Jul 03 - Jun 04	Fwd sales	150 000	4 666	R 2,200.25	15%	3%
	Call sold	34 000	1 058	R 2,084.00		
	Calls bought	150 000	4 666	R 2,999.93		
	Puts bought	14 000	435	R 1,990.00		

The company has forward purchases of 151 548 ounces at an average of US$ 338 per ounce which are amortised on a monthly basis. It is expected that these positions will be completely eliminated by March 2002. These positions have been now been accounted for on the balance sheet as a liability.

In addition to the above, 50% of the Group's South African electricity charge for the next four and a quarter years is linked to the gold price via a gold linked tariff agreement.

GOLD LEASE RATE SWAPS

Maturity date	Volume	Rate
Jun-02	18 750	2.00%
Jun-04	300 000	0.20%

Notes : - Call options bought, totaling 65 625 oz of notional volume in the financial year 2002, at a strike level of R 2 300, have a down and out barrier at R 1 650.

AUSTRALASIAN HEDGE BOOK

FX Contracts	US$ sold	AUD$ rate
Rolled monthly	2 257 704	0.589

ACCOUNTING POLICIES

The financial statements are prepared on the historical cost basis and in accordance with South African Generally Accepted Accounting Standards. The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2000.

ADDRESS DETAILS

REGISTERED OFFICE :
45 Empire Road, Parktown, South Africa,
PO Box 390,
Maraisburg 1700,
South Africa

SHARE TRANSFER SECRETARIES :
Ultra Registrars (Pty) Ltd,
PO Box 4844,
Johannesburg 2000,
South Africa

UNITED KINGDOM REGISTRARS :
St. James' Corporate Services Ltd,
6 St. James' Place,
London SW IA INP

DEPOSITORY BANK :
American Depository Receipts,
The Bank of New York,
Shareholders Relations Department,
101 Barclay Street,
New York, NY 10296

INVESTOR RELATIONS
For further information, contact Maryna Eloff
at : Tel : (+27-11) 482-4968,
Fax : (+27-11) 482-4641
45 Empire Road, Parktown, South Africa,
PO Box 390,
Maraisburg 1700, South Africa

e-mail : eloffm@drd.co.za
web site: http://www.durbans.com

Directors : MM Wellesley-Wood (Chairman and Chief Executive Officer)* ; RAR Kebble (Deputy Chairman) ; IL Murray (Chief Financial Officer) ;
F Weideman ; G Fischer ; N Goodwin ; VO Hoops ; LG Njenje ; F Lips** (*British) (**Swiss)
MA Eloff (Group Company Secretary)

21

Exhibit 3

DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
ARBN 086 277616
JSE trading symbol : DUR
ISIN Code : ZAE 000015079
NASDAQ trading symbol : DROOY

REPORT TO SHAREHOLDERS FOR THE 1st QUARTER ENDED 30 SEPTEMBER 2001

Group Results

Highlights

- Cash operating profit up 29% (23% in US$)
- Corporate and financing costs drop by R 34.4 m (US$ 4.4 m)
- Headline earnings per share of 15 SA cents (2 US cents)
- Elimination of 'long gold purchases' brought forward to Dec 2001
- Black Reef open pit production starts at Harties
- Blyvoor Expansion Programme - 10% gold production increase
- Tolukuma on target and drilling programme begins

Key Operating Results

	Quarter Sep 2001	Quarter Jun 2001
Gold production :	**8 147 kg**	8 102 kg
	261 932 oz	260 483 oz
Cash operating costs :	**R 61 027/kg**	R 58 913/kg
	US$ 227/oz	US$ 228/oz
Total operating costs :	**R 62 498/kg**	R 59 130/kg
	US$ 232/oz	US$ 229/oz
Cash operating profit :	**R 81.3 million**	R 63.0 million
	US$ 9.6 million	US$ 7.8 million
Headline earnings :	**R 23.1 million**	R 5.4 million
	US$ 2.7 million	US$ 0.7 million

LETTER TO SHAREHOLDERS

Dear shareholder

Overall performance

Continued good cost containment, together with a stronger gold price, led to a 29% rise in cash operating profit for the quarter. Significant reductions in both corporate and financing costs led to a R 35.0 million (US$ 4.1 million) increase in profits before tax, to R 33.2 million (US$ 3.9 million). Headline earnings per share were 15 SA cents (2 US cents) per share compared with 4 SA cents last quarter.

Unit cash operating costs were well contained to a 3.6% rise in local currency terms despite the impact of an 8% wage increase effective from 1 July 2001. In total operating cost terms, including capital expenditure, Durban Roodepoort Deep, Limited is now performing well against its peer group, recording R 62 498 per kilogram (US$ 232 per ounce) for the quarter.

Operational performance

Blyvooruitzicht's improvement in performance, embarked upon in February 2001 with the launch of the expansion programme, continued in the quarter under review and the mine delivered an excellent 10% increase in production. Ore is now being delivered from the Main Reef, in line with the Blyvooruitzicht Expansion Programme rollout.

At the **North West Operations**, open pit mining of the Black Reef has begun and will replace lower grade surface resources. Drilling results on the Race Track outcrop have been encouraging. In the quarter under review, the North West Operations' production was affected by the earlier than planned depletion of payable ore from the No 7 rock dump. In addition, Buffelsfontein's operations were affected by the COSATU-led industrial action on 29 and 30 August 2001.

Tolukuma has returned uneventfully to target levels, following last quarter's milling constraints and disruptions caused by bad weather and political unrest. Work on the new main haulage has been completed and a new open pit at the Joe Kunda vein will start production in the coming quarter. The depth extension of these high grade outcrops will now be tested by a drilling campaign. At the new Saki prospect a further 30 trenches were escavated and the average grade of 341 assays taken was 9.1 grammes per tonne.

In accordance with its mining plan, **Crown** mined through lower grade material during the quarter, but is back on track for the December 2001 quarter.

Financial

The company's cash operating margin continued its improving trend, reaching 16% in the quarter under review. A significant reduction in overhead and financing costs of R 34.4 million (US$ 4.4 million) further helped the bottom line. The generation of the improved cash flow has led to the interest-bearing debt : equity ratio decreasing from 54% to 50% and the current ratio improving from 78% to 95%. Cash and equivalents on hand at the end of the quarter amounted to R 134.8 million (US$ 15.0 million).

Hedge restructuring continues with the elimination of the 'long gold' positions now likely by December 2001-three months earlier than previously advised.

Outlook

These results provide further evidence of the company's improving ability to deliver both operationally and financially. Our recent track record and our resolve to continue the drive for high-grade, low-cost ounces of production make the outlook for the second quarter look promising. Continuing improvement in the gold price would, of course, be a very welcome bonus.

MARK WELLESLEY-WOOD
Chairman and Chief Executive Officer
18 October 2001

KEY OPERATING RESULTS

OPERATION	Quarter 30/09/01	Quarter 30/06/01	Quarter 30/09/01	Quarter 30/06/01	Quarter 30/09/01	Quarter 30/06/01
Metric	*Ore milled (underground) - t'000*		*Yield (underground) - g/tonne*		*Gold produced (underground) - kg*	
Blyvooruitzicht	184	135	8.41	9.38	1 548	1 266
North West	568	547	6.32	6.65	3 590	3 637
Crown	-	-	-	-	-	-
Tolukuma	19	19	16.16	18.58	307	353
	771	701	7.06	7.50	5 445	5 256
Metric	Ore milled (surface) - t'000		Yield (surface) - g/tonne		Gold produced (surface) - kg	
Blyvooruitzicht	466	517	0.94	1.04	439	536
North West	1 411	1 586	0.56	0.54	784	852
Crown	3 572	3 445	0.33	0.38	1 168	1 296
Tolukuma	19	15	16.37	10.80	311	162
	5 468	5 563	0.49	0.51	2 702	2 846
Rand/Metric	Cash cost (underground) - R/kg		Cash cost (surface) - R/kg		Total cash cost - R/kg	
Blyvooruitzicht	57 358	63 164	48 296	42 463	55 356	57 007
North West	66 788	66 824	44 202	32 201	62 740	60 252
Crown	-	-	69 607	56 774	69 607	56 774
Tolukuma	66 847	63 479	35 215	50 191	50 929	59 299
	64 111	65 718	54 815	46 348	61 027	58 913
Rand/Metric	Cash cost (underground) - R/tonne		Cash cost (surface) - R/tonne		Total cash cost - R/tonne	
Blyvooruitzicht	483	592	46	44	169	158
North West	422	444	25	17	139	127
Crown	-	-	23	21	23	21
Tolukuma	1 080	1 179	576	542	828	898
	453	493	27	24	80	76

Imperial	Ore milled (underground) - t'000		Yield (underground) - ounces/ton		Gold produced (underground) - troy ounces	
Blyvooruitzicht	203	149	0.245	0.273	49 770	40 703
North West	625	603	0.185	0.194	115 421	116 932
Crown	-	-	-	-	-	-
Tolukuma	22	22	0.449	0.516	9 870	11 349
	850	774	0.206	0.218	175 061	168 984
Imperial	Ore milled (surface) - t'000		Yield (surface) - ounces/ton		Gold produced (surface) - troy ounces	
Blyvooruitzicht	513	569	0.028	0.030	14 114	17 233
North West	1 555	1 749	0.016	0.016	25 206	27 392
Crown	3 937	3 798	0.010	0.011	37 552	41 666
Tolukuma	22	17	0.455	0.306	9 999	5 208
	6 027	6 133	0.014	0.015	86 871	91 499
USD/Imperial	Cash cost (underground) - US$/ounce		Cash cost (surface) - US$/ounce		Total cash cost - US$/ounce	
Blyvooruitzicht	213	245	180	164	206	221
North West	248	259	164	125	233	233
Crown	-	-	258	220	258	220
Tolukuma	248	246	131	194	189	230
	238	255	203	179	227	228
USD/Imperial	Cash cost (underground) - US$/ton		Cash cost (surface) - US$/ton		Total cash cost - US$/ton	
Blyvooruitzicht	52	67	5	5	18	18
North West	46	50	3	2	15	14
Crown	-	-	2	2	2	2
Tolukuma	111	127	59	59	85	98
	49	56	3	3	9	9

Incorporating the results of all Durban Roodepoort Deep subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Crown Consolidated Gold Recoveries Limited, Hartebeestfontein Gold Mine (a division of Buffelsfontein Gold Mines Limited), DRD Australasia and Dome Resources NL

GROUP INCOME STATEMENTS

FINANCIAL RESULTS (Unaudited)	(R Million) Quarter 30/09/01	(R Million) Quarter 30/06/01	(US$ Million) Quarter 30/09/01	(US$ Million) Quarter 30/06/01
Gold revenue	578.5	540.4	68.9	67.3
Cash operating costs	497.2	477.4	59.3	59.5
Cash operating profit	81.3	63.0	9.6	7.8
Other expenses	9.2	25.7	1.1	3.2
Business development	0.9	0.6	0.1	0.1
Care and maintenance costs	3.6	0.9	0.4	0.1
Cash profit from operations	67.6	35.8	8.0	4.4
Retrenchment costs	2.3	9.6	0.3	1.2
Hedge restructuring costs	1.0	10.4	0.1	1.3
Interest expense	9.2	14.2	1.1	1.7
Net cash operating profit	55.1	1.6	6.5	0.2
Non-cash items	21.9	3.4	2.6	0.4
Rehabilitation	2.8	(0.7)	0.3	(0.1)
Depreciation	28.1	39.1	3.4	4.8
Work in progress	(2.1)	2.8	(0.3)	0.4
Gain on financial instruments	(6.9)	(37.8)	(0.8)	(4.7)
Profit/(loss) before taxation	33.2	(1.8)	3.9	(0.2)
Taxation	0.1	(7.2)	-	(0.9)
Deferred taxation	10.0	-	1.2	-
Profit after taxation	23.1	5.4	2.7	0.7
Exceptional items	-	* 112.6	-	* 14.0
Net profit/(loss)	23.1	(107.2)	2.7	(13.3)
Headline earnings per share - cents	15	4	2	-
Basic earnings/(loss) per share - cents	15	(71)	2	(9)
Calculated on the weighted average ordinary shares issued of :	154 809 059	150 292 594	154 809 059	150 292 594
Capital expenditure - net outflow	12.0	1.7	1.4	0.2
Net cash generated/(absorbed)	43.1	(0.1)	5.1	-

COMMENTS

Income Statements

- * Exceptional items for the previous quarter mainly consisted of unrealised long position hedging loss.

Balance Sheets

1. 1 087 172 Ordinary shares issued during the quarter for share options exercised.
2. The settlement of the Western Areas advance remains on track for the end of December 2001.

   The associated share portfolio market value as at 30 September 2001 amounted to R 131.2 million. They are carried in the balance sheet at historical cost of R 99.3 million.

Other

1. Capital expenditure for the next quarter ending December 2001 is estimated at R 22.0 million (US$ 2.4 million)

CURRENCY CONVERSION

Balance Sheet:	30-Sep-01	US$ 1 =	R 9.0141
Income Statement:	Jul-01	US$ 1 =	R 8.2040
	Aug-01	US$ 1 =	R 8.3061
	Sep-01	US$ 1 =	R 8.6398

GROUP BALANCE SHEETS

ABRIDGED (Unaudited)	(R Million) Quarter 30/09/01	(R Million) Quarter 30/06/01	(US$ Million) Quarter 30/09/01	(US$ Million) Quarter 30/06/01
ASSETS				
Non-current assets	960.9	974.9	106.5	121.4
Mining assets - net	826.8	842.9	91.7	105.0
Investments	21.0	21.0	2.3	2.6
Environmental Trust funds	113.1	111.0	12.5	13.8
Current assets	403.3	413.7	44.8	51.5
Inventories	78.0	75.7	8.7	9.4
Trade and other receivables	190.5	224.2	21.1	27.9
Cash and equivalents	134.8	113.8	15.0	14.2
Total assets	1 364.2	1 388.6	151.3	172.9
EQUITY AND LIABILITIES				
Shareholders' equity	464.5	439.4	51.5	54.7
Non-current liabilities	476.4	416.6	52.8	51.9
Borrowings	49.1	58.5	5.4	7.3
Rehabilitation	189.3	186.5	21.0	23.2
Deferred taxation	24.6	14.6	2.7	1.8
Provisions	213.4	157.0	23.7	19.6
Current liabilities	423.3	532.6	47.0	66.3
Trade and other payables	239.1	352.1	26.5	43.8
Current portion of borrowings	183.6	178.4	20.4	22.2
Taxation	0.6	2.1	0.1	0.3
Total equity and liabilities	1 364.2	1 388.6	151.3	172.9

CHANGES IN SHAREHOLDER'S INTEREST

	(R Million) Quarter 30/09/01	(US$ Million) Quarter 30/09/01
Shareholder's interest at the beginning of the period	439.4	54.7
Share capital issued	6.7	0.8
- for acquisitions	-	-
- for cash	-	-
- for share options exercised	6.7	0.8
Movement in retained income	18.4	(4.0)
- profit attributable to shareholders	23.1	2.7
- currency translation adjustment	(4.7)	(6.7)
- exceptional items	-	-
Shareholder's interest at the end of the period	464.5	51.5

GROUP CASH FLOW STATEMENTS

ABRIDGED (Unaudited)	(R Million) Quarter 30/09/01	(US$ Million) Quarter 30/09/01
Cash flow from operating activities	37.9	4.8
Profit on ordinary activities	63.9	8.0
Environmental Fund funding	(3.0)	(0.4)
Investment income	1.3	0.2
Interest paid	(9.2)	(1.1)
Decrease in working capital	(15.1)	(1.9)
Cash flow from investing activities	(12.0)	(1.5)
Purchase of mining assets	(16.1)	(2.0)
Proceeds from sale of mining assets	4.1	0.5
Cash flow from financing activities	(5.9)	(0.8)
Proceeds from issue of share capital	6.7	0.8
Repayment of borrowings	(12.6)	(1.6)
Translation adjustments	1.0	(1.7)
Increase in cash and equivalents	21.0	0.8
Opening cash and equivalents	113.8	14.2
Closing cash and equivalents	134.8	15.0

STOCK DATA

ISSUED CAPITAL

155 616 750 ordinary no par value shares
5 000 000 cumulative preference shares
8 937 607 'B' options

	JSE	NASDAQ
Average volume for the quarter per day (000)	144	712
% of issued stock traded (annualised)	24%	108%
Price - High	R 11.20	USD 1.41
- Low	R 6.50	USD 0.75
- Close	R 11.00	USD 1.28

NOTES

SOUTH AFRICAN HEDGE BOOK

Year ending	Type of contract	Ounces of gold	Contract price/oz	% Hedged	% Committed
Oct 01 - Jun 02	Fwd sales	265 868	R 1,767.33	31%	40%
	Calls sold	90 000	US$ 333.23		
	Calls sold	153 000	R 2,042.66		
	Calls bought	65 625	R 2,300.00		
	Puts bought	30 000	US$ 283.00		
	Puts bought	63 000	R 1,900.00		
Jul 02 - Jun 03	Fwd sales	170 000	R 2,153.90	15%	20%
	Calls sold	204 000	R 2,077.00		
	Calls bought	150 000	R 2,999.93		
	Puts bought	84 000	R 1,967.50		
Jul 03 - Jun 04	Fwd sales	150 000	R 2,200.25	14%	3%
	Call sold	34 000	R 2,084.00		
	Calls bought	150 000	R 2,999.93		
	Puts bought	14 000	R 1,990.00		

The company has forward purchases of 81 802 ounces at an average of US$ 338.79 per ounce which are amortised on a monthly basis. It is expected that these positions will be completely eliminated by December 2001.

In addition to the above, 50% of the Group's South African electricity charge for the next four years is linked to the gold price via a gold linked tariff agreement.

GOLD LEASE RATE SWAPS

Maturity date	Volume	Rate	Reset date
Jun-02	18 750	2.00%	Mar-02
Jun-04	300 000	0.20%	Dec-01

Notes : - Call options bought, totaling 65 625 oz of notional volume in the financial year 2002, at a strike level of R 2 300, have a down and out barrier at R 1 650.

ACCOUNTING POLICIES

The financial statements are prepared on the historical cost basis and in accordance with South African Statements of Generally Accepted Accounting Practice. The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2001.

ADDRESS DETAILS

REGISTERED OFFICE :
45 Empire Road, Parktown, South Africa,
PO Box 390,
Maraisburg 1700, South Africa

SHARE TRANSFER SECRETARIES :
Ultra Registrars (Pty) Ltd,
PO Box 4844,
Johannesburg 2000, South Africa

UNITED KINGDOM REGISTRARS :
St. James' Corporate Services Ltd,
6 St. James' Place,
London SW IA INP

DEPOSITORY BANK :
American Depository Receipts,
The Bank of New York,
Shareholders Relations Department,
101 Barclay Street, New York, NY 10296

INVESTOR RELATIONS
For further information, contact Maryna Eloff
at : Tel : (+27-11) 482-4968,
Fax : (+27-11) 482-4641
45 Empire Road, Parktown, South Africa,
PO Box 390, Maraisburg 1700, South Africa
e-mail : eloffm@drd.co.za
web site: http://www.durbans.com

Directors : MM Wellesley-Wood (Chairman and Chief Executive Officer)* ; RAR Kebble (Deputy Chairman) ; IL Murray (Chief Financial Officer) ; F Weideman ; G Fischer ; N Goodwin ; VO Hoops ; G Njenje ; F Lips** ; RP Hume (*British) (**Swiss)
MA Eloff (Group Company Secretary)

Exhibit 4

DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
ARBN 086 277616
JSE trading symbol : DUR
ISIN Code : ZAE 000015079
Issuer code : DUSM
NASDAQ trading symbol : DROOY

REPORT TO SHAREHOLDERS FOR THE 2nd QUARTER ENDED 31 DECEMBER 2001

Group Results

Highlights

- Western Areas advance settled - Balance Sheet stronger
- Long hedge positions eliminated, as promised
- Cash costs : US$ 186 per ounce (R 60 617 per kilogram)
- Gold production up 3% - Cash operating profit up 69% (109% in rand terms)
- Headline earnings double (170% in rand terms)
- 17% return on shareholder's equity (excluding deferred tax) for the quarter alone
- Exploration and growth projects started

Key Operating Results

	Quarter December 2001	Quarter September 2001
Gold production :	269 069 oz 8 369 kg	261 932 oz 8 147 kg
Cash operating costs :	US$ 186/oz R 60 617/kg	US$ 227/oz R 61 027/kg
Total operating costs :	US$ 192/oz R 62 541/kg	US$ 232/oz R 62 498/kg
Cash operating profit :	US$ 16.2 million R 170.1 million	US$ 9.6 million R 81.3 million
Headline earnings :	US$ 5.9 million R 62.4 million	US$ 2.7 million R 23.1 million

LETTER TO SHAREHOLDERS

Dear shareholder

Overall performance

In the first six months of the financial year - a period during which the gold price traded between US$ 265 to US$ 293 per ounce - DRD has produced creditable improvements in performance, compared with the same period last year. Gold production for the quarter at 269 069 ounces (8 369 kilograms) was 3% higher than the first quarter. Cash operating costs were well contained, decreasing in unit cost terms to US$ 186 per ounce or R 60 617 per kilogram.

A 2% improvement in the dollar price of gold, with a 22% decline in the rand against the dollar, resulted in profit before taxation increasing by 100% to US$ 7.8 million (152% : R 83.6 million) and headline earnings by 118% to US$ 5.9 million (170% : R 62.4 million). The company continued with its hedge restructuring programme as promised and eliminated the balance of its "long gold" positions.

Operational performance

Blyvooruitzicht had another good quarter with production of 64 847 ounces (2 017 kilograms), similar to the previous quarter's level. Cash unit costs improved by 17% to US$ 172 per ounce (R 55 881 per kilogram). The expansion programme is on target.

Gold output at the **North West Operations** increased by 2%, mainly as a result of increased tonnage. Cash unit costs were US$ 189 per ounce (R 61 362 per kilogram), 19% lower than the first quarter. The drilling programme on the Gold Estate area will be completed by the end of January 2002.

Tolukuma was unable to sustain the previous quarter's performance. Production was down 7%, mainly as a result of lower yield from underground due to increased underground development. Cash costs were slightly up at US$ 192 per ounce (R 63 016 per kilogram).

Production levels at the **Crown Operations** were better in the second quarter. Gold production was 13% higher, with improvements in both tonnage and grade. Cash unit costs were 23% lower at US$ 198 per ounce (R 64 307 per kilogram).

Financial

The quarter saw a significant increase in net cash operating profit both in dollar and rand terms to US$ 12.7 million (R 135.4 million) from US$ 6.5 million (R 55.1 million) for the previous quarter. The continued improved operating performance as well as the repayment of the Western Areas advance and disposal of the associated share parcel, has resulted in a much stronger balance sheet. The interest-bearing debt:equity ratio decreased from 50% to 15% and the current ratio improved from 95% to 113%.

Hedge restructuring remains the company's most important objective and it is envisaged that Durban Roodepoort Deep, Limited will become an unhedged gold producer. To this aim we will be spending approximately US$ 6.5 million (R 75 million) in buying back forward sales the next quarter.

Outlook

In view of the higher Rand gold price and the company's improved cash flow, a number of projects designed to increase gold production from 'old areas' are now under way. The consequent reduction in pay limits should increase reserves, and therefore mine lives, significantly. More information about these projects appears on page four.

MARK WELLESLEY-WOOD
Chairman and Chief Executive Officer
24 January 2002

KEY OPERATING RESULTS

OPERATION	Quarter Dec 2001	Quarter Sep 2001	6 mths to Dec 2001	Quarter Dec 2001	Quarter Sep 2001	6 mths to Dec 2001	Quarter Dec 2001	Quarter Sep 2001	6 mths to Dec 2001
Imperial	Ore milled (underground) - t'000			Yield (underground) - ounces/ton			Gold produced (underground) - troy ounces		
Blyvooruitzicht	**201**	203	404	**0.258**	0.245	0.251	**51 827**	49 770	101 597
North West	**640**	625	1 265	**0.181**	0.185	0.183	**115 614**	115 421	231 035
Crown	**-**	-	-	**-**	-	-	**-**	-	-
Tolukuma	**28**	22	50	**0.433**	0.449	0.440	**12 121**	9 870	21 991
	869	850	1 719	**0.207**	0.206	0.206	**179 562**	175 061	354 623
Imperial	Ore milled (surface) - t'000			Yield (surface) - ounces/ton			Gold produced (surface) - troy ounces		
Blyvooruitzicht	**509**	513	1 022	**0.026**	0.028	0.027	**13 020**	14 114	27 134
North West	**1 581**	1 555	3 136	**0.018**	0.016	0.017	**27 875**	25 206	53 081
Crown	**4 098**	3 937	8 035	**0.010**	0.010	0.010	**42 278**	37 552	79 830
Tolukuma	**24**	22	46	**0.264**	0.455	0.355	**6 334**	9 999	16 333
	6 212	6 027	12 239	**0.014**	0.014	0.014	**89 507**	86 871	176 378
USD/Imperial	Cash cost (underground) - US$/ounce			Cash cost (surface) - US$/ounce			Total cash cost - US$/ounce		
Blyvooruitzicht	**173**	213	193	**166**	180	173	**172**	206	189
North West	**202**	248	225	**135**	164	149	**189**	233	211
Crown	**-**	-	-	**198**	258	226	**198**	258	226
Tolukuma	**213**	248	229	**153**	131	139	**192**	189	191
	194	238	216	**170**	203	187	**186**	227	206
USD/Imperial	Cash cost (underground) - US$/ton			Cash cost (surface) - US$/ton			Total cash cost - US$/ton		
Blyvooruitzicht	**45**	52	48	**4**	5	5	**16**	18	17
North West	**36**	46	41	**2**	3	3	**12**	15	14
Crown	**-**	-	-	**2**	2	2	**2**	2	2
Tolukuma	**92**	111	101	**40**	59	49	**68**	85	76
	40	49	45	**2**	3	3	**7**	9	8

Metric	Ore milled (underground) - t'000			Yield (underground) - g/tonne			Gold produced (underground) - kg		
Blyvooruitzicht	**183**	184	367	**8.81**	8.41	8.61	**1 612**	1 548	3 160
North West	**581**	568	1 149	**6.19**	6.32	6.25	**3 596**	3 590	7 186
Crown	**-**	-	-	**-**	-	-	**-**	-	-
Tolukuma	**25**	19	44	**15.08**	16.16	15.55	**377**	307	684
	789	771	1 560	**7.08**	7.06	7.07	**5 585**	5 445	11 030
Metric	Ore milled (surface) - t'000			Yield (surface) - g/tonne			Gold produced (surface) - kg		
Blyvooruitzicht	**462**	466	928	**0.88**	0.94	0.91	**405**	439	844
North West	**1 434**	1 411	2 845	**0.60**	0.56	0.58	**867**	784	1 651
Crown	**3 718**	3 572	7 290	**0.35**	0.33	0.34	**1 315**	1 168	2 483
Tolukuma	**21**	19	40	**9.38**	16.37	12.70	**197**	311	508
	5 635	5 468	11 103	**0.49**	0.49	0.49	**2 784**	2 702	5 486
Rand/Metric	Cash cost (underground) - R/kg			Cash cost (surface) - R/kg			Total cash cost - R/kg		
Blyvooruitzicht	**56 348**	57 358	56 843	**54 020**	48 296	51 043	**55 881**	55 356	55 620
North West	**65 620**	66 788	66 203	**43 701**	44 202	43 939	**61 362**	62 740	62 044
Crown	**-**	-	-	**64 307**	69 607	66 800	**64 307**	69 607	66 800
Tolukuma	**70 416**	66 847	68 814	**48 853**	35 215	40 504	**63 016**	50 929	56 749
	63 267	64 111	63 684	**55 300**	54 815	55 061	**60 617**	61 027	60 819
Rand/Metric	Cash cost (underground) - R/tonne			Cash cost (surface) - R/tonne			Total cash cost - R/tonne		
Blyvooruitzicht	**496**	483	489	**47**	46	46	**175**	169	172
North West	**406**	422	414	**26**	25	26	**136**	139	137
Crown	**-**	-	-	**23**	23	23	**23**	23	23
Tolukuma	**1 062**	1 080	1 070	**458**	576	514	**786**	828	805
	448	453	450	**27**	27	27	**79**	80	79

Incorporating the results of all Durban Roodepoort Deep subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Crown Consolidated Gold Recoveries Limited, Hartebeestfontein Gold Mine a division of Buffelsfontein Gold Mines Limited, DRD Australasia and Dome Resources NL

GROUP INCOME STATEMENTS

FINANCIAL RESULTS (Unaudited)	(US$ Million) Quarter Dec 2001	(US$ Million) Quarter Sep 2001	(US$ Million) 6 months to Dec 2001	(R Million) Quarter Dec 2001	(R Million) Quarter Sep 2001	(R Million) 6 months to Dec 2001
Gold revenue	66.4	68.9	135.3	677.4	578.5	1 255.9
Cash operating costs	50.2	59.3	109.5	507.3	497.2	1 004.5
Cash operating profit	16.2	9.6	25.8	170.1	81.3	251.4
Other expenses - net	1.3	1.1	2.4	13.2	9.2	22.4
Business development	0.1	0.1	0.2	1.3	0.9	2.2
Care and maintenance costs	0.2	0.4	0.6	1.6	3.6	5.2
Cash profit from operations	14.6	8.0	22.6	154.0	67.6	221.6
Retrenchment costs	0.1	0.3	0.4	0.9	2.3	3.2
Hedge restructuring costs	2.1	0.1	2.2	22.7	1.0	23.7
Interest expense	1.2	1.1	2.3	12.1	9.2	21.3
Profit on sale of investments	(1.5)	-	(1.5)	(17.1)	-	(17.1)
Net cash operating profit	12.7	6.5	19.2	135.4	55.1	190.5
Non-cash items	4.9	2.6	7.5	51.8	21.9	73.7
Rehabilitation	0.3	0.3	0.6	2.7	2.8	5.5
Depreciation	2.8	3.4	6.2	29.1	28.1	57.2
Work in progress	0.5	(0.3)	0.2	5.1	(2.1)	3.0
Loss/(gain) on financial instruments	1.3	(0.8)	0.5	14.9	(6.9)	8.0
Profit before taxation	7.8	3.9	11.7	83.6	33.2	116.8
Taxation	-	-	-	-	0.1	0.1
Deferred taxation	1.9	1.2	3.1	21.2	10.0	31.2
Profit after taxation	5.9	2.7	8.6	62.4	23.1	85.5
Exceptional items	0.6 *	-	0.6	6.0 *	-	6.0
Net profit	5.3	2.7	8.0	56.4	23.1	79.5
Headline earnings per share - cents	3.7	1.8	5.5	39.5	14.9	54.4
Basic earnings per share - cents	3.4	1.8	5.2	35.7	14.9	50.6
Calculated on the weighted average ordinary shares issued of :	157 674 125	154 809 059	157 270 279	157 674 125	154 809 059	157 270 279
Capital expenditure - net outflow	1.6	1.4	3.0	16.1	12.0	28.1
Net cash generated	11.1	5.1	16.2	119.3	43.1	162.4

COMMENTS

Income Statements

- * Exceptional items represent the write down of assets at the closed Durban Deep mine.

Balance Sheets

1. 4 476 557 Ordinary shares issued during the quarter for share options exercised.
2. The Western Areas Limited advance of R 149.4 million was settled. Durban Roodepoort Deep, Limited has exercised its put option in respect of the associated share parcel which was offset against the amount due to Western Areas. Durban Roodepoort Deep, Limited has therefore discharged all of its obligations and realised a profit of US$ 1.5 million (R 17.1 million) on the transaction.

Other

1. Capital expenditure for the next quarter ending March 2002 are estimated at US$ 1.2 million (R 14.4 million).

CURRENCY CONVERSION

Balance Sheet:	31-Dec-01	US$ 1 =	R 12.1100
Income Statement:	Oct-01	US$ 1 =	R 9.2577
	Nov-01	US$ 1 =	R 9.7063
	Dec-01	US$ 1 =	R 11.6223

GROUP BALANCE SHEETS

ABRIDGED (Unaudited)	(US$ Million) Quarter Dec 2001	(US$ Million) Quarter Sep 2001	(R Million) Quarter Dec 2001	(R Million) Quarter Sep 2001
ASSETS				
Non-current assets	78.0	106.5	944.4	960.9
Mining assets - net	66.7	91.7	807.8	826.8
Investments	1.7	2.3	20.8	21.0
Environmental Trust funds	9.6	12.5	115.8	113.1
Current assets	29.0	44.8	351.8	403.3
Inventories	7.1	8.7	85.9	78.0
Trade and other receivables	11.6	21.1	140.7	190.5
Cash and equivalents	10.3	15.0	125.2	134.8
Total assets	107.0	151.3	1 296.2	1 364.2
EQUITY AND LIABILITIES				
Shareholders' equity	44.8	51.5	543.1	464.5
Non-current liabilities	36.6	52.8	442.6	476.4
Borrowings	3.5	5.4	42.7	49.1
Rehabilitation	15.9	21.0	192.0	189.3
Deferred taxation	3.8	2.7	45.9	24.6
Provisions	13.4	23.7	162.0	213.4
Current liabilities	25.6	47.0	310.5	423.3
Trade and other payables	22.4	26.5	272.5	239.1
Current portion of borrowings	3.1	20.4	37.3	183.6
Taxation	0.1	0.1	0.7	0.6
Total equity and liabilities	107.0	151.3	1 296.2	1 364.2

CHANGES IN SHAREHOLDER'S INTEREST

	(US$ Million) Quarter Dec 2001	(R Million) Quarter Dec 2001
Shareholder's interest at the beginning of the period	51.5	464.5
Share capital issued	2.6	32.0
- for acquisitions	-	-
- for cash	-	-
- for share options exercised	2.6	32.0
Movement in retained income	(9.3)	46.6
- profit attributable to shareholders	5.9	62.4
- currency translation adjustment	(14.6)	(9.8)
- exceptional items	(0.6)	(6.0)
Shareholder's interest at the end of the period	44.8	543.1

GROUP CASH FLOW STATEMENTS

ABRIDGED (Unaudited)	(US$ Million) Quarter Dec 2001	(R Million) Quarter Dec 2001
Cash flow from operating activities	1.5	18.1
Profit on ordinary activities	10.2	123.9
Environmental Fund funding	-	(0.4)
Investment income	0.3	4.2
Interest paid	(1.0)	(12.4)
Decrease in working capital	(8.0)	(97.2)
Cash flow from investing activities	8.4	101.0
Purchase of mining assets	(1.6)	(19.8)
Proceeds from sale of mining assets	0.3	3.7
Proceeds from the sale of investments	9.7	117.1
Cash flow from financing activities	(11.2)	(135.2)
Proceeds from issue of share capital	2.6	32.0
Repayment of borrowings	(13.8)	(167.2)
Translation adjustments	(3.4)	6.5
Decrease in cash and equivalents	(4.7)	(9.6)
Opening cash and equivalents	15.0	134.8
Closing cash and equivalents	10.3	125.2

STOCK DATA

ISSUED CAPITAL

160 093 307 ordinary no par value shares
5 000 000 cumulative preference shares
8 937 607 'B' options

	JSE	NASDAQ
Average volume for the quarter per day (000)	150	638
% of issued stock traded (annualised)	28%	125%
Price - High	R 18.00	US$ 1.45
- Low	R 9.40	US$ 1.03
- Close	R 16.90	US$ 1.38

NOTES

GROWTH PROJECTS

With the increased rand gold price, significant growth opportunities are available to Durban Roodepoort Deep, Limited which we are evaluating and exploiting.

The Blyvooruitzicht Expansion Programme is on track, increasing production monthly, to an additional 5 000 ounces (156 kilograms) a month by 2004, an improvement of 23%.

At the North West Operations, exploration of reefs outcropping on surface is continuing with initial results indicating a possible open-pittable resource in addition to the Black Reef currently being mined.

It is planned to increase production at Tolukuma by 45 000 ounces to 115 000 ounces per annum. The Kunda vein suggests potential for a small monthly tonnage of open-pittable ore. Further shallow drilling is planned. It is expected that the life will be enhanced with the exploration currently being undertaken.

The Milaihamba project, which contains the Kunda vein, will be accessed from underground and development on the twin haulage has started. A total of 93 trenches have been excavated, mapped and sampled to date on the Saki project.

SHARE OPTION SCHEME

The following summary provides information in respect of the Durban Roodepoort Deep (1996) Share Option Scheme as at 31 December 2001:

Number of options granted:	10 150 397
Number of options currently exercisable:	4 148 293

ACCOUNTING POLICIES

The financial statements are prepared on the historical cost basis and in accordance with South African Statements of Generally Accepted Accounting Practice. The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2001.

ADDRESS DETAILS

REGISTERED OFFICE :
45 Empire Road, Parktown, South Africa,
PO Box 390,
Maraisburg 1700, South Africa

SHARE TRANSFER SECRETARIES :
Ultra Registrars (Pty) Ltd,
PO Box 4844,
Johannesburg 2000, South Africa

UNITED KINGDOM REGISTRARS :
St. James' Corporate Services Ltd,
6 St. James' Place,
London SW IA INP

DEPOSITORY BANK :
American Depository Receipts,
The Bank of New York,
Shareholders Relations Department,
101 Barclay Street, New York, NY 10296

Directors : MM Wellesley-Wood (Chairman and Chief Executive Officer)* ; RAR Kebble (Deputy Chairman) ; IL Murray (Chief Financial Officer) ;
F Weideman ; G Fischer ; N Goodwin ; G Njenje ; RP Hume ; DC Baker* ; FH Coetzee (*British)
MA Eloff (Group Company Secretary)

INVESTOR RELATIONS

For further information, contact Maryna Eloff at :
Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641, e-mail: eloffm@drd.co.za, web site: http://www.durbans.com
45 Empire Road, Parktown, South Africa, PO Box 390, Maraisburg 1700, South Africa

SA HEDGE BOOK FOR THE QUARTER ENDED 31 DECEMBER 2001

ar ende	Type of Contract	Ounces of Gold	Kilograms of Gold	Contract Price per Ounce	g	% Committed
Jan 02 -	Forward sales	208,969	6,500	R 1,751.71	#	28%
	Calls sold	60,000	1,866	$333.23		
	Calls sold	100,751	3,134	R 2,042.66		
	Calls bought	65,625	2,041	R 2,300.00		
	Puts bought	42,000	1,306	R 1,900.00		
Jul 02 -	Forward sales	170,000	5,288	R 2,153.90	#	20%
	Calls sold	204,000	6,345	R 2,077.00		
	Calls bought	150,000	4,666	R 2,999.93		
	Puts bought	84,000	2,613	R 1,967.50		
Jul 03 -	Forward sales	150,000	4,666	R 2,200.25	#	3%
	Calls sold	34,000	1,058	R 2,084.00		
	Calls bought	150,000	4,666	R 2,999.93		
	Puts bought	14,000	435	R 1,990.00		

* Note: - In addition to the above, 50% of the Group's electricity charge over the next four years is linked to the gold price via a gold linked tariff agreement

- The Company has forward purchases of 10 056 ounces at an average of US$352.25 per ounce which are amortised on a monthly basis. It is expected that these positions will be completely eliminated by March 2002.

Gold Lease Rate Swaps

Maturity	Volume	Rate	Reset date
Jun-02	18,750	2.00%	Mar-02
Jun-04	300,000	0.20%	Mar-02

Note: Call options bought, totalling 65 625oz of notional volume in the year 2002, at a strike level of R2 300, have a down & out barrier at R1 650.

Exhibit 5

DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
ARBN 086 277616
JSE trading symbol : DUR
ISIN Code : ZAE 000015079
Issuer code : DUSM
NASDAQ trading symbol : DROOY

REPORT TO SHAREHOLDERS FOR THE 3rd QUARTER ENDED 31 MARCH 2002

Group Results

Highlights

- Hedge restructuring continues - commitment less than 400 000 ounces
- Growth : plan is to boost capex to US$ 14 million next year
- Exploration programmes show promising results
- Open-pit mining of the Gold Estate Reef starts in May
- Balance sheet strengthens further - gearing below 14%
- *Employee profit share scheme introduced at Blyvoor*
- Liquidity reaches all-time high : 170 million shares traded this quarter alone
- Independent Board established

Key Operating Results

	Quarter March 2002	Quarter December 2001
Gold production :	**249 232 oz**	269 069 oz
	7 752 kg	8 369 kg
Cash operating costs :	**US$ 186/oz**	US$ 186/oz
	R 69 154/kg	R 60 617/kg
Cash operating profit :	**US$ 10.0 million**	US$ 16.2 million
	R 115.9 million	R 170.1 million
Headline (loss)/profit :*	**(US$ 0.5 million)**	*US$ 5.9 million*
	(R 4.8 million)	R 62.4 million
(*) after hedge buyback of :	**US$ 5.6 million**	US$ 2.1 million
	R 64.5 million	R 22.7 million

LETTER TO SHAREHOLDERS

Dear shareholder .

Overall performance

Our commitment to our hedge buyback programme resulted in an investment of US$ 5.6 million (R 64.5 million) towards this objective during the quarter. This, together with our normal deliveries has reduced the commitment to less than 400 000 ounces. The "bunching" of hedge deliveries in March, however, meant that our average gold price received was US$ 35 per ounce (R 2 444 per kilogram) lower than for the previous quarter.

Gold production was disappointing due to a succession of geological and technical problems at the North West Operations. These have been rectified and greater face length flexibility has now been engineered into our mine planning.

Growth

Our exploration programmes at Tolukuma in Papua New Guinea and on the Harties lease area near Klerksdorp in South Africa's North West Province continue to yield promising results. Open-pit mining on the Gold Estates Reef near Klerksdorp will begin in May, building from 85 000 tons to 105 000 tons per month.

Financial

Our cash operating profit margin decreased from 34% to 22% as a result of the lower gold production and increased operating cost. Despite this, the balance sheet continued to strengthen throughout the quarter. The quarter-end current ratio was 143% compared with 113% at the end of December 2001 quarter. Cash and equivalents increased by US$ 8.0 million (R 81.7 million) during the quarter, even after investing US$ 5.6 million (R 64.5 million) in the accelerated hedge buyback programme. With the interest-bearing debt:equity ratio down to 13% compared with the previous quarter's 15%, Durban Roodepoort Deep is well placed to take on external debt for the right project or investment.

Our share liquidity reached an all-time high during the quarter under review with some 170 million shares traded, 142 million on NASDAQ alone.

Board changes

There have been a number of Board changes recently. Frans Weideman retired on 28 February 2002. Roger Kebble also announced his retirement with effect from 30 June 2002 after eight years' service to Durban Roodepoort Deep. Grant Fischer resigned as a director on 12 April 2002. I would like to welcome Dr Paseka Ncholo and Geoffrey Campbell to the Board.

Outlook

To increase gold production, Durban Roodepoort Deep plans to increase its capital expenditure to US$ 14 million over the next twelve months. This year, we have re-opened two shafts and created 1273 new jobs. I am confident we can support further growth in the coming financial year as we complete the planning cycle over the next few months.

At Blyvooruitzicht, the introduction of the new profit-sharing scheme will ensure that employees' minimum earnings exceed R 2 000 per month by July.

Finally I would like to thank all shareholders for their support for the company recently and their affirmation of my continued leadership of Durban Roodepoort Deep. I will remain as Chief Executive Officer and have mandated a firm of recruitment consultants to search for a Non-Executive Chairman.

MARK WELLESLEY-WOOD
Chairman and Chief Executive Officer
25 April 2002

KEY OPERATING RESULTS

OPERATION	Quarter Mar 2002	Quarter Dec 2001	9 mths to Mar 2002	Quarter Mar 2002	Quarter Dec 2001	9 mths to Mar 2002	Quarter Mar 2002	Quarter Dec 2001	9 mths to Mar 2002
Imperial	Ore milled (underground) - t'000			Yield (underground) - ounces/ton			Gold produced (underground) - troy ounces		
Blyvooruitzicht	**235**	201	639	**0.219**	0.258	0.240	**51 570**	51 827	153 167
North West	**590**	640	1 855	**0.171**	0.181	0.179	**100 600**	115 614	331 635
Crown	**-**	-	-	**-**	-	-	**-**	-	-
Tolukuma	**33**	28	83	**0.396**	0.433	0.422	**13 053**	12 121	35 044
	858	869	2 577	**0.193**	0.207	0.202	**165 223**	179 562	519 846
Imperial	Ore milled (surface) - t'000			Yield (surface) - ounces/ton			Gold produced (surface) - troy ounces		
Blyvooruitzicht	**466**	509	1 488	**0.028**	0.026	0.027	**12 828**	13 020	39 962
North West	**1 556**	1 581	4 692	**0.016**	0.018	0.017	**25 463**	27 875	78 544
Crown	**3 709**	4 098	11 744	**0.012**	0.010	0.010	**43 435**	42 278	123 265
Tolukuma	**10**	24	56	**0.228**	0.264	0.332	**2 283**	6 334	18 616
	5 741	6 212	17 980	**0.015**	0.014	0.014	**84 009**	89 507	260 387
USD/Imperial	Cash cost (underground) - US$/ounce			Cash cost (surface) - US$/ounce			Total cash cost - US$/ounce		
Blyvooruitzicht	**157**	173	181	**145**	166	164	**154**	172	177
North West	**212**	202	221	**144**	135	147	**199**	189	207
Crown	**-**	-	-	**179**	198	210	**179**	198	210
Tolukuma	**237**	213	232	**232**	153	151	**237**	192	204
	197	194	210	**165**	170	180	**186**	186	200
USD/Imperial	Cash cost (underground) - US$/ton			Cash cost (surface) - US$/ton			Total cash cost - US$/ton		
Blyvooruitzicht	**34**	45	43	**4**	4	4	**14**	16	16
North West	**36**	36	40	**2**	2	2	**12**	12	13
Crown	**-**	-	-	**2**	2	2	**2**	2	2
Tolukuma	**94**	92	98	**53**	40	50	**84**	68	79
	38	40	42	**2**	2	3	**7**	7	8

Metric	Ore milled (underground) - t'000			Yield (underground) - g/tonne			Gold produced (underground) - kg		
Blyvooruitzicht	**213**	183	580	**7.53**	8.81	8.21	**1 604**	1 612	4 764
North West	**535**	581	1 684	**5.85**	6.19	6.13	**3 129**	3 596	10 315
Crown	**-**	-	-	**-**	-	-	**-**	-	-
Tolukuma	**30**	25	74	**13.53**	15.08	14.73	**406**	377	1 090
	778	789	2 338	**6.61**	7.08	6.92	**5 139**	5 585	16 169
Metric	Ore milled (surface) - t'000			Yield (surface) - g/tonne			Gold produced (surface) - kg		
Blyvooruitzicht	**422**	462	1 350	**0.95**	0.88	0.92	**399**	405	1 243
North West	**1 411**	1 434	4 256	**0.56**	0.60	0.57	**792**	867	2 443
Crown	**3 366**	3 718	10 656	**0.40**	0.35	0.36	**1 351**	1 315	3 834
Tolukuma	**9**	21	49	**7.89**	9.38	11.82	**71**	197	579
	5 208	5 635	16 311	**0.50**	0.49	0.50	**2 613**	2 784	8 099
Rand/Metric	Cash cost (underground) - R/kg			Cash cost (surface) - R/kg			Total cash cost - R/kg		
Blyvooruitzicht	**58 259**	56 348	57 320	**53 737**	54 020	51 907	**57 358**	55 881	56 200
North West	**78 887**	65 620	70 051	**53 659**	43 701	47 090	**73 791**	61 362	65 654
Crown	**-**	-	-	**66 555**	64 307	66 714	**66 555**	64 307	66 714
Tolukuma	**88 177**	70 416	76 027	**86 479**	48 853	46 142	**87 925**	63 016	65 659
	73 183	63 267	66 703	**61 230**	55 300	57 051	**69 154**	60 617	63 482
Rand/Metric	Cash cost (underground) - R/tonne			Cash cost (surface) - R/tonne			Total cash cost - R/tonne		
Blyvooruitzicht	**439**	496	471	**51**	47	48	**181**	175	175
North West	**461**	406	429	**30**	26	27	**149**	136	141
Crown	**-**	-	-	**27**	23	24	**27**	23	24
Tolukuma	**1 193**	1 062	1 120	**682**	458	545	**1 075**	786	891
	483	448	461	**31**	27	28	**90**	79	83

Incorporating the results of all Durban Roodepoort Deep subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Crown Consolidated Gold Recoveries Limited, Hartebeestfontein Gold Mine a division of Buffelsfontein Gold Mines Limited, DRD Australasia and Dome Resources NL

GROUP INCOME STATEMENTS

FINANCIAL RESULTS (Unaudited)	(US$ Million) Quarter Mar 2002	(US$ Million) Quarter Dec 2001	(US$ Million) 9 months to Mar 2002	(R Million) Quarter Mar 2002	(R Million) Quarter Dec 2001	(R Million) 9 months to Mar 2002
Gold revenue	56.4	66.4	191.7	652.0	677.4	1 907.9
Cash operating costs	46.4	50.2	155.9	536.1	507.3	1 540.6
Cash operating profit	10.0	16.2	35.8	115.9	170.1	367.3
Other expenses - net	1.4	1.3	3.8	15.0	13.2	37.4
Business development	0.1	0.1	0.3	1.4	1.3	3.6
Care and maintenance costs	0.2	0.2	0.8	2.7	1.6	7.9
Cash profit from operations	8.3	14.6	30.9	96.8	154.0	318.4
Retrenchment costs	-	0.1	0.4	0.2	0.9	3.4
Hedge buyback	5.6 *	2.1	7.8	64.5 *	22.7	88.2
Interest expense	0.2	1.2	2.5	2.7	12.1	24.0
Profit on sale of investments	-	(1.5)	(1.5)	(0.1)	(17.1)	(17.2)
Net cash operating profit	2.5	12.7	21.7	29.5	135.4	220.0
Non-cash items	3.0	4.9	10.5	33.7	51.8	107.4
Rehabilitation	0.2	0.3	0.8	2.1	2.7	7.6
Depreciation	2.6	2.8	8.8	29.8	29.1	87.0
Work in progress	0.3	0.5	0.5	2.7	5.1	5.7
(Gain)/loss on financial instruments	(0.1)	1.3	0.4	(0.9)	14.9	7.1
(Loss)/profit before taxation	(0.5)	7.8	11.2	(4.2)	83.6	112.6
Taxation	-	-	-	0.2	-	0.3
Deferred taxation	-	1.9	3.1	0.4	21.2	31.6
(Loss)/profit after taxation	(0.5)	5.9	8.1	(4.8)	62.4	80.7
Exceptional items	-	0.6	0.6	-	6.0	6.0
Net (loss)/profit	(0.5)	5.3	7.5	(4.8)	56.4	74.7
Headline (loss)/earnings per share - cents	-0.3	3.7	5.0	-2.9	39.5	49.7
Basic (loss)/earnings per share - cents	-0.3	3.4	4.7	-2.9	35.7	46.0
Calculated on the weighted average ordinary shares issued of :	163 435 427	157 674 125	162 351 951	163 435 427	157 674 125	162 351 951
Capital expenditure - net outflow	1.6	1.6	4.6	18.5	16.1	46.6
Net cash generated	0.9	11.1	17.1	11.0	119.3	173.4

COMMENTS

Income Statements

- As reported at the previous quarter, DRD's objective is to become an unhedged producer and has spent US$ 5.6 million (R 64.5 million) in buying back forward sales in advance.

Balance Sheets

Ordinary shares issued during the quarter :

- Share options exercised	4 064 439
- Issued for cash to settle debt	2 000 000
	6 064 439

Capital expenditure by operation :	Quarter Mar-02	Quarter Dec-01
- Blyvooruitzicht	US$ 0.3 m	US$ 0.1 m
- North West	US$ 0.2 m	US$ 1.1 m
- Crown	US$ 0.2 m	US$ 0.2 m
- Tolukuma	US$ 0.9 m	US$ 0.2 m
	US$ 1.6 m	US$ 1.6 m

Capital expenditure for the quarter ending June are estimated at:

- Blyvooruitzicht	US$ 0.3 million (R 2.6 million)
- North West	US$ 0.3 million (R 3.7 million)
- Crown	US$ 0.8 million (R 9.1 million)
- Tolukuma	US$ 1.0 million (R 11.3 million)

CURRENCY CONVERSION

Balance Sheet:	31-Mar-02	US$ 1 =	R 11.3350
Income Statement:	Jan-02	US$ 1 =	R 11.6544
	Feb-02	US$ 1 =	R 11.4990
	Mar-02	US$ 1 =	R 11.5329

GROUP BALANCE SHEETS

ABRIDGED (Unaudited)	(US$ Million) Quarter Mar 2002	(US$ Million) Quarter Dec 2001	(R Million) Quarter Mar 2002	(R Million) Quarter Dec 2001
ASSETS				
Non-current assets	84.1	78.0	954.4	944.4
Mining assets - net	71.9	66.7	815.4	807.8
Investments	1.8	1.7	20.6	20.8
Environmental Trust funds	10.4	9.6	118.4	115.8
Current assets	37.9	29.0	429.1	351.8
Inventories	7.5	7.1	85.4	85.9
Trade and other receivables	12.1	11.6	136.8	140.7
Cash and equivalents	18.3	10.3	206.9	125.2
Total assets	122.0	107.0	1 383.5	1 296.2
EQUITY AND LIABILITIES				
Shareholders' equity	56.0	44.8	636.0	543.1
Non-current liabilities	39.5	36.6	447.5	442.6
Borrowings	4.1	3.5	46.4	42.7
Rehabilitation	17.1	15.9	194.1	192.0
Deferred taxation	4.1	3.8	46.3	45.9
Provisions	14.2	13.4	160.7	162.0
Current liabilities	26.5	25.6	300.0	310.5
Trade and other payables	23.2	22.4	263.5	272.5
Current portion of borrowings	3.2	3.1	35.8	37.3
Taxation	0.1	0.1	0.7	0.7
Total equity and liabilities	122.0	107.0	1 383.5	1 296.2

CHANGES IN SHAREHOLDER'S INTEREST

	(US$ Million) Quarter Mar 2002	(R Million) Quarter Mar 2002
Shareholder's interest at the beginning of the period	44.8	543.1
Share capital issued	6.0	69.4
- for acquisitions	-	-
- for cash	3.0	35.0
- for share options exercised	3.0	34.4
Movement in retained income	5.2	23.5
- loss attributable to shareholders	(0.5)	(4.8)
- currency translation adjustment	5.7	28.3
- exceptional items	-	-
Shareholder's interest at the end of the period	56.0	636.0

GROUP CASH FLOW STATEMENTS

ABRIDGED (Unaudited)	(US$ Million) Quarter Mar 2002	(R Million) Quarter Mar 2002
Cash flow from operating activities	2.2	25.4
Profit on ordinary activities	2.3	26.9
Investment income	0.2	2.5
Interest paid	(0.2)	(2.6)
Taxation paid	-	(0.2)
Decrease in working capital	(0.1)	(1.2)
Cash flow from investing activities	(1.6)	(18.3)
Purchase of mining assets	(1.8)	(20.4)
Proceeds from sale of mining assets	0.2	1.9
Investments acquired	(0.1)	(0.9)
Proceeds from the sale of investments	0.1	1.1
Cash flow from financing activities	5.3	74.0
Proceeds from issue of share capital	6.0	69.4
Repayment of borrowings	(0.7)	(8.5)
Proceeds from borrowings	1.1	13.1
Translation adjustments	2.1	0.6
Increase in cash and equivalents	8.0	81.7
Opening cash and equivalents	10.3	125.2
Closing cash and equivalents	18.3	206.9

STOCK DATA

ISSUED CAPITAL

166 157 746 ordinary no par value shares
5 000 000 cumulative preference shares
8 937 607 'B' options

	JSE	Frankfurt	NASDAQ
Average volume for the quarter per day (000)	363	109	2 368
% of issued stock traded (annualised)	53%	16%	342%
Price - High	R 41.00	Euro 4.50	US$ 3.67
- Low	R 15.30	Euro 1.50	US$ 1.34
- Close	R 39.00	Euro 4.15	US$ 3.58

EXPLORATION

In Papua New Guinea drill preparation was carried out at the Kunda and Saki prospects and drilling commenced at Kunda on 9 March 2002. The first eight holes have been completed. The Kunda access road is scheduled for completion by the end of May 2002. This will also provide access to other targets within the Tolukuma Caldera Project, namely Seri Seri, Sisimonda and Dilava.

A reconnaissance team has been sent to the Tamata project area on EL 1297 in order to follow up previous work carried out by Esso and City Resources in 1984.

In South Africa, surface drilling of the Townlands area in Klerksdorp was completed. The potential of the more important reefs namely, the Gold Estates Reef, the Commange Reef, the Ada May Reef and the Vaal Reefs, were evaluated.

A total of 94 boreholes were drilled (3 887m of drilling) and some 33 trenches were escavated across the outcrops in order to establish the position of the reef horizons and also to sample the grades of the reefs on surface. Only portions of the Gold Estates Reef zone could potentially be extracted economically through open pit mining and on this zone the Measured Resource represents some 1.4 million tons at 1.2 grams per ton. Planning is currently underway and open pit mining will commence in th June 2002 quarter.

SHARE OPTION SCHEME

The following summary provides information in respect of the Durban Roodepoort Deep (1996) Share Option Scheme as at 31 March 2002 :

Number of options granted :	6 166 291
Number of options currently exercisable :	1 303 484

ACCOUNTING POLICIES

The financial statements are prepared on the historical cost basis and in accordance with South African Statements of Generally Accepted Accounting Practice. The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2001.

INVESTOR RELATIONS

For further information, contact Maryna Eloff at : Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641,
e-mail: eloffm@drd.co.za,
web site: http://www.durbans.com
45 Empire Road, Parktown, South Africa,
PO Box 390, Maraisburg 1700, South Africa.

ADDRESS DETAILS

REGISTERED OFFICE :
45 Empire Road, Parktown, South Africa,
PO Box 390,
Maraisburg 1700, South Africa

SHARE TRANSFER SECRETARIES :
Ultra Registrars (Pty) Ltd,
PO Box 4844,
Johannesburg 2000, South Africa

UNITED KINGDOM REGISTRARS :
CAPITA IRG Plc
Balfour House, 390/398 High Road,
Ilford Essex IG1 1NQ, United Kingdom

DEPOSITORY BANK :
American Depository Receipts,
The Bank of New York,
Shareholders Relations Department,
101 Barclay Street, New York, NY 10296

Hedge book

Period	Type of contract	Ounces of gold		Price per ounce	% Hedged	% Committed
Apr 02 - Jun 02	Fwd sales	105 000	R	1 752.19	38	48
	Calls sold	10 000	US$	333.23		
	Calls sold	51 000	R	2 042.66		
	Calls bought	32 813	R	2 300.00		
	Puts bought	21 000	R	1 900.00		
Jul 02 - Jun 03	Fwd sales	170 000	R	2 153.90	15	20
	Calls sold	204 000	R	2 077.00		
	Calls bought	150 000	R	2 999.93		
	Puts bought	84 000	R	1 967.50		
Jul 03 - Jun 04	Fwd sales	150 000	R	2 200.25	14	3
	Call sold	34 000	R	2 084.00		
	Calls bought	150 000	R	2 999.93		
	Puts bought	14 000	R	1 990.00		

Gold lease rate swaps	Maturity date	Volume	Rate
	Jun-02	18 750	2.00%
	Jun-04	300 000	0.20%

Note:
- Call options bought, totaling 32 813 oz of notional volume in the year 2002, at a strike level of R 2 300, have a down and out barrier at R 1 650.
- In addition to the above, 50% of the Group's electricity charge over the next four years is linked to the gold price via a gold linked tariff agreement.

Exhibit 6

ANNUAL FINANCIAL STATEMENTS for the year ended 30 June 2001

success growth value delivering results . . .

DURBAN ROODEPOORT DEEP, LIMITED

ANNUAL FINANCIAL STATEMENTS
for the year ended
30 June 2001

contents

. . . to the benefit of all shareholders

Profile

Durban Roodepoort Deep, Limited (DRD) is a dynamic, driven and independent primarily South African-based gold mining company, established in 1895. The market capitalisation of this growth-orientated Company as at 30 June 2001 was approximately R1.4 billion.

Gold is DRD's main product and its principal activities are deep-level gold mining and surface retreatment.

The year-end resource base consists of 1.2 billion tonnes containing 65 million ounces and reserves of 190 million tonnes containing 14.4 million ounces of proved and probable gold. Underground reserves comprise 11.8 million ounces.

The current operations have been amalgamated and acquired since 1997, building the Company from production of under 100 000 ounces per annum in 1997 to its current production of 1.1 million ounces giving it the enviable position as the 13th largest gold producer in the world.

DRD now has a powerful operational base in South Africa and a foothold in the Australasian region.

Its shares are listed on the JSE Securities Exchange SA, the London Stock Exchange, the Brussels Stock Exchange, the Australian Stock Exchange, the Paris Bourse and NASDAQ in the United States. DRD's shares are also traded on the Berlin OTC market and the Regulated Unofficial Market of the Frankfurt Stock Exchange.



Financial highlights

	2001	2000	% change
Gold production (thousand ounces)	1 064	1 135	(6.3)
Proved and probable mineral reserves (million ounces)	14.4	15.9	(9.4)
Turnover (R million)	2 142	2 044	4.8
Operating profit/(loss) from gold (R000)	116 692	(26 537)	-
Loss after tax (R000)	(236 911)	(854 246)	72.3
Loss per share (cents)	(175)	(820)	78.7
Total assets (R million)	1 404	1 520	(7.6)
Net asset value per share (cents)	284	386	(26.4)
Market price per share (cents)	925	700	32.1
Ordinary shares in issue 30 June	154 529 578	120 990 746	27.7
Market capitalisation (R billion)	1.4	0.8	68.7


proactive, dynamic,
growing, adapting,
determined, independent,
substantial, caring

Gold production


1997
1998
1999
2000
2001
million ounces produced
1.2
0.8
0.4
0

Net cash after Capex


US$m
Mar 99
Jun 99
Sep 99
Dec 99
Mar 00
June 00
Sep 00
Dec 00
Mar 01
June 01
2
0
-2
-4
-6
-8
-10




To my fellow shareholders,

In the year under review, gold moved back into favour as an investment medium with positive implications for Durban Roodepoort Deep (DRD). It appears that it shrugged off its image as a "commodity" and has begun to appeal to asset allocators again, firstly as a form of portfolio insurance and more recently as an investment in its own right.

However, turbulent conditions worldwide have combined to make the future of the gold market as interesting as it has ever been since the free market began. We are confronted with negative real interest rates in the United States for the first time in 18 years. This is because the markets have expressed complete disenchantment with the new economy, and the new paradigms associated with its valuation, and have also viewed the policy response of throwing more money at the problem, as wholly inappropriate. Meanwhile, the Central Banks, which have been abandoning gold by refusing it "vault space", are now faced with a dilemma as they only have one reserve asset - the dollar.

DRD is uniquely placed to take advantage of these changed fundamentals. We are a marginal gold producer, with a vast resource base and ample spare capacity with which to increase gold output.

It has been a year of transition and restructuring for DRD. This process started in earnest in November 2000, when the new management team, comprising Roger Kebble, Frans Weideman, Ian Murray and myself, took control. This marked the start of the "back to basics" strategy, which saw the Company return to its core activities and competencies.

Our mission is to be an independent gold producer focusing on extending mine lives safely and profitably. DRD specialises in turnaround situations and provides "see-through" value to the ounces of gold we control for investors. Despite our diversification into Australia, we see our principal opportunities here in South Africa where gold reserves and resources can be acquired and developed cheaply.

Our cash operating profit for the year improved by R125 million due to tight cost controls. The cash operating margin has doubled to 12%, but is still short of the target we have set ourselves. There have been a number of non-recurring costs associated with our restructuring exercise, including R205 million on hedge restructuring costs and R22 million for retrenchments. Most importantly though we ended the year in the final quarter on a cash positive position with our first quarterly headline earning in the black. Our production cost decreased to $228/oz at year-end and, taking into account our low capital expenditure, DRD has become the lowest cost producers in terms of total cost.

We issued a total of 19.67 million shares for cash, the greatest proportion of which was applied to reducing debt by R83 million. As a result we ended the year with stronger balance sheet ratios.

The decision to write off our long gold positions resulted in an exceptional loss of R205 million. This has improved our gold price received for accounting purposes by some $13/oz. These positions will, in any event, be eliminated by December 2001.

Some of the principal drivers of the restructuring campaign and our key achievements are as follows:

- R10 million (US$1.2 million) was invested in improving the Tolukuma gold mine in Papua New Guinea, and the compulsory acquisition of minority shareholders in its holding company, Dome Resources NL, resulted in Dome's subsequent de-listing from the Australian Stock Exchange;
- Our head office numbers were reduced by flattening structures;
- Debt was eliminated wherever possible thereby bringing our gearing ratio down to a more manageable 20%;
- The failed investments in Australia were tidied up;


"focusing on growth of production and reduction
in costs, to the benefit of our shareholders"

- Tighter financial controls and improved corporate governance standards were instituted;
- The Blyvoor 2000 Project at our Blyvooruitzicht mine was redesigned into the Blyvoor Expansion Project, which will lead to earlier cash flow and better NPV;
- A task force was formed to investigate suppliers and purchasing procedures, which has already resulted in significant cost savings;
- The hedge book was reduced and restructured on a continuous basis throughout the year;
- DRD became a far more open and transparent company. Our stakeholder communications programme was improved, monthly investor bulletins are now distributed electronically and the website has been revamped. Regular forums with Unions, such as the National Union of Mineworkers, are taking place; and
- We have disposed of or sold all of our non-core assets, including our interest in Witwatersrand Refinery and Mine Waste Solutions.

However, not all outcomes have been positive. The low gold price has restricted our cash flow at a time when the costs of the restructuring exercise have been at their peak. While our assets base is now more robust, the operations have still not produced adequate cash flows, partly because of our penal hedgebook.

The Board continues to recover funds misappropriated from the Company, on which I reported last year. The Special Committee continued to investigate these certain specific irregularities and have confirmed that the adjustments made to last year's financial statements were appropriate. Improved controls and procedures have been implemented in collaboration with our auditors and have been examined by the Company's insurers.

To date, settlement agreements have been reached with several parties, covering an amount of approximately R10 million. The funds recovered will be reflected in the financial accounts on an as and when received basis, and no recovery has been taken into account in the current period. No further financial adjustments have been required as a result of the Special Committee's work, or by the Company's auditors. The Special Committee, together with our legal advisers, are still evaluating the recoverability of further sums of money.

In July 1999, DRD issued a total of 8 282 056 ordinary shares ostensibly for the acquisition of the Rawas gold mine in Indonesia. At that time the mine had a remaining life of less than one year, and indeed, production subsequently ceased in March 2000. The principal shareholders of Laverton Gold (the holding company of Rawas Mine) were CAM and Continental Goldfields, both of whom were also creditors and received DRD shares, along with other creditors, in settlement of their debt.

At the time of preparing the 2000 financial statements, the exact nature of, and benefits arising from this transaction, were unclear. Accordingly, the directors deemed it prudent to write off the cost of the investment, which amounted to R123 million, and review the matter further. Investigations have proceeded throughout the current year and new information is now at hand. The potential for recovery by pursuing legal claims and the value of the remaining geological resources at Rawas, are still being investigated by your Board. As referred to in note 13 to last year's accounts, the Company still intends to apply to the Court to validate the share issue.

Shareholders are not exposed to any further financial loss and indeed there are prospects for some recovery.

Unfortunately, during the course of the second quarter of this year, we discovered over-recording in Hartebeestfontein mine's gold reporting, which resulted in a complete re-appraisal of its cost base and Life of Mine plan. These have been reviewed by independent technical consultants SRK which determined a mine life of six years.

On a more positive note, we have completed a thorough review of our budgeting exercise and the Board feels confident that the budget for the forthcoming year indicates a healthier cash and profits position, and is achievable. For the first time we set "top-down" goals, which demanded a return of 18% on the capital invested in the business.

Chairman's statement

However, DRD's hedge book continues to cost the Company dearly. If we had received the average spot price for our gold sales in 2001, we would have increased our operating profits by R74 million. Now that the gold price shows increasing signs of having turned the corner and the Company's cost position has improved, it is becoming less appropriate to hedge our forward gold production. We have commissioned an external hedge consultancy firm, to advise the Board on its hedge book, and we will be implementing their recommendations.

By securing future employment for some 19 000 staff members, as well as the production of over 1 million annual ounces of gold, DRD is making a significant contribution to the South African economy. Since most of our South African mines were scheduled for closure several years ago, DRD's marginal mining expertise has made a considerable contribution to the Government's sustainability effort. Furthermore, our Crown Section, which re-processes old mine dumps around Johannesburg, is cleaning up the environment and reclaiming land for commercial development.

Our projections show that the Company has an extremely favourable outlook for at least the next five years. Within this profile we have identified a number of areas of organic growth. These include the high grade and extensive mineral resources at Tolukuma, the surface outcrops at Hartebeestfontein, which lend themselves to open pit mining, as well as the implementation of the Blyvoor Expansion Project and the Argonaut Project.

We have been naturally cautious on the acquisition front. We will continue to pursue acquisitions, which provide synergies with our four business units. By nature, these tend to be contiguous extensions of our existing activities, where management can be focused and real cost savings achieved.

When Roger Kebble and I took over our respective executive roles, we did so on a temporary basis. While both of us ultimately intend to resume non-executive capacities, we are continuing the search for a new Chief Executive Officer (CEO). Experience tells us that this search will take a while, but we are actively pursuing the issue of succession planning.

Mike Prinsloo resigned as CEO on 2 November 2000. Frans Weideman joined the Board as Director of Operations at the same time. Frans will become a non-executive Director in October 2001, and Frik Coetzee will assume the role of Chief Operating Officer. Gibson Njenje joined the Board as a non-executive Director earlier this year.

Dick Plaistowe left the Board on 17 April 2001 to take up his new position as CEO of Mine Waste Solutions, an environmental clean up company, which was spawned out of DRD.

It has been a challenging year and I am grateful for the support of so many members of the DRD team who have facilitated progress and made it all happen. We have set ourselves the objective of becoming the "gold investment of choice", and I trust this vision will come to fruition in the forthcoming year.

Mark Wellesley-Wood

Mark Wellesley-Wood
CHAIRMAN AND CHIEF EXECUTIVE

Share Transactions Totally Electronic (STRATE)

DRD was selected by STRATE and the JSE Securities Exchange South Africa to move to electronic settlement on 24 September 2001.

The conversion of share certificates into electronic form marked a significant change for all South African shareholders. This practice can, however, be likened to the more familiar process of depositing physical cash into an electronic bank account.

Those South African shareholders who have not yet entered the STRATE environment should appoint a custodian bank (known in the STRATE environment as a Central Securities Depository Participant or CSDP) or qualifying stockbroker as soon as possible. Your share certificates should be submitted to your selected CSDP or qualifying stockbroker who will ensure that they are converted into an electronic record. This conversion into electronic form renders them eligible for settlement in the STRATE environment.

From a corporate perspective, DRD has dealt with all the practical and legal ramifications of STRATE, but the success of our move into an internationally competitive electronic settlement environment is largely dependent upon the extent to which our shareholders participate in this development. We therefore encourage those shareholders who have not yet done so, to deposit their share certificates into the STRATE environment as soon as possible, for conversion into electronic form.

We are gratified to finally be part of a new electronic era in securities settlement and to be reaping the benefits of a secure and efficient system.

Further information can be obtained from STRATE's Information Centre on:

Reception	(011) 520 7700
Info-line	0800 004 727
Fax	(011) 520 8600
E-mail	liaisondesk@STRATE.co.za
URL	www.STRATE.co.za

Corporate governance

COMPLIANCE

Corporate Governance is about how we exercise best business practice throughout DRD. It is the means by which we enhance our organisational performance and deliver value to shareholders and stakeholders alike. The systems we have put in place serve to enhance transparency and accountability by providing checks and balances throughout our organisational structure.

We have been working with external consultants, held workshops and adopted procedures to improve our standards and performance. This will be a continuing process and we intend to benchmark our achievements on an annual basis.

DRD is committed to high standards of corporate governance throughout the Group and is required to comply with the Code of Corporate Practice and Conduct, as set out in the King Report on Corporate Governance.

BOARD OF DIRECTORS

The Board of directors comprises five executive and four non-executive directors, whose details are set out on the inside back cover. As a result of the restructure of management during the year, Messrs Wellesley-Wood and Kebble were appointed on an acting basis as Executive Chairman and Executive Director respectively. They will be re-instated in their non-executive capacities as soon as suitable replacements have been identified.

The Board recognises its responsibility to retain full and effective control over the Company. The Board meets regularly on a quarterly basis with additional meetings being arranged when necessary to establish, review and implement strategy and also to review operational and financial performance.
The Board also authorises acquisitions and disposals, major capital expenditure, stakeholder communications and other material matters reserved for its consideration. The annual budgets for the various operational units are approved by the Board. The roles of Chairman and Chief Executive Officer currently vest in the same person. The Chairman is responsible for assisting the Board and officers in assuring compliance with and implementation of the Company's governance guidelines and is also principally responsible for revisions to the governance guidelines.

The Board continuously reviews practices for the monitoring of executive management and ensuring that decisions on material matters are in the hands of the Board. All terms of references for the various sub-committees of the Board, including special committees tasked to deal with specific issues, are approved by the Board.

All round-robin resolutions circulated to members of the Board have to be signed by at least two non-executive directors before they come into effect. These resolutions are then ratified at the next meeting of the Board.

All directors are subject to retirement by rotation and re-election by shareholders in accordance with the Company's Articles of Association. In addition, all directors are subject to re-election by shareholders at the first annual general meeting following their appointment. The Board as a whole approves the appointment of new directors.

COMPANY SECRETARY AND PROFESSIONAL ADVICE

The Company Secretary is appointed in terms of Section 268 of the Companies Amendment Act 1999 (No 37 of 1999). All directors have access to the advice and services of the Company Secretary, who reports to the

Corporate governance

chairman of the Board. The Secretary is responsible to the Board for ensuring compliance with procedures and regulations of a statutory nature. Directors are entitled to seek independent professional advice concerning the affairs of the Company at the Company's expense, should they believe that course of action would be in the best interests of the Company.

STAKEHOLDER COMMUNICATION

The Board strives to present a balanced and understandable assessment of the Company's position, addressing material matters of significant interest and concern to stakeholders.

International media, analyst and investor briefings are held when the Company's results are announced at quarterly intervals. The Company has a website containing up-to-date information and a monthly newsletter, distributed to a database of interested stakeholders, is published.

Shareholders and members of investment communities around the world may direct their comments and questions on issues concerning the Company to the Company Secretary, whose contact details appear on the inside back cover.

ETHICS

Every employee, from the category of Shift Boss and higher, has signed an undertaking to act according to the highest possible ethical standards. Employees undertook not to accept any gifts, hospitality or other favours, regardless of value, which might or could be perceived to influence their judgement in relation to business transactions, such as the placing of orders and contracts.

The Company has implemented an authorities framework for all operations, eliminating all informal decision making processes which created opportunities for misunderstanding and exposed the Company to risks. The authorities framework is an integral element of corporate governance and is intended to facilitate effective decision making by ensuring that responsibility is clearly indicated, that the appropriate persons have proper authority and by ensuring consistency of approach.

RESTRICTIONS ON SHARE DEALINGS

The Company operates a "closed period" prior to the publication of its quarterly results during which period directors and officers of the Company may not deal in the shares of the Company. Where appropriate, this "closed period" is also extended to include other "sensitive" periods.

Employees are required to disclose their and their concert parties' dealings in the Company's shares to the Company Secretary, in line with regulatory and governance requirements.

INTERNAL AUDIT FUNCTION

The internal audit function is contracted out and is designed to respond to management's requirements, while maintaining an appropriate degree of independence to render impartial and unbiased judgements in performing its service.

EXECUTIVE COMMITTEE

The Executive Committee reviews current operations in detail, develops strategy and policy proposals for consideration by the Board and implements its directives.

The Executive Committee comprises:
MM Wellesley-Wood (Chairman); RAR Kebble, IL Murray and F Weideman.

Corporate governance

The Executive Committee meets regularly on a weekly basis and where members are not able to attend a meeting personally, telephonic facilities are made available to include them in relevant proceedings and permit participation in decisions and conclusions reached.

REMUNERATION COMMITTEE

The Remuneration Committee approves all remuneration policies of the Company as well as the terms and conditions of employment of executive directors and officers. Items considered by the committee include salaries, performance based incentives and other benefits. The committee also considers and approves the eligibility criteria and performance measures of the Employee Share Option Scheme applicable to directors and senior management. The committee meets when required.

The Remuneration Committee comprises: MM Wellesley-Wood (Chairman), G Fischer and RAR Kebble.

AUDIT COMMITTEE

To assist the Board in discharging its responsibilities to maintain financial controls, the Audit Committee meets four times a year with the external audit partner, the Company's independent internal audit manager and the Chief Financial Officer to review the audit plans of the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the annual financial statements prior to approval by the Board. Certain enterprise risk areas within the Company, such as hedging, health and safety, environmental and insurance are reviewed.

The Company's independent internal audit manager and the external audit partner have unrestricted access to the Chairman of the Committee, who is also the Chairman and Chief Executive Officer of the Company. All important findings arising from audit procedures are brought to the attention of the Committee, and, if necessary, to the Board.

The Audit Committee comprises: MM Wellesley-Wood (Chairman), G Fischer and N Goodwin.

ANNUAL FINANCIAL STATEMENTS

The directors are required by the South African Companies Act, 1973, to maintain adequate accounting records and to prepare annual financial statements which fairly represent the state of affairs of the Company at the end of the financial year, and the results of operations and cash flows for the year, in conformity with South African Statements of Generally Accepted Accounting Practice.

As part of its listing on the NASDAQ SmallCap Market, the Company prepares a set of financial statements in accordance with US Generally Accepted Accounting Principles which is incorporated in the comprehensive annual report, Form 20-F, for filing with the United States Securities and Exchange Commission.

This report will be available from The Bank of New York to holders of the Company's securities listed in the form of American Depositary Shares on the NASDAQ SmallCap Market.

WORKER PARTICIPATION

The Company employs a variety of participating structures on issues that affect employees directly and materially and that are designed to achieve good employer/employee relations through effective sharing of relevant information, consultation and the identification and resolution of conflicts. These structures embrace goals relating to productivity, career security and identification with the Company. An affirmative action programme forms part of the Company's training and business plan.

Statement of responsibility by the board of directors at 30 June 2001

The directors are responsible for the preparation, integrity and fair presentation of the financial statements of Durban Roodepoort Deep, Limited and its subsidiaries. The financial statements, presented on pages 12 to 48, have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and include amounts based on judgements and estimates made by management. The directors also prepared the other information in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The going concern basis has been adopted in preparing the financial statements.

The directors have no reason to believe that the Company or the Group will not be going concerns in the foreseeable future based on forecasts and available cash resources and ore reserves.

The financial statements have been audited by the independent auditors, Deloitte & Touche, who were given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and committees of the Board. The directors believe that all representations made to the independent auditors during their audit are valid and appropriate. The audit report from Deloitte & Touche is presented below.

The financial statements were approved by the Board of Directors on 10 September 2001 and are signed on its behalf by:

MM Wellesley-Wood
CHAIRMAN

IL Murray
CHIEF FINANCIAL OFFICER

Report of the independent auditors

To the members of Durban Roodepoort Deep, Limited

We have audited the annual financial statements and Group annual financial statements of Durban Roodepoort Deep, Limited set out on pages 12 to 48 for the year ended 30 June 2001.
These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the annual financial statements fairly present, in all material respects, the financial position of the Company and the Group at 30 June 2001 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Disclosure of shareholders' equity

Without qualifying our opinion above, we draw attention to note 14 to the annual financial statements and to the Statements of Shareholders' Equity, and the paragraph in the Directors' report headed "Rawas".
The Company has not completed the Rawas transaction and the allotment of shares in respect of this will have to be validated by the Court. The consideration in respect of these shares has been credited to a non-distributable reserve.

DELOITTE & TOUCHE
Chartered Accountants (SA)
Registered Accountants and Auditors
Johannesburg
10 September 2001

Directors' report

NATURE OF BUSINESS

The Company was incorporated on 16 February 1895 and operates gold mines in South Africa and Papua New Guinea. The Company does not have a major or controlling shareholder and is managed by its directors on behalf of its shareholders.

The Company is listed on the JSE Securities Exchange as well as on NASDAQ, the London Stock Exchange, the Paris Bourse, the Brussels Stock Exchange, the Australian Stock Exchange, the OTC market in Berlin and the Regulated Unofficial Market on the Frankfurt Stock Exchange.

FINANCIAL STATEMENTS AND RESULTS

Financial figures presented in the Directors' Report are stated in South African Rand and shown to the nearest thousand Rand.

The consolidated financial statements include the results and financial position of the Company and its subsidiaries since the effective dates of acquisition.

MINING RIGHTS AND PROPERTY

A schedule detailing the Company's mining rights and property is available from the Company's registered address.

OPERATIONS

The results of operations for the year are summarised as follows:

	Year ended 30 June 2001	Year ended 30 June 2000	% change
SOUTH AFRICA			
UNDERGROUND			
Ore milled - t'000	**3 007**	3 275	(8)
Gold produced - kg	**20 380**	22 083	(8)
Yield - grams per tonne	**6.78**	6.74	1
SURFACE TREATMENT			
Tonnage treated - t'000	**21 783**	19 020	15
Gold produced - kg	**10 739**	10 289	4
Yield - grams per tonne	**0.49**	0.54	(9)
OPENCAST			
Tonnage treated - t'000	**–**	1 666	-
Gold produced - kg	**–**	1 921	-
Yield - grams per tonne	**–**	1.15	-
TOTAL			
Tonnage treated - t'000	**24 790**	23 961	3
Gold produced - kg	**31 119**	34 293	(9)
Yield - grams per tonne	**1.26**	1.43	(12)
PAPUA NEW GUINEA			
UNDERGROUND			
Tonnage treated - t'000	**72**	128	(44)
Gold produced - kg	**1 334**	998	33
Yield - grams per tonne	**18.53**	7.8	137
SURFACE TREATMENT			
Tonnage treated - t'000	**46**	-	-
Gold produced - kg	**644**	-	-
Yield - grams per tonne	**14.00**	-	-

Directors' report

	Year ended 30 June 2001	Year ended 30 June 2000	% change
OPENCAST			
Tonnage treated - t'000	-	-	-
Gold produced - kg	-	-	-
Yield - grams per tonne	-	-	-
TOTAL			
Tonnage treated - t'000	**118**	128	(8)
Gold produced - kg	**1 978**	998	98
Yield - grams per tonne	**16.76**	7.8	115

FINANCIAL RESULTS

The financial position, results of operations and cash flow information of the Company are presented in the attached financial statements.

The annual financial statements have been prepared by management in accordance with South African Generally Accepted Accounting Practice. They are based on appropriate accounting policies which have been consistently applied (except for the treatment of environmental rehabilitation - refer note 2) and which are supported by reasonable and prudent judgements and estimates. The annual financial statements have been prepared on a going concern basis and the directors are of the opinion that the Company's assets will realise at least the values at which they are stated in the balance sheet.

OVERALL PERFORMANCE

The Group's performance has shown a pleasing turn-around from the previous year, by recording an operating profit of R116.7 million against a loss of R26.5 million in 2000. Although total gold production was down 6% to 33 097 kilograms (1 064 091 ounces), this was offset by a 12% improvement in the average gold price for the year. In addition, cost increases were held in check, particularly in the second half of the year, which resulted in only a 5% increase in the unit cash cost for the year. Cost of sales increased by 4%, from R58 660 to R61 186 per kilogram.

The directors continually re-appraise the carrying value of the Group's assets and make appropriate impairment adjustments as required. In the current year, the value of the Durban Deep section mining assets were written down from R42 million to R21 million and the joint venture investment in Witwatersrand Refinery (Pty) Ltd was abandoned at a cost of R10 million. However, on the liquidation of the Company's Hargraves Resources venture in Australia, provisions no longer required were released, which resulted in a reversal of R65 million. The net credit result of R34 million has been shown in the income statement.

Despite continuing expenditure on investigations, legal and allied costs, control over administration and general costs was maintained and these rose by only 2%.

FINANCIAL PERFORMANCE

In comparison to the previous year, capital expenditure was curtailed, with expenditure totalling R48 million against R133 million in 2000. In addition, several assets which were surplus to the Company's requirements as a result of the scaling down of operations at the Durban Deep and West Wits sections, were disposed of and cash of R44 million (2000: R14 million) was received.

With the repayment of several of the Group's borrowings, the interest-bearing debt: equity ratio has improved from the previous year's 69% to 54%. However, the current asset: current liability ratio has reduced marginally to 60% from 61%, well below management's objective of at least 100%. Once the "forward purchases" have been eliminated, this target should again be reached.

RAWAS GOLD MINE – INDONESIA

The attention of members is drawn to note 14 to the financial statements and the Chairman's statement with respect to the transaction involving the Rawas mine. Investigations have continued throughout the year in order

Directors' report

to unravel the complexities of the transaction. No finality has yet been reached, but certain recovery procedures have been put in motion. The 8 282 056 shares issued in terms of this transaction still need to be validated and an application to Court in this respect will be brought.

SHARE CAPITAL

Full details of the authorised, issued and unissued share capital of the Company as at 30 June 2001 is set out in the notes to the annual financial statements on page 37 of this report.

The control over the unissued shares of the Company is vested in the directors, in specific terms as regards allotments in terms of the Durban Roodepoort Deep (1996) Share Option Scheme, as amended, and the allotment for shares for cash and in general terms as regards all other allotments.

The authorities granted to directors, in respect of control over the unissued shares, expire on the date of the annual general meeting of members to be held on 23 November 2001. Members, therefore, will be requested to consider resolutions at the forthcoming annual general meeting, placing under the control of the directors the then remaining unissued ordinary shares not required for purposes of the share option scheme.

During the year, a total of 125 082 new ordinary shares were issued at a cash price of R9.85 per share in terms of the offer by the Company for the shares in Dome Resources NL in terms of the special resolution passed on 18 February 2000. The Company is currently finalising the compulsory acquisition, bringing its shareholding to 100% of all shares of Dome Resources NL. On 9 February 2001 a special resolution was passed in terms of Section 81(1) of the Companies Act 61 of 1973, as amended, to ratify the allotment and issue of 8 000 000 ordinary no par value shares at an issue price of R6.63 per share.

At the Annual General Meeting scheduled to take place on 23 November 2001, members will be requested to approve the creation of 100 000 000 "A" preference shares and the conversion of the 100 000 000 "A" preference shares so created into 100 000 000 ordinary shares of no par value, thereby increasing the authorised share capital of the Company to 300 000 000 ordinary shares. Members will also be requested to approve the creation of 10 000 000 "C" options which will entitle the holder thereof to subscribe for one ordinary share of no par value in the share capital of the Company at a subscription price of R15.00 per ordinary share and authorise the directors to allot and issue those "C" options as consideration of acquisitions by the Company from time to time.

SHARES ISSUED FOR CASH

The following ordinary no par value shares were issued for cash under the general authority granted to directors:

Date of issue	Number of shares	Issue price R	Public shareholder issued to
2.10.2000	800 000	7.80	Consolidated African Mines Limited (Related party)
2.1.2001	400 000	4.60	Standard Bank Nominees (Tvl) (Pty) Ltd
29.1.2001	13 020 000	5.50	Mercantile Custodial Nominees (Pty) Ltd
1.3.2001	600 000	6.30	Rinric Nominees (Pty) Ltd
15.3.2001	350 000	7.00	The Corner House (Pty) Ltd
15.3.2001	1 720 000	6.75	Rinric Nominees (Pty) Ltd
	280 000	6.75	Shaparon Nominees (Pty) Ltd
17.5.2001	1 500 000	7.00	Rinric Nominees (Pty) Ltd
19.6.2001	1 000 000	8.59	Rinric Nominees (Pty) Ltd
TOTAL	19 670 000		

HEDGING

The cost of the Company's present hedge book, the structure of which was imposed on the Company in previous years, is totally unacceptable. A decision was taken earlier in the year to amortise the forward purchases on a monthly basis, with the objective of completely eliminating these positions by December 2001. The cost incurred in the current year in this respect amounted to R205 million.

Now that the gold price shows increasing signs of having turned the corner and the Company's cost position has improved, it is less appropriate to hedge our forward gold production. The Board has received independent external advice on the existing hedge book and will implement these recommendations.

Directors' report

SUBSIDIARIES

The following information relates to the Company's financial interest in its subsidiaries:

	Issued ordinary share capital	and % held	Shares at cost less provisions R'000	Effective date of acquisition	Indebtedness net of provisions R'000
SOUTH AFRICA					
Argonaut Financial Services (Pty) Ltd	100	100%	-	1.10.1997	821
Blyvooruitzicht Gold Mining Company Ltd	50 772 971	100%	120 587	15.9.1997	39 335
Buffelsfontein Gold Mines Ltd	13 000 460	100%	135 854	15.9.1997	(60 492)
Crown Consolidated Gold Recoveries Ltd	51 300 000	100%	94 650	14.9.1998	(4 564)
Duff Scott Hospital (Pty) Ltd	5	100%	-	16.8.1999	257
East Champ dÓr Gold Mine Ltd	7	100%	-	1.4.1996	-
Rand Leases (Vogelstruisfontein) Gold Mining Company Ltd	2 963 000	100%	42 113	1.1.1995	(42 113)
Roodepoort Gold Mine (Pty) Ltd	1	100%	-	1.1.1996	-
Stand 752 Parktown Extension (Pty) Ltd	10	100%	1 150	1.11.1998	1 514
West Witwatersrand Gold Holdings Ltd	99 900 000	100%	93 147	1.4.1996	109 484
AUSTRALASIA / INTERNATIONAL					
Dome Resources NL	A$37 909 125	100%	210 813	1.4.2000	148
DRD Australasia (Pty) Ltd	A$100	100%	-	15.11.1999	53 307
DRD International ApS	DK125 000	100%	117	28.4.1999	-
DRD Australasia ApS	-	100%	-	26.1.1999	(2 900)
DRD (Isle of Man) Ltd	£1	100%	13	5.3.1999	90

Directors' report

DIRECTORATE

The following were the changes to the Board of Directors since 1 July 2000:

Resignations	*Date*
CP Mostert	31.7.2000
MJ Prinsloo	2.11.2000
RHA Plaistowe	17.4.2001

Appointments	
IL Murray	31.7.2000
F Weideman	1.11.2000
LG Njenje	16.1.2001

The directors of the Company at 30 June 2001 are listed on page 49.

In accordance with the provisions of the Company's Articles of Association, Messrs LG Njenje, N Goodwin, F Lips and VO Hoops, retire at the forthcoming Annual General Meeting. They are eligible and have offered themselves for re-election.

The Company is not aware of the family interests, if any, of the directors.

Details pertaining to the secretary are listed on page 50.

DIVIDENDS

No dividend has been declared for the year under review (2000: R nil).

INTERESTS OF DIRECTORS IN THE COMPANY'S SHARE CAPITAL

At 30 June 2001, the beneficial and non-beneficial interests of the directors of the Company did not, in aggregate, in respect of either share capital or voting control, exceed five per cent of the issued capital of the Company.

The direct and indirect interests of the directors in the share capital of the Company were as follows:

	Direct 30.6.2001	**Indirect 30.6.2001**	**Direct 15.8.2001**	**Indirect 15.8.2001**
G Fischer	-	-	-	-
N Goodwin	-	-	-	-
VO Hoops	-	-	-	-
RAR Kebble	60 000	-	62 000	1 080 000
F Lips	120 000	-	130 000	-
IL Murray	-	-	3 000	-
LG Njenje	-	-	-	-
F Weideman	-	-	-	-
MM Wellesley-Wood	5 000	-	5 000	-

SHARE OPTION SCHEME

The directors have issued options in terms of the Durban Roodepoort Deep (1996) Share Option Scheme. The following summary is included in this report as required in terms of the rules of the Scheme:

	2001	2000
Balance of options available for allocation as at the beginning of the financial year	**10 683 385**	5 872 471
Number of options granted during the current financial year	**(11 789 000)**	(4 464 500)
Number of options lapsed during the current financial year	**1 009 750**	294 219
Additional options available as a result of an increase in issued share capital during the current financial year	**5 030 825**	8 899 445
Number of options exercised and available for re-allotment	**5 743 747**	81 750
Balance and options available for allocation as at the end of the financial year	**10 678 707**	10 683 385

Directors' report

OPTIONS HELD BY THE DIRECTORS

	Number at 30.6.2000	Granted during the year	Allocation price (Rands)	Exercised during the year	Number at 30.6.2001
VO Hoops	230 000				
		300 000	6.49	265 000	405 000
		140 000	6.18		
RAR Kebble	600 000				
		500 000	6.49	777 932	
		250 000	6.47		1 472 068
		250 000	4.52		
		650 000	6.18		
IL Murray	150 500				
		400 000	6.49	837 932	
		100 000	6.47		712 568
		250 000	4.52		
		650 000	6.18		
F Weideman	156 250	250 000	4.52	940 432	
		500 000	6.47		615 818
		650 000	6.18		
MM Wellesley-Wood	0	500 000	6.49	1 016 604	
		650 000	6.18		
		250 000	6.47		
		350 000	4.52		733 396
G Fischer	0	250 000	6.49	25 586	
		50 000	4.52		274 414
N Goodwin	0	250 000	6.49	25 586	
		50 000	4.52		274 414
F Lips	0	250 000	6.49	25 586	
		50 000	4.52		274 414
LG Njenje	0	150 000	4.52	76 759	73 241

Members will be requested to approve the allotment and issue of shares in terms of the rules of the scheme to directors.

Directors' report

EMPLOYMENT EQUITY REPORT

The Company is committed to the transformation of South Africa into a society where all people have an equal opportunity in employment and progression, irrespective of their race, gender, creed, sexual preference or disability.

Each operation has adopted a defined employment equity plan, after consultation with organised labour, to achieve targeted levels of designated groups within the various levels of employees and management. These reports were submitted to the Department of Labour in accordance with the requirements of the Employment Equity Act. Barriers to the achievement of these objectives including any discriminatory issues have been identified and are being addressed. One of the major problems faced by the Company is the retention of competent, skilled employees from designated groups who become highly marketable. Notwithstanding this, the Company remains committed to skills development training.

Each operation has communicated its employment equity policy to all employees. Progress in terms of the achievement of the goals as set out in the employment equity plans is monitored on a regular basis by the appropriate representative forums at each operation.

COMPANY SECRETARY'S REPORT

I certify, in accordance with section 268G of the Companies Act, that the Company has lodged with the Registrar of Companies, all such returns as are required by a Public Company in terms of the Act and that all such returns are true, correct and up to date.

MA ELOFF

10 September 2001

Income statements for the year ended 30 June 2001

	NOTES	GROUP 2001 R000	GROUP 2000 R000	COMPANY 2001 R000	COMPANY 2000 R000
Revenue	3	**2 141 749**	2 043 634	**1 395**	67 023
Cost of sales		**(2 025 057)**	(2 070 171)	**(18 742)**	(98 007)
Cash costs		**(1 880 416)**	(1 907 355)	**(10 294)**	(63 659)
Depreciation		**(110 627)**	(124 062)	**(158)**	(26 977)
Retrenchment costs		**(22 470)**	(15 750)	**(6 534)**	(6 110)
Movement in provision for environmental rehabilitation	15	**(11 433)**	(11 919)	**(1 756)**	(1 261)
Movement in gold in process		**(111)**	(11 085)	**-**	-
Operating profit/(loss) from gold		**116 692**	(26 537)	**(17 347)**	(30 984)
Hedge restructuring costs		**(204 576)**	-	**-**	-
Changes in asset impairment and diminution in investments	4	**34 175**	(589 689)	**(31 293)**	(525 000)
Administration and general costs		**(235 234)**	(228 559)	**(44 990)**	(57 272)
Loss from operations	4	**(288 943)**	(844 785)	**(93 630)**	(613 256)
Investment income	6	**37 105**	14 227	**23 814**	62 115
Interest paid	7	**(42 414)**	(28 560)	**(21 135)**	(11 556)
Loss before taxation		**(294 252)**	(859 118)	**(90 951)**	(562 697)
Taxation benefit	8	**57 341**	4 872	**-**	-
Loss after taxation		**(236 911)**	(854 246)	**(90 951)**	(562 697)
Minority interest		**1 962**	(483)	**-**	-
Loss attributable to ordinary shareholders		**(234 949)**	(854 729)	**(90 951)**	(562 697)
Basic loss per ordinary share (cents)	9	**175**	820	**68**	540
Headline loss per ordinary share (cents)	9	**201**	236	**45**	47
Diluted basic loss per share (cents)	9	**150**	704	**58**	464
Diluted headline loss per share (cents)	9	**173**	203	**39**	40

sustainable assets that are of high quality

Balance sheets at 30 June 2001

	NOTES	GROUP 2001 R000	GROUP 2000 R000	COMPANY 2001 R000	COMPANY 2000 R000
ASSETS					
NON-CURRENT ASSETS					
Mining assets	10	842 865	967 772	105 747	128 582
Non-current investments and other assets	11	131 575	128 670	127 955	113 312
Investments in subsidiaries	12	–	–	1 058 667	1 586 167
Deferred mining and income taxes	16	15 871	–	–	–
		990 311	1 096 442	1 292 369	1 828 061
CURRENT ASSETS					
Inventories	13	75 683	82 668	220	1 936
Accounts receivable		124 954	139 397	28 653	15 468
Investments in listed companies	11	99 706	99 305	99 305	99 305
Cash and cash equivalents		113 814	102 107	21 174	11 598
		414 157	423 477	149 352	128 307
TOTAL ASSETS		1 404 468	1 519 919	1 441 721	1 956 368
EQUITY AND LIABILITIES					
CAPITAL AND RESERVES					
Shareholders' equity	14	439 361	464 598	946 480	829 944
Minority shareholders' interest		–	2 850	–	–
		439 361	467 448	946 480	829 944
NON-CURRENT LIABILITIES					
Provision for environmental rehabilitation	15	186 544	181 665	28 760	27 004
Deferred mining and income taxes	16	30 529	70 984	–	–
Long-term liabilities	17	58 476	105 847	–	–
		275 549	358 496	28 760	27 004
CURRENT LIABILITIES					
Accounts payable and accrued liabilities		351 797	401 958	46 772	10 479
Short-term liabilities	18	178 355	213 926	150 570	134 971
Provisions	19	156 958	59 688	3 594	–
Amounts owing to subsidiaries	12	–	–	265 336	947 203
Taxation		2 086	4 420	–	–
Bank overdraft		362	13 983	209	6 767
		689 558	693 975	466 481	1 099 420
Total equity and liabilities		1 404 468	1 519 919	1 441 721	1 956 368

Statements of shareholders' equity

for the year ended 30 June 2001

GROUP	Number of ordinary shares	Number of cumulative preference shares	Stated capital R000	Cumulative preference share capital R000	Non-distributable reserves R000	Accumulated loss R000	Total R000
Balance at 30 June 1999 (restated)	61 661 112	5 000 000	905 738	500	-	(200 252)	705 986
Acquisition of Hargraves Resources NL	12 702 835		115 594				115 594
Purchase of Emperor shares	3 020 077		42 443				42 443
Consideration for Rawas	8 282 056				122 574		122 574
Acquisition of Dome Resources NL	12 389 019		122 036				122 036
Purchase of "Harties"	1 000 000		12 580				12 580
Issue of shares for cash	21 252 761		206 921				206 921
Staff options issued	81 750		732				732
Issue of shares for services rendered	601 136		5 407				5 407
Share issue expenses			(7 011)				(7 011)
Foreign exchange losses on translation					(7 935)		(7 935)
Loss for the year as previously reported						(872 424)	(872 424)
Restatement of accumulated loss						17 695	17 695
Balance at 30 June 2000	120 990 746	5 000 000	1 404 440	500	114 639	(1 054 981)	464 598
Issue shares for cash	19 320 000		114 988				114 988
Issues for cash - i Prop loan	8 000 000		45 177				45 177
Acquisition of Dome Resources NL	125 082		1 232				1 232
Staff options issued	5 743 750		35 755				35 755
Issue of shares for services rendered	350 000		2 450				2 450
Share issue expenses			(8 892)				(8 892)
Foreign exchange gains on translation					19 002		19 002
Loss for the year						(234 949)	(234 949)
Balance at 30 June 2001	154 529 578	5 000 000	1 595 150	500	133 641	(1 289 930)	(439 361)

our employees are our most valuable asset

Statements of shareholders' equity

for the year ended 30 June 2001

COMPANY	Number of ordinary shares	Number of cumulative preference shares	Stated capital R000	Cumulative preference share capital R000	Reserves R000	Accumulated loss R000	Total R000
Balance at 30 June 1999 (restated)	**61 661 112**	**5 000 000**	**905 738**	**500**	**–**	**(143 768)**	**762 470**
Acquisition of Hargraves Resources NL	12 702 835		115 594				115 594
Acquisition of Emperor shares	3 020 077		42 443				42 443
Consideration for Rawas	8 282 056				122 574		122 574
Acquisition of Dome Resources NL	12 389 019		122 036				122 036
Purchase of "Harties"	1 000 000		12 580				12 580
Issue shares for cash	21 252 761		206 921				206 921
Staff options issued	81 750		732				732
Issue of shares for services rendered	601 136		5 407				5 407
Share issue expenses			(7 011)				(7 011)
Revaluation of forward purchase of shares in subsidiary					8 895		8 895
Loss for the year as previously reported						(583 283)	(583 283)
Restatement of accumulated loss						20 586	20 586
Balance at 30 June 2000	**120 990 746**	**5 000 000**	**1 404 440**	**500**	**131 469**	**(706 465)**	**829 944**
Issue shares for cash	19 320 000		114 988				114 988
Issues for cash – i Prop loan	8 000 000		45 177				45 177
Acquisition of Dome Resources NL	125 082		1 232				1 232
Staff options issued	5 743 750		35 755				35 755
Issue of shares for services rendered	350 000		2 450				2 450
Share issue expenses			(8 892)				(8 892)
Revaluation of forward purchase of shares in subsidiary					16 777		16 777
Loss for the year						(90 951)	(90 951)
Balance at 30 June 2001	**154 529 578**	**5 000 000**	**1 595 150**	**500**	**148 246**	**(797 416)**	**946 480**

Cash flow statements for the year ended 30 June 2001

		GROUP		COMPANY	
		2001	2000	**2001**	2000
	NOTES	**R000**	R000	**R000**	R000
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts from sales of precious metals		**2 141 749**	2 043 634	**1 395**	67 023
Cash paid to suppliers and employees		**(2 194 785)**	(2 017 956)	**(15 040)**	(127 484)
Cash (applied to)/generated by operations	A	**(53 036)**	25 678	**(13 645)**	(60 461)
Investment Income		**29 133**	3 779	**8 129**	62 115
Interest paid		**(42 414)**	(28 560)	**(1 209)**	(11 556)
Taxation refunded		**942**	-	**-**	-
Net cash (outflow)/inflow from operating activities		**(65 375)**	897	**(6 725)**	(9 902)
CASH FLOWS FROM INVESTING ACTIVITIES					
Net (purchase)/proceeds on sale of investments		**(7 473)**	(44 204)	**1 907**	(83 958)
Expenditure on assets		**(48 067)**	(133 453)	**(93)**	(9 234)
Proceeds on disposal of mining assets		**44 740**	13 801	**1 874**	323
Decrease/(increase) in amounts owing to/from subsidiaries		**-**	-	**(138 343)**	13 170
Increase in investment in subsidiaries	C	**(2 583)**	(204 153)	**(40 300)**	(200 841)
Forward purchase of shares in subsidiary		**-**	-	**-**	(94 875)
Net cash outflow from investing activities		**(13 383)**	(368 009)	**(174 955)**	(375 415)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from the issue of shares		**195 920**	213 060	**195 920**	213 060
(Repayment of)/increase in loans		**(82 942)**	154 654	**10 786**	134 971
Share issue expenses		**(8 892)**	(7 011)	**(8 892)**	(7 011)
Net cash inflow from financing activities		**104 086**	360 703	**197 814**	341 020
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**25 328**	(6 409)	**16 134**	(44 297)
Cash resulting from acquisition of subsidiaries		**-**	22 649	**-**	-
Cash and cash equivalents at the beginning of the year		**88 124**	71 884	**4 831**	49 128
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	B	**113 452**	88 124	**20 965**	4 831

dynamic
driven and
independent

Notes to the cash flow statements

for the year ended 30 June 2001

	GROUP 2001 R000	GROUP 2000 R000	COMPANY 2001 R000	COMPANY 2000 R000
A RECONCILIATION OF LOSS BEFORE TAXATION TO CASH (APPLIED TO)/GENERATED BY OPERATIONS				
Loss before taxation	(294 252)	(859 118)	(90 951)	(562 697)
Adjusted for				
Movement in provision for environmental rehabilitation	4 879	11 919	1 709	1 544
Movement in gold in process	111	11 085	–	–
Depreciation	110 627	124 062	158	26 977
Amortisation of royalty	–	5 500	–	5 500
Assets impaired and diminution in investments	(34 175)	589 689	31 293	525 000
Amortisation of restraint of trade payment	1 741	2 997	1 741	2 997
Profit on sale of mining assets	(430)	–	–	–
Expenses paid through issue of shares	2 450	–	2 450	–
Loss/(surplus) on sale of listed investments	(1 764)	18 933	(1 468)	(10 827)
Interest paid	42 414	28 560	21 135	11 556
Investment income	(35 341)	(14 227)	(22 300)	(62 115)
Unrealised hedging losses	81 022	–	–	–
Unrealised foreign exchange gain/(loss) on translation	19 021	(8 817)	–	–
Operating loss before working capital changes	(103 697)	(89 417)	(56 233)	(62 065)
Working capital changes	50 661	115 095	42 588	1 604
Accounts receivable	12 182	(22 796)	985	5 373
Inventories	6 874	31 220	1 717	623
Accounts payable and accrued liabilities	31 605	106 671	39 886	(4 392)
Cash (applied to)/generated by operations	(53 036)	25 678	(13 645)	(60 461)
B CASH AND CASH EQUIVALENTS				
Cash and cash equivalents consist of cash on hand and balances with banks, and metals on consignment. Cash equivalents included in the cash flow statement comprise the following balance sheet amounts:				
Cash and cash equivalents	113 814	102 107	21 174	11 598
Bank overdrafts	(362)	(13 983)	(209)	(6 767)
	113 452	88 124	20 965	4 831

C SUBSIDIARIES ACQUIRED

In the current year the Company has completed the compulsory acquisition of 100% of Dome Resources NL.

During 2000 the Group acquired all the shares in Duff Scott Hospital (Pty) Limited (16 August 1999), Hargraves (Pty) Limited (31 December 1999) and Dome Resources NL (1 April 2000). The Group also acquired all the assets and liabilities of "Harties", a division of Avgold Limited. The effective date of the transaction was 16 August 1999.

Notes to the cash flow statements

for the year ended 30 June 2001

	GROUP		COMPANY	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
C SUBSIDIARIES ACQUIRED (continued)				
The fair value of the assets acquired and liabilities assumed are set out below.				
Acquisition of subsidiaries				
Mining assets – net book value	**–**	259 405		
Mining assets – fair value adjustment	**3 147**	311 537		
Non-current investments	**–**	40 956		
Inventories	**–**	81 907		
Accounts receivable	**–**	54 835		
Cash and cash equivalents	**–**	22 649		
Rehabilitation Trust Fund	**–**	56 740		
Provision for environmental rehabilitation	**–**	(60 039)		
Long-term liability	**–**	(114 963)		
Accounts payable	**–**	(181 333)		
Deferred taxation	**–**	(20 785)		
Minority shareholders' interest	**668**	(2 146)		
Total purchase consideration	**3 815**	448 763	**41 532**	620 885
Acquired through issue of ordinary shares	**(1 232)**	(250 210)	**(1 232)**	(402 647)
Increase in amounts owing to subsidiaries	**–**	–	**–**	(22 997)
Net cash flow	**2 583**	198 553	**40 300**	195 241
Add: Increase in Crown consideration	**–**	5 600	**–**	5 600
	2 583	204 153	**40 300**	200 841
Settlement of expenses				
Corporate expenses incurred	**–**	5 407	**–**	5 407
Settlement through issue of ordinary shares	**–**	(5 407)	**–**	(5 407)
Net cash flow	**–**	–	**–**	–

the 13th largest gold producer in the world

Notes to the annual financial statements

for the year ended 30 June 2001

1 PRESENTATION OF FINANCIAL STATEMENTS

The financial statements are presented in Rands ('000) and cover the year ended 30 June 2001.

ACCOUNTING POLICIES

These financial statements have been prepared on the historical cost basis and incorporate the following principal accounting policies, which have been consistently applied, except for treatment of environmental rehabilitation (see note 2 below) and comply with South African Statements of Generally Accepted Accounting Practice.

CONSOLIDATION

The Group annual financial statements incorporate the annual financial statements of the Company, its wholly owned subsidiaries and their associated environmental rehabilitation trust funds. The results of the subsidiaries are included from the date on which effective control was acquired. All significant inter-company transactions and balances have been eliminated. The difference between the purchase price and the net asset value arising on the acquisition of a subsidiary is attributed to mining assets and is amortised in accordance with the Company's accounting policies.

Foreign entities' assets and liabilities are translated using the closing rates and income statement transactions are translated at the average exchange rates applicable. Shareholders' equity is translated at historic rates. The differences arising from the translation are taken directly to the shareholders' equity.

MINING ASSETS

Mining assets, which comprise mining properties, surface and mineral rights, development costs and mine plant facilities, are recorded at cost of acquisition less sales, recoupments and amounts written off. Development costs consist primarily of expenditure to expand the capacity of the mines. Ordinary mine development costs to maintain production and exploration costs are expensed as incurred.

Depreciation of mining properties, development costs and mine plant facilities is computed primarily by the units-of-production method based on estimated proved and probable ore reserves. Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Other fixed assets are depreciated using the straight-line method, principally over estimated useful lives of two to five years.

Recoverability of the long-term assets of the Group's operating mines, which include development costs, is reviewed periodically. Estimated future net cash flows for each mine are calculated using estimates of proved and probable ore reserves, estimated future sales prices (considering historical and current prices, price trends and related factors) and working capital and rehabilitation costs. Reductions in the carrying value of the long-term assets of the Group's mines are recorded to the extent that the remaining investment exceeds the estimate of future discounted net cash flows.

Management's estimates of future cash flows are subject to risks and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Group's mining assets.

INVESTMENTS

Investments are carried at cost less amounts written off and provisions for diminution in value, and comprise, inter alia, equity investments in both listed and various unlisted, mining-related companies. Realised gains and losses are included in the income statement. Unrealised losses are recorded as an expense where a significant decline in the value of the investment has occurred.

Investments in subsidiary companies are recorded at cost. Provision is made when there has been a permanent impairment in the carrying value of an interest in a subsidiary.

In the case of restraint of trade payments, the amount paid is amortised over the estimated period of the restraint, being four years.

INVENTORIES

Inventories include gold-in-process and consumable stores, and are stated at the lower of cost or net realisable value after appropriate provisions for redundant and slow-moving items. The cost of gold produced is determined principally by the weighted average cost method using related annual production costs.

DEFERRED MINING AND INCOME TAXATION

Deferred taxation is provided for by using the balance sheet liability method and represents the potential future liability for taxation at current statutory tax rates on the temporary

Notes to the annual financial statements

for the year ended 30 June 2001

differences between the financial statement amounts and the tax bases of certain assets and liabilities. Account is taken of potential deferred tax assets only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

The charge for taxation is based on the results for the year as adjusted for items which are exempt or disallowed.

ENVIRONMENTAL REHABILITATION

Long-term environmental obligations comprising decommissioning and restoration are based on the Group's environmental management plans, in compliance with the current environmental and regulatory requirements.

Decommissioning costs

Provision is made for the net present value of the estimated future decommissioning costs at the end of operating life of a mine. When this provision gives access to future economic benefits, an asset is recognised and included in mining assets. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Restoration costs

Estimated restoration costs are accrued and expensed over the operating life of each mine using the units-of-production method based on the estimated proved and probable ore reserves. Expenditure on ongoing rehabilitation costs is brought to account when incurred.

Environmental rehabilitation trust

Periodic contributions are made to the Rehabilitation Trust Fund for each mine, created in accordance with the South African statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of each mine.

Environmental liabilities other than rehabilitation costs which relate to liabilities arising from specific events, are expensed when they are known, probable and reasonably estimable.

REVENUE

Revenue is recognised at the date gold bullion and by-products are delivered. Gains and losses on contracts, which are designated as hedges, are recognised in revenue when transactions are closed out.

RETIREMENT AND OTHER EMPLOYEE BENEFITS

Retirement plans, which are defined contribution plans, are funded through annual contributions. Liabilities to a multi-employer plan for medical benefits for certain retired employees are determined on an annual basis and expensed when incurred.

EARNINGS/(LOSS) PER SHARE

Earnings/(loss) per share is calculated based on the profit/(loss) for the year after taxation and the weighted average number of shares in issue during the year, while headline earnings/(loss) per share is calculated based on the profit/(loss) after taxation but before exceptional items. The resulting numbers are stated to the nearest cent.

committed to safety and health

Notes to the annual financial statements

for the year ended 30 June 2001

HEDGING TRANSACTIONS

The Company may enter into financial transactions to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of the planned gold production of its gold mines.

Generally, commodity forward sale and purchase contracts, purchases put options, call options sold and purchased, as well as forward currency contracts are accounted for as hedging transactions.

JOINT VENTURE RECOGNITION

The Group's interest in jointly controlled entities is accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses and cash flows with similar items in the consolidated financial statements on a line-by-line basis.

SEGMENT REPORTING

All segment revenue and expenses are directly attributable to the segments. Segment assets include all operating assets used by a segment, and consist principally of mining assets, property, plant and equipment, as well as current assets. Segment liabilities include all operating liabilities and consist principally of trade creditors. These assets and liabilities are all directly attributable to the segments. Segment revenue, expenses and results include transfers between the geographical segments. These transfers are eliminated on consolidation.

FOREIGN CURRENCIES

Transactions in currencies other than Rands are recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates ruling on the balance sheet date. Profits and losses arising are dealt with in the income statement.

2 CHANGE IN ACCOUNTING POLICY

In terms of accounting standard AC 130 *'Provisions, contingent liabilities and contingent assets'*, full provision has been made for the Group's estimated future decommissioning costs. Previously the provision for environmental rehabilitation had been built up on the units of production basis over the life of the mine.

A decommissioning asset has now been recognised in respect of the net present value of future decommissioning costs and amortised using the production units of production over the life of a mine. The decommissioning obligation is unwound over the life of the mine and included in the income statement.

Estimated restoration costs are accrued and expensed over the operating life of mine using the units-of-production method.

The implementation had no unfavourable effect on the current year's income statement when compared to the rehabilitation provision raised in accordance with the previous policy and the prior year adjustment as disclosed below:

(R000)	Decommissioning assets	Accumulated amortisation	Decommissioning obligation	Restoration obligation	Environmental trust funds	Accumulated loss
As at 30 June 1999 previously reported	–	–	–	(73 641)	–	205 113
Adjustment in respect of change in accounting policy	56 063	(52 152)	(63 273)	27 207	37 016	(4 861)
As restated at 30 June 1999	56 063	(52 152)	(62 273)	(46 434)	37 016	200 252

Notes to the annual financial statements

for the year ended 30 June 2001

		GROUP		COMPANY	
		2001	2000	2001	2000
		R000	R000	R000	R000
3	**REVENUE**				
	Gross revenue	2 215 499	2 137 106	1 395	66 375
	Less: Hedging (loss)/profit	(73 750)	(93 472)	-	648
	Net revenue	2 141 749	2 043 634	1 395	67 023
4	**LOSS FROM OPERATIONS**				
	Loss from operations is arrived at after taking the following items into account:				
	Auditors' remuneration	4 622	3 546	2 953	2 440
	- audit fees - current year	1 762	1 685	510	831
	- underprovision - prior year	612	550	555	343
	- fees for other services	2 183	1 266	1 888	1 266
	- expenses	65	45	-	-
	Management, technical, administrative and secretarial service fees	14 438	40 457	5 893	8 351
	Staff costs				
	Included in staff costs are:				
	- Salaries and wages	611 755	454 701	26 584	41 294
	- Retrenchment and restructuring cost	22 470	15 750	6 534	6 110
	- Pension fund contributions	43 804	53 263	-	6 945
	Profit on sale of mining assets	(430)	-	-	-
	Income from subsidiaries				
	- administration and management fees	-	-	(27 790)	(35 126)

we are protecting the environment

Notes to the annual financial statements

for the year ended 30 June 2001

		GROUP		COMPANY	
		2001	2000	2001	2000
		R000	R000	R000	R000
4	LOSS FROM OPERATIONS (continued)				
	EXCEPTIONAL ITEMS				
	Changes in asset impairment and diminution in investments				
	- mining assets	20 946	425 799	20 896	108 492
	- reversal of Hargraves Resources NL provisions	(65 518)	-	-	-
	- investments in non-South African subsidiaries	-	-	-	386 000
	- investment in joint ventures	10 397	-	10 397	-
	- accounts receivable - Rawas	-	122 574	-	30 508
	- other	-	41 316	-	-
		(34 175)	589 689	31 293	525 000
5	DIRECTORS' EMOLUMENTS				
	Executive directors				
	Services rendered as directors of the Company				
	Salaries to directors			13 092	9 621
	Retrenchment payments			5 300	-
	Restraint of trade payment amount amortised			1 741	2 997
	Expenses			1 711	-
	Services rendered by directors as directors of subsidiaries				
	Salaries			319	1 194
	Non-executive directors				
	Directors' fees			295	920
	Included in administration and general costs			22 458	14 732
	Executive directors				
	Share options - gains and bonuses for services rendered			13 127	166
	Non-executive directors				
	Share options - gains and bonuses for services rendered			494	-
	Total emoluments			36 079	14 898
6	INVESTMENT INCOME				
	Dividends from listed companies	217	406	208	406
	Dividends from equity investments	1 537	-	-	-
	Dividends from subsidiary	-	-	-	45 000
	Royalties received	3 857	8 728	3 857	-
	Sundry income	1 080	1 843	-	1 893
	Interest received	8 272	11 735	4 064	3 989
	Surplus/(loss) on realisation of listed and equity investments	1 764	(18 933)	1 468	10 827
	Growth in Environmental Rehabilitation Trust Funds	6 630	10 448	47	-
	Option fee receivable	14 170	-	14 170	-
	Writedown of investments	(422)	-	-	-
		37 105	14 227	23 814	62 115

Notes to the annual financial statements

for the year ended 30 June 2001

		GROUP		COMPANY	
		2001	2000	**2001**	2000
		R000	R000	**R000**	R000
7	**INTEREST PAID**				
	Loans and other	**(42 414)**	(28 560)	**(21 135)**	(11 556)
8	**TAXATION BENEFIT**				
	Mining tax	**49 214**	(12 348)	**-**	-
	Non-mining tax	**(796)**	(372)	**-**	-
	Foreign taxes	**8 923**	17 592	**-**	-
		57 341	4 872	**-**	-
	Comprising				
	South African				
	Current tax - current year	**(810)**	(372)	**-**	-
	- prior year	**14**	-	**-**	-
	Deferred tax - current year	**49 000**	(12 348)	**-**	-
	- prior year	**214**	-	**-**	-
	Foreign				
	Current tax - current year	**4 072**	6 036	**-**	-
	Deferred tax - current year	**4 851**	11 556	**-**	-
		57 341	4 872	**-**	-

recognition and reward commensurate employees with performance

Notes to the annual financial statements

for the year ended 30 June 2001

	GROUP 2001 R000	GROUP 2000 R000	COMPANY 2001 R000	COMPANY 2000 R000
8 TAXATION BENEFIT (continued)				
Mining tax on mining income is determined on a formula which takes into account the profit and revenues from mining operations during the year. The statutory tax rate determined by the formula varies from mine to mine. It is therefore not possible to prepare a tax rate reconciliation. Non-mining income, which consists primarily of net interest, is taxed at the standard rate. South African deferred tax is provided at the estimated effective mining tax rate of 30% (2000: 30%) while the Australian deferred tax is provided at the Australian statutory rate of 36% (2000: 34%).				
Each company is taxed as a separate entity and no tax set-off is allowed between the companies.				
No provision has been made for mining income taxation in the Company as it did not earn any taxable income in the current year.				
Unredeemed Capex at the year-end, available for deduction against future mining income, amounts to:	**673 986**	680 400	**153 449**	155 223
Estimated tax losses at the year-end, which are available to reduce the future taxable income amount to:	**347 174**	216 787	**216 773**	191 453
Applied to reduce deferred tax	**(173 720)**	(120 959)	**(78 045)**	(95 671)
Tax losses carried forward	**173 454**	95 828	**138 728**	95 782
Estimated future tax relief at 30%	**52 036**	28 748	**41 618**	28 735

Notes to the annual financial statements

for the year ended 30 June 2001

	GROUP		COMPANY	
	2001	2000	**2001**	2000
9 LOSS PER SHARE				
Basic				
The calculation of loss per ordinary share is based on loss after tax of (R000)	**(234 949)**	(854 729)	**(90 951)**	(562 697)
and weighted average number of ordinary shares in issue:	**134 630 999**	104 175 539	**134 630 999**	104 175 539
Headline				
The basic loss has been adjusted by the following to arrive at a headline loss:				
	R000	R000	**R000**	R000
Basic loss	**(234 949)**	(854 729)	**(90 951)**	(562 697)
Impairment of assets and investments	**31 343**	589 689	**31 293**	525 000
Reversal of Hargraves provisions	**(65 518)**	-	**-**	-
(Surplus)/loss on sale of investments	**(1 764)**	18 933	**(1 468)**	(10 827)
Headline loss	**(270 888)**	(246 107)	**(61 126)**	(48 524)
Reconciliation of weighted average ordinary shares to diluted weighted average ordinary shares	**Number**	Number	**Number**	Number
Weighted number of average issued ordinary shares	**134 630 999**	104 175 539	**134 630 999**	104 175 539
Number of share options in issue	**8 937 607**	8 937 607	**8 937 607**	8 937 607
Number of staff share options allocated	**13 250 730**	8 215 227	**13 250 730**	8 215 227
Diluted weighted average number of ordinary shares	**156 819 336**	121 328 373	**156 819 336**	121 328 373

optimum use
of resources,
ensuring profits
and satisfactory
returns

Notes to the annual financial statements

for the year ended 30 June 2001

	GROUP 2001 R000	GROUP 2000 R000	COMPANY 2001 R000	COMPANY 2000 R000
10 MINING ASSETS				
Cost	**1 808 792**	1 802 126	**435 055**	436 836
Opening balance of mining properties, mineral rights, mine development and mine plant facilities	**1 802 126**	1 108 733	**436 836**	427 925
Acquired through purchase of subsidiaries	**3 147**	571 898	**–**	–
Additions	**48 067**	133 453	**93**	9 234
Disposals	**(44 310)**	(13 801)	**(1 874)**	(323)
Foreign exchange movement in opening balance	**(238)**	1 843	**–**	–
Accumulated depreciation	**973 484**	842 599	**329 308**	308 254
Opening balance	**842 599**	293 048	**308 254**	172 785
Impairment of assets	**20 946**	425 799	**20 896**	108 492
Current depreciation	**109 939**	123 752	**158**	26 977
Net book value	**835 308**	959 527	**105 747**	128 582
Decommissioning cost asset	**98 784**	98 784	**7 951**	7 951
Opening balance	**98 784**	56 063	**7 951**	7 951
Acquired through purchase of subsidiaries	**–**	42 721	**–**	–
Decommissioning cost amortisation	**91 227**	90 539	**7 951**	7 951
Opening balance	**90 539**	52 152	**7 951**	7 951
Acquired through purchase of subsidiaries	**–**	38 077	**–**	–
Depreciation	**688**	310	**–**	–
Net decommissioning asset value	**7 557**	8 245	**–**	–
Total assets net book value	**842 865**	967 772	**105 747**	128 582

Included in net book value is an amount of R55 million (2000: R55 million) in respect of mineral rights acquired from Randgold & Exploration Company Limited which is not being depreciated.

Certain assets have been encumbered as security for specified liabilities (refer note 17).

In assessing the recoverability of the above assets, the estimated cash flows have been calculated using the following estimates:

- recoverable proved and probable reserves of 14.4 million ounces at 30 June 2001;
- sales price estimates are based on a sales price estimate of R65 874 per kg (US$ 270 per ounce) and a base exchange rate of South African rand 8,04 to US dollar as at 30 June 2001, weakening in the future based on the differential between the local South African interest rate over the United States interest rate at an average difference of 4% per annum;
- working cost estimates are based on current working costs per kilogram at 30 June 2001, escalated for expected South African inflationary increases of approximately 5.5% per annum;
- capital cost estimates are based on current estimates of future development costs to mine the current proven and probable reserves, escalated for expected South African inflationary increases of approximately 5.5% per annum; and
- mineral rights acquired from Randgold & Exploration Company Limited are not anticipated to produce any cash flow in the near future.

Decommissioning asset:

The damage that occurs on the establishment of the mine creates an obligation to restore the environment to its original condition.

An asset, to be amortised over the life of the mine, has been created. As the date of decommissioning draws closer, the value of the asset decreases.

Notes to the annual financial statements

for the year ended 30 June 2001

	GROUP 2001 R000	GROUP 2000 R000	COMPANY 2001 R000	COMPANY 2000 R000
11 NON-CURRENT INVESTMENTS AND OTHER ASSETS				
Investments in listed companies	100 719	105 913	99 305	100 647
- at cost	100 846	114 734	99 305	109 468
- *less:* provision for diminution	127	8 821	–	8 821
Equity investments	17 000	17 055	1 824	922
Prepaid investment in subsidiary	–	–	120 547	103 770
Intangible asset	2 612	4 353	2 612	4 353
	120 331	127 321	224 288	209 692
Environmental Rehabilitation Trust Funds				
Balance at beginning of the year	100 654	37 016	2 925	3 208
Acquired through the purchase of subsidiaries	–	56 740	–	–
Contributions	3 666	–	–	–
Growth in Environmental Rehabilitation Trust Funds	6 630	10 448	47	–
Rehabilitation payments from fund	–	(3 550)	–	(283)
Balance at end of the year	110 950	100 654	2 972	2 925
	231 281	227 975	227 260	212 617
Less: Investment in listed companies shown under current assets	99 706	99 305	99 305	99 305
	131 575	128 670	127 955	113 312

A schedule of listed investments is available for inspection at the registered office of the Company upon request.

Certain listed investments have been pledged as security for the Western Areas Limited loan (refer to note 18).

The monies in the Trust Funds are invested primarily in interest-bearing debt securities and may be used only for environmental rehabilitation purposes.

Equity investments comprise investments in various unlisted companies in South Africa for which a fair value is not readily determinable.

placing utmost importance on the interests of all stakeholders

Notes to the annual financial statements

for the year ended 30 June 2001

	GROUP 2001 R000	GROUP 2000 R000	COMPANY 2001 R000	COMPANY 2000 R000
11 NON-CURRENT INVESTMENTS AND OTHER ASSETS (continued)				
The directors of the Company perform independent valuations of these investments on an annual basis to ensure that no significant decline, other than a temporary nature, in value of the investments has occurred.				
The market values of listed investments are	**121 175**	101 101	**119 761**	97 195
The directors' valuation of the equity investments (including pre-paid investment in subsidiary) is	**17 000**	23 311	**122 371**	110 948
Intangible assets comprise restraint of trade payments to directors as follows:				
Opening balance	**4 353**	7 350	**4 353**	7 350
Less: amortisation	**(1 741)**	(2 997)	**(1 741)**	(2 997)
	2 612	4 353	**2 612**	4 353
12 INVESTMENTS IN SUBSIDIARIES				
Shares at cost, less provision			**698 444**	699 507
Amounts owing by subsidiaries, less provisions			**360 223**	886 660
			1 058 667	1 586 167
Amounts owing to subsidiaries			**265 336**	(947 203)
Net investment in subsidiaries			**793 331**	638 964
The interest of the Company in the (loss)/profit after taxation of its subsidiaries is:				
Aggregate losses			**(175 134)**	(320 349)
Aggregate profits			**23 418**	31 208
A schedule showing the Company's financial interest in each subsidiary is given in the Directors' Report on page 15.				
Shares in Buffelsfontein Gold Mines Ltd and Blyvooruitzicht Gold Mining Company Ltd have been ceded and pledged as security for a loan (refer note 17(b)).				
Shares in Stand 752 Parktown Extension (Pty) Ltd have been ceded and pledged as security for a loan (refer note 18(c)).				
13 INVENTORIES				
Gold in process	**22 973**	25 467	**-**	-
Consumable stores	**52 710**	57 201	**220**	1 936
	75 683	82 668	**220**	1 936

Notes to the annual financial statements

for the year ended 30 June 2001

	GROUP		COMPANY	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
14 SHAREHOLDERS' EQUITY				
Details of the make-up of shareholders' equity are provided in the Statements of Shareholders' Equity on pages 21 and 22.				
Stated and share capital				
Authorised				
200 000 000 (2000: 200 000 000) ordinary shares of no par value				
5 000 000 (2000: 5 000 000) cumulative preference shares of 10 cents each	**500**	500	**500**	500
Issued				
154 529 578 (2000: 120 990 746) ordinary shares of no par value	**1 717 724**	1 527 014	**1 717 724**	1 527 014
Consideration for Rawas (see below)	**(122 574)**	(122 574)	**(122 574)**	(122 574)
5 000 000 (2000: 5 000 000) cumulative preference shares of 10 cents each	**500**	500	**500**	500
	1 595 650	1 404 940	**1 595 650**	1 404 940

Unissued shares

For the purpose of the Durban Roodepoort Deep (1996) Share Option Scheme, 15% of the issued ordinary shares have been reserved for participants and a further 8 937 607 unissued ordinary shares have been reserved for issue to the option investment holders when they exercise their option instruments.

In terms of an ordinary resolution passed at the previous Annual General Meeting, the remaining unissued ordinary shares in the Company are under the control of the directors until the next general meeting.

Cumulative preference shares

The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the mineral rights acquired from Randgold & Exploration Company Limited in September 1997.

ongoing structured approach to the identification, assessment and management of risk

Notes to the annual financial statements

for the year ended 30 June 2001

14 SHAREHOLDERS' EQUITY *(continued)*

Option instruments

The Company currently has one class of options in issue, namely Durban Deep "B" options. There are 8 937 607 option instruments in issue at the year-end which are exercisable until 30 June 2002 at an exercise price of R60.00 per share.

Each option entitles the holder thereof to subscribe, at any time prior to the final exercise date, for one ordinary share of no par value in the share capital of the Company.

Consideration for Rawas

In July 1999 the Company allotted and issued 8 282 056 ordinary shares in respect of the "Rawas" transaction. The transaction was not completed as a result of certain legal requirements not being fulfilled. In September 2000 the Board made a decision to review its position with respect to this transaction and this review is ongoing.

The shares issued have been included in the annual financial statements and the allotment consideration in respect of the shares issued (R122.6 million), has been credited to a non-distributable reserve as the issue of shares will need to be validated by the Court.

Special resolution

The Company allotted and issued 8 000 000 ordinary shares on 31 October 2000 at a price which required shareholder approval in terms of section 82 of the Companies Act in South Africa. The shareholders ratified this allotment by means of a special resolution on 9 February 2001. The Registrar of Companies has refused to register this special resolution and, accordingly, this resolution needs to be validated by the Court.

	GROUP		COMPANY	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
15 PROVISION FOR ENVIRONMENTAL REHABILITATION				
Environmental rehabilitation obligations				
Provision for decommissioning				
Balance at beginning of year	**121 251**	63 273	**9 265**	8 832
Acquired through purchase of subsidiaries		48 334	**–**	–
Reversal of Hargraves Resources NL	**(6 554)**	–	**–**	–
Charge to the income statement	**7 506**	9 644	**603**	433
Balance at end of year	**122 203**	121 251	**9 868**	9 265
Provision for restoration				
Balance at beginning of year	**60 414**	46 434	**17 739**	16 911
Acquired through purchase of subsidiaries	**–**	11 705	**–**	–
Charge to the income statement	**3 927**	2 275	**1 153**	828
Balance at end of the year	**64 341**	60 414	**18 892**	17 739
Provision for environmental rehabilitation	**186 544**	181 665	**28 760**	27 004
Future value of environmental rehabilitation obligations is estimated at:				
South African operations	**188 400**	184 170	**28 760**	27 004
Australian operations	**9 197**	8 826	**–**	–

Amounts have been contributed to irrevocable trusts (refer note 11).
The Company intends to fund the ultimate rehabilitation costs from the money invested with the trust funds as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up.

Notes to the annual financial statements

for the year ended 30 June 2001

	GROUP		COMPANY	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
16 DEFERRED MINING AND INCOME TAXES				
The following is an analysis of the major categories of temporary difference included in the deferred tax balance:				
Mining assets	**(8 920)**	(96 213)	-	-
Inventories	**(3 416)**	(3 303)	-	-
Provisions, including rehabilitation provision	**32 314**	27 498	-	-
Set off of estimated assessed loss	**(69 013)**	1 852	-	-
Other	**34 377**	(818)	-	-
Net deferred mining and income tax (liability tax)	**(14 658)**	(70 984)	-	-
Disclosed under non-current assets	**15 871**	-	-	-
Disclosed under non-current liabilities	**(30 529)**	(70 984)	-	-
	(14 658)	(70 984)	-	-
Reconciliation between deferred taxation opening and closing balances				
Balance at beginning of year	**(70 984)**	(53 538)	-	-
Deferred tax of subsidiaries acquired	**-**	(20 785)	-	-
Movement in current year	**54 065**	(792)	-	-
Reclassifications	**2 261**	4 131	-	-
Balance at end of year	**(14 658)**	(70 984)	-	-

transparent sharing of information with employees build trust and commitment

Notes to the annual financial statements

for the year ended 30 June 2001

	GROUP 2001 R000	GROUP 2000 R000	COMPANY 2001 R000	COMPANY 2000 R000
17 LONG-TERM LIABILITIES				
These comprise loans from:				
Secured				
(a) First National Bank Limited	**1 839**	2 525	–	–
(b) FBCF Equipment Finance Limited	**31 795**	48 136	–	–
(c) Mineral Resources Development Company (Proprietary) Limited	**11 205**	10 748	–	–
(d) Newmont (Proprietary) Limited	**22 349**	13 602	–	–
(e) Financial Leases	**1 839**	–	–	–
- RMP Properties SA Limited	–	36 273	–	–
- NM Rothschild & Sons (Australia) Limited	–	41 288	–	–
- NM Rothschild & Sons (Australia) Limited	–	8 210	–	–
Unsecured				
(f) Industrial Development Corporation	**17 187**	23 437	–	–
	86 214	184 219	–	–
Less: payable within one year shown under current liabilities	**(27 738)**	(78 372)	–	–
	58 476	105 847	–	–
Long-term liability repayment schedule for capital amounts payable in the 12 months to:				
30 June 2001	–	78 372	–	–
30 June 2002	**27 738**	84 017	–	–
30 June 2003	**35 452**	16 500	–	–
30 June 2004	**23 024**	5 330	–	–
	86 214	184 219	–	–

(a) The mortgage loan bears interest at 0.75% below prime lending rate offered by First National Bank on overdraft. The loan is repayable over 60 months which commenced on 1 July 1999 and is secured by first covering mortgage bond over Stand 752 Parktown Extension 1 and a deed of suretyship signed by the Company.

(b) The loan facility, with a subsidiary, is subject to the following terms and conditions:
FBCF Equipment Finance (Pty) Ltd provided a loan to Buffelsfontein Gold Mine Limited on 17 November 1999.
The capital amount is repayable in half-yearly instalments of R12.98 million which commenced on 17 November 1999 and termination on 17 November 2002. The Company ceded and pledged all its shares in Buffelsfontein Gold Mines Ltd and Blyvooruitzicht Gold Mining Company Ltd to BOE Merchant Bank. Joint and several guarantees have been given, by all South African-based companies within the Group, for the performance in full on the due date. Buffelsfontein Gold Mines Limited has provided R60 million of the gold lock-up contained in the Hartebeestfontein gold plant as security for the loan.
A general notarial bond over all movable assets of Buffelsfontein Gold Mines Ltd to the value of R60 million was registered in favour of BOE Merchant Bank.
The Company entered into a Interest Rate Swap and put and call agreement in respect of this loan. Refer to note 25.

(c) On 20 November 1997 Dome Resources NL entered into a loan agreement with Mineral Resources Company (Proprietary) Limited ("MRDC") by which MRDC provided a loan to Tolukuma Gold Mine ("TGM") denominated in AUD$. The loan is to be repayable in 4 equal half-yearly instalments, as per an amended agreement, with the first instalment payable on 30 June 2002 and the last payable on 31 December 2003. Interest is payable at 9% per annum. The loan is secured by a fixed and floating charge over the assets of the Tolukuma Gold Mine.

(d) Dome Resources NL exercised its option to purchase tenements on 26 November 1993 from Newmont (Proprietary) Limited. As TGM achieved the production of 300 000 ounces of gold during the 2000 financial year, an amount of US$3 million became payable over 3 years in 3 equal instalments. In terms of an amended arrangement the loan is repayable in 8 instalments with the last instalment payable on 31 August 2003. Interest is payable at 8% per annum, compounded monthly. The loan is secured by a fixed and floating charge over the assets of the Tolukuma Gold Mine.

Notes to the annual financial statements

for the year ended 30 June 2001

17 LONG-TERM LIABILITIES (continued)

(e) Dome NL entered into a finance lease agreement with Volvo Truck Finance Australia (Pty) Ltd for a 36-month period. At the termination of the agreement the assets will be returned to the lessor. Interest is payable at current market rates.

(f) The capital amount of R25 million is repayable in 47 equal monthly instalments which commenced on 1 May 2000. Interest on the loan is 2.5% below the prime overdraft rate per annum and is payable monthly in arrears commencing the last day of the month during which the first drawdown is made. A commitment fee of 1% on the loan amount plus 0.5% pa on the amount of each drawing is payable to IDC. The Company has guaranteed the loan.

	GROUP		COMPANY	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
18 SHORT-TERM LIABILITIES				
Short-term portion of long-term liabilities	**27 738**	78 372	–	–
Secured				
(a) Western Areas Limited	**139 784**	119 858	**139 784**	119 858
(b) Hire purchase agreements	**47**	583	–	–
(c) RAR Kebble	**5 318**	–	**5 318**	–
Unsecured				
(d) Loan from directors	**5 468**	–	**5 468**	–
– Consolidated African Mining Limited	–	15 113	–	15 113
	178 355	213 926	**150 570**	134 971

(a) The repayment agreement for an amount of R111 million was entered into on 21 February 2000 with Western Areas Limited. The repayment date is 31 December 2001. Repayment will be made by means of cash. Interest is payable at the overdraft rate. The Company has pledged certain of its listed investments as security for the repayment of the loan.

(b) The Group entered into hire purchase agreements with financial institutions for the acquisition of various assets. The final payment will be made during the following financial year. The interest rates are as per various agreements. The loan is secured by means of the assets acquired.

(c) A short-term loan bearing interest at prime ABSA overdraft rate. The loan is secured by a cession and pledge of the shares in Stand 752 Parktown Extension (Pty) Ltd.

(d) Short-term loans from the executive Directors, repayable on 31 December 2001 bearing interest at the prime overdraft rate.

productivity improvement remains an important aspect of mining marginal resources

Notes to the annual financial statements

for the year ended 30 June 2001

19 PROVISIONS

Group (R000)	Opening balance	Additional provision made	Amounts used (incurred and charged to provision)	Amounts unused reversed	Closing balance
Health care provision	(2 819)	(2 758)	-	-	(5 577)
Leave pay provision	(46 028)	(19 335)	15 313	-	(50 050)
Mining levy	(7 202)	-	-	6 469	(733)
Open hedge positions	-	(81 022)	-	-	(81 022)
Retrenchment provision	-	(9 725)	5 448	-	(4 277)
Other	(3 639)	(41 940)	30 267	13	(15 299)
	(59 688)	(154 780)	51 028	6 482	(156 958)

Company

In the current year a provision for leave pay of R3 594 000 was made.

	GROUP 2001 R000	GROUP 2000 R000	COMPANY 2001 R000	COMPANY 2000 R000
20 ENVIRONMENTAL CONTINGENCIES OTHER THAN MINE REHABILITATION COSTS				
For West Rand Dolomitic Water Association				
A subsidiary's share of the total estimated expenditure to be incurred by the Association on compensation and purchase of properties as a result of the dewatering of the Oberholtzer dolomitic water compartment has been expensed by the Group by depositing funds with the Association which at the year-end amounted to:	**796**	1 658	-	-
21 COMMITMENTS				
Capital expenditure commitments:				
(i) Contracted but not provided for in the annual financial statements	**603**	26 500	-	-
(ii) Authorised by the directors but not contracted for	**27 936**	24 300	-	-
	28 539	50 800	-	-

22 CONTINGENT LIABILITIES

The Company has:

- guaranteed the liabilities of certain subsidiaries as disclosed in note 17.
- bound itself as surety and co-principal debtor for an amount limited to the maximum of R4 million plus further interest and costs for the present and future indebtedness of Crown Consolidated Gold Recoveries Limited to the Standard Bank of South Africa Limited.
- guaranteed expenditure in the amount of R660 000 in respect of the Amanzi Water Project.

Notes to the annual financial statements

for the year ended 30 June 2001

23 EMPLOYEE BENEFIT PLANS

Retirement funds

The Group participates in a number of industry-based retirement plans. All plans are defined contribution plans and are governed by the Pension Funds Act, 1956. All the funds are actuarially valued at intervals of not more than three years using the projected benefit valuation basis. All pension funds have been valued during the last three years and were certified to be in a sound financial position. The provident funds are funded on the "money accumulative basis" with the members' and Company's contributions having been fixed in the constitutions of the funds. The majority of the Group's employees are covered by the above-mentioned retirement benefit plans.

Post retirement benefits other than pensions

Skilled workers participate in multi-employer plans, which pay certain medical costs. Employer contributions are determined on an annual basis by the funds. Qualifying dependants receive the same benefits as active employees other than discussed below. The Group has no legal obligations to retirees and their qualifying dependants for any contributions towards these medical funds.

No post-retirement benefits are available to other workers.

A subsidiary of the Company has an obligation to fund a portion of the medical aid contributions of its employees after they have retired. This obligation was valued at 1 January 2000 by an independent actuary.

Included in provisions is an amount of R5.6 million in respect of this obligation.

Long service awards

The Group companies participate in the Chamber of Mines of South Africa Long Service Award Scheme. In terms of the Scheme, bonus payments are made to certain employees upon attaining a certain qualifying age and level of service.

No provision has been made for this obligation as the amount of the liability cannot be determined with any accuracy. Long service awards are expensed as incurred.

Share option plan

The Company has an Employee Share Option Scheme in terms of which the aggregate number of unissued shares that may be reserved shall not exceed 15% of the issued ordinary share capital. Refer page 16 for a summary of the share option scheme movements in the current year.

achieving good employer/employee relations through effective sharing of relevant information

Notes to the annual financial statements

for the year ended 30 June 2001

24 RELATED PARTY TRANSACTIONS

24.1 1 An amount is owed to Western Areas Ltd in respect of loan advances from that company during the period December 1999 and January 2000 (Refer to notes 18(a) and 11). The proceeds of these loans were used to acquire listed shares. The Company has entered into an agreement with JCI Gold Ltd and Consolidated African Mines Ltd ("CAM"), whereby those companies have the option to purchase the remaining listed shares. The option fee received during the financial year in terms of this agreement amounted to R14 million, which is included in the CAM balance of R21 million included in accounts receivable.

24.2 The Company arranged with JCI Gold Ltd to place 8 000 000 ordinary DRD shares into the market. In return, JCI Gold Ltd received an arranging fee of R2.6 million. A portion of the proceeds from the issue of these shares was used to settle the loan of R38.2 million owing by Crown Consolidated Gold Recoveries Ltd to IProp (formerly RMP).

24.3 On 2 October 2000, the Company allotted and issued to CAM 800 000 ordinary shares at an issue price of R7.80 per share under the general authority granted to directors to issue shares for cash.

24.4 R15 million was received from RAR Kebble, which was partially used for the purchase at market price of the Company's investment in Rand Leases Properties Ltd shares and the settlement by him of an amount due by CAM. Interest payable on the remaining balance of R5.3 million during the year amounted to R0.5 million.

24.5 The Company makes use of FW Services CC and Neil Pretorius, related parties to Mr F Weideman, an executive director. The services provided by these parties are on an arm's length basis.

24.6 In the 2000 financial year, the Group allotted and issued 8 282 056 ordinary shares in respect of the "Rawas" transaction, but as the transaction had not been completed at that time, the Board undertook to review its position with respect to this transaction. Information has subsequently come to the Company's knowledge that 3 212 561 of these shares were received by companies in the CAM group and other CAM related companies.

25 FINANCIAL RISK MANAGEMENT

Cash and cash equivalents

The carrying value of cash and cash equivalents approximates their fair value due to the short-term maturity of these deposits. In addition, the Group minimises its credit risk by placing cash and cash equivalents with major banks and financial institutions located in South Africa, after evaluating the credit ratings of the respective financial institutions. The Group believes that no concentration of credit risk exists in respect of cash and cash equivalents.

Derivative financial instruments

In the normal course of its operations, the Group is exposed to commodity price, currency, interest, liquidity and credit risks.

In order to manage these risks, the Group may enter into transactions which make use of off-balance sheet financial instruments. These include gold forward sale, gold forward purchase and gold option contracts. These instruments are normally accounted for as hedges and, accordingly, in the circumstances, gains and losses are recognised as a component of revenue.

Concentration of credit risk

The Group's financial instruments do not represent a concentration of credit risk, because the Group deals with a variety of major banks and financial institutions, located in South Africa and Australia, after evaluating the credit ratings of the representative financial institutions. Furthermore, its debtors and loans are regularly monitored and assessed. An adequate level of provision is maintained.

Foreign currency risk

In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily United States Dollars ("US$") and Australian Dollars ("A$"). In addition, the Group has investments and liabilities in a number of different currencies (primarily US$ and A$). As a result, the Group is subject to transaction exposure from fluctuations in foreign currency exchange rates.

The Group has not hedged its exposure to Rand based foreign currency rate fluctuations and the risk to the Group is reviewed on a regular basis.

Notes to the annual financial statements

for the year ended 30 June 2001

25 FINANCIAL RISK MANAGEMENT (continued)

Interest rates and liquidity risk

Fluctuation in interest rates impacts on the value of short-term cash investments and financing activities, giving rise to interest rate risks. In the ordinary course of business, the Group receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. Funding deficits for the Group's mining operations have been financed through the issue of additional shares and external borrowings.

The Company has entered into an interest rate swap agreement converting the FBCF loan (see note 17 (b)) fixed rate to a variable market rate. The agreement was entered into on 17 November 1999 and expires on 17 November 2002. The variable interest for the period 17 May 2001 to 17 November 2001 is calculated on a notional amount of R33.4 million (2000: R17.8 million). The variable rate is based on the mid-market rate for deposits in South Africa plus 3%.

The fair value of the interest rate swap agreement at 30 June 2001 is a benefit of R0.5 million (2000: R1.2 million).

The Company entered into an agreement with BOE Merchant Bank on 17 November 2000 to provide either party with the opportunity to terminate the loan agreement on a date earlier than 17 November 2002. If the option in respect of the agreement was exercised on 30 June 2001, this would have resulted in a maximum cost to the Company of R35 million (2000: R55 million).

(i) Hedging instruments

The Company has entered into the following hedging transactions which mature in the years ended 30 June	2002	2003	2004	2005	2006
South African operations					
Forward sale					
Ounces	486 250	350 000	330 000	180 000	45 000
Average price (R/ounce)	1 877.50	2 132.35	2 187.02	2 240.00	2 256.00
Ounces	14 000				
US$/ounce	280.00				
Call options sold					
Ounces	70 000	84 000	14 000		
Average price (R/ounce)	2 042.66	2 076.98	2 083.84		
Ounces	60 000				
Average price ($/ounce)	333.23				
Puts bought					
Ounces	70 000	84 000	14 000		
Average price (R/ounce)	1 900.00	1 967.50	1 990.00		
Ounces	60 000				
Average price ($/ounce)	275.00				

we intend to benchmark our achievements on an annual basis

Notes to the annual financial statements

for the year ended 30 June 2001

25 FINANCIAL RISK MANAGEMENT (continued)

	2002	2003	2004	2005	2006
Call options sold					
Ounces	100 000	120 000	20 000		
Average price (R/ounce)	2 042.66	2 076.98	2 083.84		
Call options bought					
Ounces	65 625	150 000	150 000		
(R/ounce)	2 300.00	2 999.93	2 999.93		
Gold lease rate swaps					
Volume	18 750		300 000		
Rate	2.00%		0.20%		

The fair value of the hedgebook at 30 June 2001 amounted to a loss of R713.6 million.
At the last practicable date - 31 August 2001 - the fair value of the hedgebook amounted to a loss of R806.5 million.

(ii) Non-hedging instruments

The Company has entered into the following transactions which have been accounted for in the financial statements and which mature in the years ended 30 June

	2002
South African operations	
Forward purchase	
Ounces	151 548
Average price ($/ounce)	337.84

An amount of R81 022 000 is included in provisions (refer note 19) in respect of the forward purchase contracts maturing within 1 year.

Fair value of financial instruments

The following table represents the carrying amounts and fair values of the Group's financial instruments outstanding at 30 June 2001.
The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	30 June 2001 R000 Carrying amount	**30 June 2001 R000 Fair value**	30 June 2000 R000 Carrying amount	30 June 2000 R000 Fair value
Financial assets				
Cash and cash equivalents	**113 814**	**113 814**	102 107	102 107
Accounts receivable	**124 954**	**124 954**	139 397	139 397
Listed investments	**100 318**	**121 175**	105 913	101 101
Investment in environmental trusts	**110 950**	**110 950**	100 654	100 654
Financial liabilities				
Accounts payable and other liabilities	**510 215**	**510 215**	461 646	461 646
Bank overdrafts	**362**	**362**	13 983	13 983
Long-term debt				
- long-term portion	**58 476**	**59 478**	105 847	105 953
- short-term portion	**178 355**	**178 355**	213 926	228 065

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and short-term borrowings approximates their fair values due to the short-term maturities of these assets and liabilities.
The fair value of listed investments has been determined by reference to the market value of the underlying investments. The investment in the environmental trusts is invested primarily in interest-bearing securities, which approximate their fair value.

Notes to the annual financial statements

for the year ended 30 June 2001

	2001 R000 South African operations	2001 R000 Australasian operations	2001 R000 Total
26 SEGMENT INFORMATION			
The Group operates in one industry segment, being the extraction and production of gold and related by-products.			
Revenue	2 010 132	131 617	2 141 749
Result			
Loss from operations	(252 373)	(36 570)	(288 943)
Other operating income	35 042	2 063	37 105
Interest paid	(38 716)	(3 698)	(42 414)
Taxation	48 419	8 922	57 341
Loss after tax	(207 628)	(29 283)	(236 911)
Balance sheet			
Mining assets	661 826	181 039	842 865
Net current liabilities	(196 040)	(69 835)	(265 875)
Other information			
Capital expenditure	42 536	5 531	48 067
Change in asset impairment and diminution in investments	(31 343)	65 518	34 175
Total number of employees	18 653	463	19 116

embracing the challenges and opportunities that new developments offer

Notes to the annual financial statements

for the year ended 30 June 2001

26 SEGMENT INFORMATION (continued)

The Group operates in one industry segment, being the extraction and production of gold and related by-products.

	2000 R000 South African operations	2000 R000 Australasian operations	2000 R000 Total
Revenue	1 950 140	93 494	2 043 634
Result			
Loss from operations	(385 125)	(459 660)	(844 785)
Other operating income	31 693	(17 466)	14 227
Interest paid	(28 560)	-	(28 560)
Taxation	(12 720)	17 592	4 872
Loss after tax	(394 712)	(459 534)	(854 246)
Balance sheet			
Mining assets	721 505	246 267	967 772
Net current assets/(liabilities)	(283 361)	12 863	270 498
Other information			
Capital expenditure	119 331	14 122	133 453
Asset impairment and diminution in investments	(228 035)	(361 654)	(589 689)
Total number of employees	19 826	354	20 180

Directorate

DIRECTORS

Mark Wellesley-Wood (49) (Chairman and Chief Executive Officer)
BSc (Min Eng), MBA
Appointed May 2000

Roger Kebble (61) (Deputy Chairman)
Mine Manager's Cert, MDP, EDP
Appointed August 1994

Ian Murray (35) (Chief Financial Officer)
CA (SA), ACMA, Adv Tax Cert
Appointed July 2000

Frans Weideman (61) (Operations Director)
Mine Manager's Cert, MDP, MAP
Appointed November 2000

Vic Hoops (45) (Human Resources Director)
BPL (Personnel Man), DPLR, MDP, SMP
Appointed April 1998

Grant Fischer (43) (Non-executive Director)
BA(Law), Dip Corp Law, MIEA
Appointed October 1997

Nick Goodwin (54) (Non-executive Director)
BSc (Eng), PR Eng
Appointed October 1997

Ferdi Lips (69) (Non-executive Director)
Appointed October 1997

Gibson Njenje (43) (Non-executive Director)
Macro Econ, Telecoms Man.
Appointed January 2001

Administration

AUDIT COMMITTEE
Mark Wellesley-Wood (Chairman)
Grant Fischer
Nic Goodwin

REMUNERATION COMMITTEE
Mark Wellesley-Wood (Chairman)
Grant Fischer
Roger Kebble

SECRETARY
Maryna Eloff, ACIBM

LONDON COMMITTEE
P Dexter
AF Smith

AUDITORS
Deloitte & Touche

ATTORNEYS
Bowman Gilfillan Hayman Godfrey Inc

BANKERS
ABSA Bank Limited
Standard Bank of South Africa Limited

REGISTERED OFFICE AND SECRETARY'S BUSINESS ADDRESS
45 Empire Road
Parktown Johannesburg 2193
PO Box 390 Maraisburg 1700
South Africa
Tel (+27 11) 482 4968
Fax (+27 11) 482 4641

LISTING INFORMATION
DRD ordinary shares are currently listed on the JSE Securities Exchange SA, the London Stock Exchange, the Brussels Stock Exchange, the Paris Bourse, the Australian Stock Exchange, NASDAQ in the form of ADR's, on the OTC market on the Berlin Stock Exchange and the Regulated Unofficial Market on the Frankfurt Stock Exchange.

DRD has "B" options listed on the JSE Securities Exchange SA. Each "B" option shall entitle the holder thereof to subscribe for one ordinary share of no par value in the share capital of DRD at a subscription price of R60,00 per ordinary share and may be exercised at any time during the period from the date on which the "B" option is issued by DRD to 30 June 2002. Thereafter the "B" options shall be of no further force or effect or value and therefore shall not be capable of being exercised after 30 June 2002.

INVESTOR RELATIONS
Maryna Eloff E-mail eloffm@drd.co.za

WEBSITE
www.durbans.com

SHARE TRANSFER SECRETARIES
Ultra Registrars (Pty) Limited
11 Diagonal Street Johannesburg 2001
PO Box 4844 Johannesburg 2000
South Africa
Tel (+27 11) 370 5777
Fax (+27 11) 370 5780

DEPOSITARY BANK
American Depositary Receipts
The Bank of New York
Shareholder Relations Department
101 Barclay Street New York NY 10286
United States of America
Tel (+1 212) 815 5133
Fax (+1 212) 571 3050

UNITED KINGDOM REGISTRARS AND BEARER OFFICE
CAPITA IRG plc
Balfour House 390/398 High Road
Ilford Essex IG1 1NQ
United Kingdom
Tel (+44 20) 8639 2000
Fax (+44 20) 8478 2876

AUSTRALIAN CORPORATE REGISTRY
Computershare Registry Services (Pty) Limited
Level 2 45 St George's Terrace
Perth Western Australia
GPO Box D182 Perth Western Australia 6840
Tel (+61 8) 9323 2000
Fax (+61 8) 9323 2033

AUSTRALIAN SECRETARIES
Sygnum Financial Services
62 Colin Street West Perth WA 6005
Tel (+61 8) 9321 4470
Fax (+61 8) 9321 4644

FRENCH AGENTS
Euro Emetteurs Finance
48 Boulevard des Batignolles
75850 Paris Cedex 17 France
Tel (+331) 5530 5900
Fax (+331) 5530 5910

UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place London SW 1A 1NP
United Kingdom
Tel (+44 20) 7499 3916
Fax (+44 20) 7491 1989

OPERATIONS
Blyvooruitzicht Gold Mining Company Limited
PO Box 7001 Blyvooruitsig 2504
Tel (+27 18) 789 9030
Fax (+27 18) 789 9479

Crown Consolidated Gold Recoveries Limited
Private Bag X9 Crown Mines 2025
Tel (+27 11) 835 2157
Fax (+27 11) 835 2922

North West Operations
(Including Buffelsfontein Gold Mines Limited and Hartebeestfontein Gold Mining Company Limited)
Private Bag X800 Stilfontein 2550
Tel (+27 18) 487 3690
Fax (+27 11) 487 8132

Tolukuma Gold Mines Limited
PO Box 5043 Baroko
Papua New Guinea
Tel (+675) 329 9277
Fax (+675) 329 9262

Shareholder analysis as at 30 June 2001

Analysis of ordinary shareholders

Holders	Number of shareholders	Number of shares held	Percentage of issued shares
Individuals	5 257	4 233 918	2.74
Institutions and Body corporate	637	150 295 660	97.26
	5 894	154 529 578	100.00

Range of shareholdings

Shares	Number of shareholders	Number of shareholders as a percentage	Number of shares held	Percentage of issued shares held
1 - 5 000	5 639	95.48	2 686 328	1.74
5 001 - 100 000	235	3.98	4 171 957	2.70
100 001 - 1 000 000	22	0.37	5 730 889	3.71
1 000 001 and more	10	0.17	141 940 404	91.85
TOTAL	**5 906**	**100.00**	**154 529 578**	**100.00**

Shareholding over 1%	Number of shares	Percentage	Number of shares	Percentage
Standard Bank Nominees (Tvl) (Pty) Ltd	78 661 336	50.90		
Bank of New York (unrestricted)			57 407 693	37.15
HSBC Bank Plc Clients			6 823 099	4.41
Bank of New York (as custodians)			4 482 028	2.90
Bank of New York - Europe Ltd Clients			2 701 325	1.75
Soges-Dewaay SA			2 473 544	1.60
Societe Generale Nominees (Pty) Ltd	21 878 599	14.16		
Bank of New York (New York)			21 878 599	14.16
Mercantile Custodial Nominees (Pty) Limited	20 927 257	13.54		
Bank of New York (ADR Division)			20 927 257	13.54
Nedcor Bank Nominees Limited	3 657 838	2.37		
Pictet Et Cie Banquiers			3 657 838	2.37
Goudstad Nominees (Pty) Limited	2 714 844	1.76		
SG Securities (London - Agency Account)			2 714 844	1.76
First National Nominees (Pty) Limited	1 584 875	1.02		
Bank of New York			1 584 875	1.02
Recorded on Australian Branch Register	9 213 936	5.96		
ANZ Nominees Limited			2 187 409	1.41
Westpac Custodial Nominees			1 548 038	1.00

Notice to shareholders

Notice is hereby given that the Annual General Meeting of Durban Roodepoort Deep, Limited will be held at 45 Empire Road, Parktown, Johannesburg on Friday, 23 November 2001 at 09:00 for the following business:

ORDINARY BUSINESS

1 To receive and consider the audited annual financial statements for the twelve months ended 30 June 2001

2 To re-appoint the auditors in accordance with the Articles of Association

3 To elect directors in terms of the Company's Articles of Association

SPECIAL BUSINESS

4 Ordinary Resolution No 1

RESOLVED: THAT the allotment and issue to the directors referred to below of the number of shares set out against their names in so far as they have exercised their options in respect of those shares, in terms of the Durban Roodepoort Deep (1996) Share Option Scheme, be approved:

NAME OF DIRECTOR	NUMBER OF OPTIONS
VO Hoops	125 000
RAR Kebble	127 932
F Lips	25 586
G Fischer	25 586
N Goodwin	25 586
IL Murray	187 932
LG Njenje	76 759
F Weideman	290 432
MM Wellesley-Wood	366 604

5 Ordinary Resolution No 2

RESOLVED: THAT the directors be and are hereby authorised to allot and issue all or any of the authorised but unissued ordinary no par value shares in the capital of the Company for cash to such person or persons (defined as "public" by the JSE Securities Exchange) and on such terms and conditions as the directors may, without restriction, from time to time, deem fit as and when suitable opportunities arise therefor, but subject to the following requirements of the JSE Securities Exchange:

5.1 This authority shall be valid until the next annual general meeting of the Company or 15 months from the date on which this resolution is passed, whichever is the earlier date;

5.2 A paid press announcement giving full details, including the impact on net asset value and earnings per share of the Company, shall be published at the time of any such issue representing, on a cumulative basis within one year, 5 per cent or more of the number of shares in issue prior to the issue in question;

5.3 Issues in the aggregate in terms of this authority should not exceed 10 per cent of the number of shares in the Company's issued share capital, provided that such issues shall not in the aggregate in any 3 year period (commencing on the first day of the Company's financial year) exceed 15 per cent of the Company's issued share capital;

5.4 In determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted shall be 10 per cent of the weighted average trading price of the shares in question (adjusted for any dividend declared but not yet paid or for any capitalisation issue made to the shareholders) as determined or agreed by the directors of the Company.

As more than 35 per cent of the Company's issued share capital is "public" (as defined in the Listings Requirements of the JSE Securities Exchange), the approval of a 75 per cent majority of the votes cast by shareholders present or represented by proxy at the annual general meeting is required for this resolution to be effective.

6 Ordinary Resolution No 3

RESOLVED: THAT all the unissued shares in the capital of the Company be placed under the control of the directors as a general authority in terms of section 221(2) of the Companies Act 1973 (Act 61 of 1973), as amended, ("the Act"), who are hereby authorised to allot and issue shares in the capital of the Company to those persons and upon such terms and conditions as the directors in their sole discretion deem fit, subject to the provisions of the Act and the requirements of the JSE Securities Exchange.

7 Ordinary Resolution No 4

RESOLVED: THAT such number of ordinary no par value shares in the authorised and unissued ordinary share capital of the Company as may, from time to time, represent not more than 15 per cent of the issued ordinary share capital of the Company from time to time be and they are hereby placed under the control of the directors of the Company as a specific authority in terms of section 221 of the Companies Act 1973 (Act 61 of 1973), as amended, ("the Act"), for allotment and issue from time to time, including to directors of the Company in accordance with the terms and conditions of the Durban Roodepoort Deep (1996) Share Option Scheme, as amended, subject to the Company's Articles of Association, the Act and the requirements of the JSE Securities Exchange.

8 Special Resolution No 1

RESOLVED: THAT a new class of listed options, the Durban Roodepoort Deep, Limited "C" options be created. Each "C" option shall entitle the holder thereof to subscribe for one ordinary share of no par value in the share capital of the Company at a subscription price of R15.00 (fifteen rand) per ordinary share or such number of ordinary shares in the Company or such "C" option exercise price as may be adjusted from time to time as provided in the terms and conditions of the "C" options. The number of "C" options to be created is 10 000 000.

9 Ordinary Resolution No 5

RESOLVED: THAT subject to the passing and registration of Special Resolution No 1, all the "C" options in the Company be and are hereby placed under the control of the directors of the Company, who are hereby authorised to allot and issue those "C" options as consideration for acquisitions by the Company from time to time.

10 Ordinary Resolution No 6

RESOLVED: THAT subject to the passing of ordinary resolution number 5 and the directors giving effect to that resolution and subject to not less than 75% of those shareholders of the Company, voting in favour thereof, such

Notice to shareholders

number of "C" options in the Company as may, from time to time, represent not more than 15% of the total issued "C" options in the Company, be and are hereby placed under the control of the directors of the Company as a general authority, for allotment and issue, from time to time, in accordance with the terms and conditions of the "C" options and on such terms and conditions as the directors may decide and subject to the provisions of the Listings Requirements of the JSE Securities Exchange South Africa.

11 Special Resolution No 2
RESOLVED: THAT in terms of Section 82(1) of the Companies Act 1973 (Act 61 of 1973), as amended, ("the Act"), and subject to the passing of Ordinary Resolution No 2 above, the directors of the Company be and they are hereby authorised to allot and issue such ordinary no par value shares at a cash price lower than the amount arrived at by dividing that part of the stated capital of the Company contributed at the date of issue of such shares by previously issued ordinary no par value shares, by the number of ordinary no par value shares then in issue, if required.

12 Special Resolution No 3
RESOLVED: THAT as a special resolution the authorised share capital of the Company be increased by the creation of 100 000 000 new "A" preference shares of one cent each par value, having the terms and conditions set out in article 191 of the Company's Articles of Association, and that the Company's Memorandum of Association be amended accordingly".

13 Special Resolution No 4
RESOLVED: THAT as a special resolution, subject to the passing and registration of Special Resolution No 3 to be proposed at the annual general meeting convened to consider this resolution, the 100 000 000 "A" preference shares of one cent each par value in the authorised and unissued share capital of the Company be and they are hereby converted into 100 000 000 ordinary shares of no par value, and that the Company's Memorandum of Association be amended accordingly.

REASONS FOR AND EFFECTS OF THE SPECIAL RESOLUTIONS

Special Resolution No 1
The reason for Special Resolution No 1 is to create "C" options. Each "C" option shall entitle the holder thereof to subscribe for one ordinary share of no par value in the share capital of the Company at a subscription price of R15.00 per ordinary share, as provided in the terms and conditions of the "C" options. The effect of the resolution is to create 10 000 000 "C" options that can be issued as consideration for acquisitions by the Company from time to time.

Special Resolution No 2
The reason for and effect of Special Resolution No 2 is to authorise the directors of the Company to issue ordinary no par value shares in terms of the issue of shares for cash referred to in the special resolution at an issue price per share in compliance with Section 82(1) of the Act which states that the price at which the relevant shares are to be issued in terms of the issue of shares for cash should not, unless authorised by way of special resolution, be less than the amount arrived at by dividing that portion of the stated capital of the Company contributed by the issued ordinary no par value shares in issue, at the time of such issue of the Company's ordinary shares on the JSE Securities Exchange.

The proposed price per share, at which the ordinary no par value shares are to be issued in terms of the issue for cash referred to in the special resolution will be a price linked to the market price of the Company's shares calculated on the date that the board of directors of the Company approves the issue for cash.

The rationale for the issue of shares for cash referred to in the special resolution is to raise sufficient capital to enable the Company to fund acquisitions and outstanding obligations that may arise.

Special Resolution No 3
The reason for Special Resolution No 3 is to create 100 000 000 new "A" preference shares of one cent each in the capital of the Company which are to be converted into ordinary shares of no par value in terms of Special Resolution No 3, to be held by the Company in reserve for the purposes referred to below. The effect of the special resolution is to create those new "A" preference shares and to amend the Company's Memorandum of Association accordingly.

Special Resolution No 4
The reason for Special Resolution No 4 is to convert the 100 000 000 "A" preference shares of one cent each in the capital of the Company, created by the approval of Special Resolution No 3, into 100 000 000 ordinary shares of no par value to enable the Company to have sufficient unissued ordinary shares of no par value for the future requirements of the Company. The effect of the resolution is to so convert those shares so that the authorised ordinary share capital of the Company will comprise 300 000 000 ordinary shares of no par value and to amend the Company's Memorandum of Association accordingly.

By order of the board

MA Eloff
SECRETARY

Terms and conditions of Durban Deep 'C' options

1 Each Durban Deep 'C' option shall entitle the holder thereof to subscribe for one ordinary share of no par value ("an ordinary share") in the share capital of Durban Roodepoort Deep, Limited ("the Company") at a subscription price of R15.00 (fifteen Rand) per ordinary share ("the Durban Deep 'C' option exercise price") or such number of ordinary shares in the Company or such Durban Deep 'C' option exercise price as may be adjusted from time to time as provided in these terms and conditions.

2 Subject to 23 below, a Durban Deep 'C' option may be exercised at any time during the period from the date on which the Durban Deep 'C' option is issued by the Company to a date not later than five years from date of issue ("the Final Exercise Date"). Thereafter the Durban Deep 'C' option shall be of no further force or effect or value and, therefore, shall not be capable of being exercised after the Final Exercise Date.

3 During the period which is not less than six weeks or more than two months before the Final Exercise Date, the Company shall send a notice in writing to each Durban Deep 'C' option holder, reminding the Durban Deep 'C' option holder of the Durban Deep 'C' option holder's subscription rights and of the Final Exercise Date. A Form of Exercise and Surrender (as referred to below) shall be included with the notice.

4 The Company shall send to each Durban Deep 'C' option holder a copy of its annual financial statements and each circular, notice or other document which is sent to its ordinary shareholders.

5 A Durban Deep 'C' option shall be exercised by the Durban Deep 'C' option holder completing a Form of Exercise and Surrender in the form prescribed by the Company and lodging it with the Durban Deep 'C' option certificate issued by the Company in respect of the Durban Deep 'C' option in question together with a cheque or banker's draft payable in favour of the Company in the currency of the Republic of South Africa ("South Africa") for an amount equal to the Durban Deep 'C' option exercise price with the Company's transfer secretaries ("the transfer secretaries") at the address given in the Form of Exercise and Surrender. The transfer secretaries shall forthwith on request furnish a Form of Exercise and Surrender to a Durban Deep 'C' option holder who requests them to do so. The Form of Exercise and Surrender shall make provision for the Durban Deep 'C' option holder to specify the number of Durban Deep 'C' options being exercised. The submission of a Form of Exercise and Surrender together with the Durban Deep 'C' option certificate(s) in question and payment of the Durban Deep 'C' option exercise price shall be irrevocable, save with the consent of the directors of the Company ("the directors"). Save with the consent of the directors, the purported exercise of a Durban Deep 'C' option other than in accordance with the provisions of these terms and conditions and other than in accordance with the procedure set out in the Form of Exercise and Surrender shall be of no force or effect. Durban Deep 'C' options in respect of which subscription rights are exercised will be automatically cancelled.

6 Subject to 23 below, a Durban Deep 'C' option shall be regarded as having been exercised only on the date on which the duly completed Form of Exercise and Surrender, together with the Durban Deep 'C' option certificate and payment of the Durban Deep 'C' option exercise price as set out above, have been received by the Company at the address at which they are to be lodged as given in the Form of Exercise and Surrender.

7 If a Durban Deep 'C' option holder produces evidence to the satisfaction of the Company that a Durban Deep 'C' option certificate has been lost or destroyed, the Company may dispense with the surrender of such certificate against an indemnity to the satisfaction of the directors.

8 The Company shall allot the ordinary share in respect of which a Durban Deep 'C' option is exercised not later than 14 days after the date on which the Durban Deep 'C' option is exercised and shall issue, free of charge, a share certificate in respect of such ordinary share not later than 21 days after the date on which the Durban Deep 'C' option is exercised. The Company shall apply to each stock exchange on which the Company's ordinary shares are then listed for the admission to listing of the ordinary share in question. In the event that not all of the Durban Deep 'C' options held under a Durban Deep 'C' option certificate are exercised, the Company shall at the same time issue, free of charge, a new Durban Deep 'C' option certificate in the name of the Durban Deep 'C' option holder for the balance of the Durban Deep 'C' option holder's remaining unexercised Durban Deep 'C' options.

9 An ordinary share allotted pursuant to the exercise of a Durban Deep 'C' option will not rank for any dividends or other distributions declared, made or paid by the Company to the holders of its ordinary shares registered at a record date which is prior to the date on which the Durban Deep 'C' option is exercised, but subject thereto shall rank pari passu in all other respects with the ordinary shares in issue at the date on which the Durban Deep 'C' option is exercised.

10 The Company shall keep a register of Durban Deep 'C' option holders ("the register") at its registered office or at the office of its transfer secretaries. The register shall state the names and addresses of the Durban Deep 'C' option holders for the time being, the number of Durban Deep 'C' options held by them, the dates on which the Durban Deep 'C' options held by them were registered in their names and Durban Deep 'C' options exercised by them. The Company shall alter the register in respect of any changes of name or address of any Durban Deep 'C' option holder of which it is notified by the Durban Deep 'C' option holder in writing.

11 The Company shall not be bound to enter in the register notice of any trust or to recognise any right to a Durban Deep 'C' option or to the benefit deriving from a Durban Deep 'C' option of any person other than the registered holder of the Durban Deep 'C' option.

12 Joint holders of a Durban Deep 'C' option shall be entitled to receive only one certificate in respect of their joint holding. Delivery of the certificate to one of several joint holders shall be sufficient delivery to all of them. In the event of the death of any one or more joint holders of a Durban Deep 'C' option, the survivor(s) and the executor(s) of the deceased shall be the only person(s) recognised by the Company as having any title to or interest in such Durban Deep 'C' option.

13 If a Durban Deep 'C' option is transferred, the new Durban Deep 'C' option holder shall be entitled to a certificate for the Durban Deep 'C' option in question within 21 days of

Terms and conditions of Durban Deep 'C' options

registration of that transfer.

14 The Company may enter in the register as a Durban Deep 'C' option holder, *nomine officii*, the name of any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased Durban Deep 'C' option holder or of a Durban Deep 'C' option holder whose estate has been sequestrated or of a Durban Deep 'C' option holder who is otherwise under disability or as the liquidator of any body corporate in the course of being wound up which is a Durban Deep 'C' option holder, and any person whose name has been so entered in the register shall be deemed to be the Durban Deep 'C' option holder.

15 The Company shall be entitled to issue one certificate in respect of any number of Durban Deep 'C' options held by the same Durban Deep 'C' option holder.

16 If a certificate is defaced, lost or destroyed, it may be renewed on such terms, if any, including terms as to evidence and indemnity, as the directors may think fit.

17 Certificates of title to Durban Deep 'C' options shall be issued under the authority of the directors or under the authority of any committee duly authorised by resolution of the directors in such manner and form as the directors shall from time to time prescribe. Every certificate shall specify the number of Durban Deep 'C' options in respect of which it is issued. If any Durban Deep 'C' options are numbered, they shall be numbered in numerical progression. If the Durban Deep 'C' options do not have distinguishing numbers, the certificates shall be numbered in numerical progression beginning with the number one and each certificate shall be distinguished by its appropriate number.

18 A Durban Deep 'C' option holder may transfer all or any of the Durban Deep 'C' options registered in the Durban Deep 'C' option holder's name by instrument in writing in any usual or common form or any other form which the directors may approve. Every such instrument shall be executed by the transferor. The transferor shall be deemed to remain the holder of the Durban Deep 'C' option until the name of the transferee is entered in the register. Every power of attorney given by a Durban Deep 'C' option holder authorising the transfer of a Durban Deep 'C' option shall, when lodged, produced or exhibited to the Company or any of its officers, be deemed as between the Company and the grantor of the power to continue and remain in full force and effect and the Company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged with the transfer secretaries. Notwithstanding receipt of such notice of revocation, the Company shall be entitled to give effect to any instrument of transfer which is certified by an official of the Company to have been received by the Company prior to the receipt of such revocation provided that such instrument would, but for such revocation, have been validly and regularly executed. The Company shall not be bound to allow the exercise of any act or matter by an agent for a Durban Deep 'C' option holder unless a duly certified copy of that agent's authority is produced and lodged with the Company.

19 Every instrument of transfer shall be lodged with the transfer secretaries accompanied by a certificate of the Durban Deep 'C' options to be transferred unless such instrument of transfer has been certified in terms of section 136 of the South African Companies Act, 1973, as amended ("the Act"). The directors may dispense with the production of the certificate on good cause being shown. The directors may decline to recognise any instrument of transfer unless the stamp duty thereon has been paid and the instrument of transfer is accompanied by the Durban Deep 'C' option certificate to which it relates (or is certified in terms of section 136 of the Act) and such other evidence, as the directors may reasonably require, to show the right of the transferor to make the transfer.

20 The provisions of the Company's articles of association for the time being in regard to notices to members of the Company (including, but not limited to method of delivery, deemed service, notice periods and entitlement to receive notices), to the extent not inconsistent with these terms and conditions, shall apply, mutatis mutandis, in regard to notices to Durban Deep 'C' option holders. Nothing contained herein shall be regarded as conferring on a Durban Deep 'C' option holder the right to receive any notice (including, but not limited to, a notice issued to all or some of the members of the Company) except as expressly provided in these terms and conditions.

21 All the provisions of the Company's articles of association for the time being as to general meetings, to the extent not inconsistent with these terms and conditions, shall apply, mutatis mutandis, to separate meetings of the holders of the Durban Deep 'C' options but so that:

21.1 the period of notice shall be 21 days at least;
21.2 the necessary quorum shall be three registered Durban Deep 'C' option holders present in person or proxy, provided that, for a resolution referred to in 28.2 or 29.2 below, the quorum shall be registered Durban Deep 'C' option holders (present in person or by proxy) entitled to subscribe for one-quarter of the ordinary shares attributable to the then unexercised and outstanding Durban Deep 'C' options;
21.3 every Durban Deep 'C' option holder present in person at any such meeting shall be entitled on a show of hands to one vote and every Durban Deep 'C' option holder present in person or by proxy shall be entitled on a poll to one vote for every ordinary share for which the Durban Deep 'C' option holder is entitled to subscribe;
21.4 any Durban Deep 'C' option holder present in person or by proxy may demand or join in demanding a poll; and
21.5 if at any adjourned meeting a quorum as referred to in 21.2 above (including the proviso in that paragraph) is not present, those Durban Deep 'C' option holders who are then present in person or by proxy shall be a quorum.

22 If, on or prior to the Final Exercise Date, the Company proposes:

22.1 to give the holders of its ordinary shares, registered as such on a record date which is before the Final Exercise Date, the right to subscribe for ordinary shares or other securities by way of a rights issue, rights offer or otherwise ("a rights offer"); or
22.2 to allot any ordinary shares credited as fully paid by way of capitalisation of profits or reserves (other than ordinary shares paid up out of distributable reserves and issued in lieu of a cash dividend) to holders of ordinary shares registered as such on or by reference to a record date which is before the Final Exercise Date ("a capitalisation issue"),

Durban Deep 'C' option holders shall be entitled to exercise their Durban Deep 'C' options in order to participate in the rights offer or capitalisation issue. In respect of Durban Deep 'C' options which are not so exercised, the directors, in their sole discretion, shall be entitled to determine that the number of ordinary shares to be subscribed on any subsequent exercise of a Durban Deep 'C' option shall be adjusted in due proportion (fractions being ignored) and/or that the Durban Deep 'C' option exercise price per ordinary share be adjusted accordingly. For this purpose, simultaneously with the Company's notification of the proposed rights offer or capitalisation issue to the holders of its ordinary shares, the Company shall notify Durban Deep 'C' option holders:

22.3 of the proposed rights offer or capitalisation issue;

22.4 of a specified date (which shall be prior to the record date for the rights offer or capitalisation issue) ("the specified date") by which they must exercise their Durban Deep 'C' options in order to participate in the rights offer or capitalisation issue; and

22.5 in respect of Durban Deep 'C' options which are not so exercised, of any adjustments which have been determined by the directors to the number of ordinary shares to be subscribed on any subsequent exercise of such Durban Deep 'C' option and/or to the Durban Deep 'C' option exercise price per ordinary share.

The number of ordinary shares or other securities which may be subscribed for in terms of the rights offer or the number of ordinary shares to be allotted in terms of the capitalisation issue shall not be determined until after the specified date. If the directors have determined that adjustments as referred to in 22.5 above are to be made, within 28 days of the record date of the rights offer or capitalisation issue, the Company shall notify each Durban Deep 'C' option holder of the actual adjustments made and shall send to the Durban Deep 'C' option holder a new Durban Deep 'C' option certificate in respect of any additional ordinary shares to which that Durban Deep 'C' option holder is entitled to subscribe in consequence thereof, fractional entitlements being ignored.

23 A Durban Deep 'C' option may not be exercised:

23.1 between the date on which the Company declares a dividend to its ordinary shareholders and the date on which its ordinary shareholders must be registered as such to qualify for the dividend (both days included); or

23.2 where the Company has proposed a rights offer or capitalisation issue, between the day after the specified date (referred to in 22.4 above) and the record date for the rights offer or capitalisation issue (both dates included), ("a closed period"). If a Durban Deep 'C' option is purported to be exercised during a closed period, the Durban Deep 'C' option shall be deemed to have been exercised only on the first day (excluding Saturdays, Sundays and official public holidays in South Africa) after the expiry of the closed period. The Company shall not declare a dividend to its ordinary shareholders during the period of 30 days before the Final Exercise Date.

24 Upon any sub-division or consolidation of the Company's ordinary shares before the Final Exercise Date, the number of ordinary shares to be subscribed on any subsequent exercise of the Durban Deep 'C' options will be increased or, as the case may be, reduced in due proportion (fractions being ignored) and/or the Durban Deep 'C' option exercise price per ordinary share will be adjusted accordingly with effect from the record date of such sub-division or consolidation. On any such sub-division or consolidation, the Company will procure that the auditors for the time being of the Company will certify in writing the correctness of the appropriate adjustments and, within 28 days of such certification, notice of such adjustments will be sent to each Durban Deep 'C' option holder together with a new Durban Deep 'C' option certificate in respect of any additional ordinary shares for which that Durban Deep 'C' option holder is entitled to subscribe in consequence thereof, fractional entitlements being ignored.

25 No adjustment shall be made to the Durban Deep 'C' option exercise price pursuant to 22 or 24 above if such adjustment would, taken together with the amount of any adjustment carried forward under the provisions of this paragraph, be less than 1% (one per centum) of the Durban Deep 'C' option exercise price then in force and on any adjustment the adjusted Durban Deep 'C' option exercise price shall be rounded down to the nearest South African cent. Any adjustment not so made and any amount by which the Durban Deep 'C' option exercise price is rounded down shall be carried forward and taken into account in any subsequent adjustment.

26 In the event of a change of control of the Company in circumstances where the Securities Regulation Panel does not require the acquiror of control to make a comparable offer to Durban Deep 'C' option holders to acquire their Durban Deep 'C' options, the Company shall use reasonable endeavours to procure that the acquiror nevertheless makes a comparable offer (which may involve a condition that a Durban Deep 'C' option holder who accepts the offer remains liable to pay the Durban Deep 'C' option exercise price) to the Durban Deep 'C' option holders.

27 No portion of the ordinary share capital of the Company shall be repaid or redeemed while any of the Durban Deep 'C' options are unexercised.

28 The Company shall not be entitled to in any way modify the rights attaching to its existing ordinary shares or to issue shares or Durban Deep 'C' options for shares or other securities which are convertible into shares, if, in any of such cases, such shares or Durban Deep 'C' options for shares or other securities carry more favourable voting, dividend or capital rights than the rights carried by the then existing issued ordinary shares of the Company except with either:

28.1 the consent in writing of the registered Durban Deep 'C' option holders entitled to subscribe for at least three-fourths of the ordinary shares attributable to the then unexercised and outstanding Durban Deep 'C' options; or

28.2 the prior sanction of a resolution passed at a separate meeting of the holders of the Durban Deep 'C' options in the same manner, mutatis mutandis, as a special resolution of the Company and to which separate meeting (or any adjournment of that meeting) the provisions of the Company's articles of association then in force in respect of the consent to the variation of any of the special rights or privileges attached to any class of its shares and the provisions of 20 and 21 above shall apply, mutatis mutandis.

29 These terms and conditions may not be cancelled or varied or added to except with either:

Terms and conditions of Durban Deep 'C' options

29.1 the consent in writing of the registered Durban Deep 'C' option holders entitled to subscribe for at least three-fourths of the ordinary shares attributable to the then unexercised and outstanding Durban Deep 'C' options; or

29.2 the prior sanction of a resolution passed at a separate meeting of the holders of the Durban Deep 'C' options in the same manner, mutatis mutandis, as a special resolution of the Company and to which separate meeting (or any adjournment of that meeting) the provisions of the Company's articles of association then in force in respect of the consent to the variation of any of the special rights or privileges attached to any class of its shares and the provisions of 20 and 21 above shall apply, mutatis mutandis, provided that the provisions of this paragraph shall not apply in respect of modifications to these terms and conditions which are of a formal, minor or technical nature, or made to correct a manifest error, which modifications may be made by the directors. The Company shall give notice to each Durban Deep 'C' option holder of any variations, additions or modifications made to these terms and conditions in terms of this paragraph.

30 The Company undertakes to procure that, at all times while a Durban Deep 'C' option is unexercised, it will have in reserve sufficient unissued ordinary shares under the control of its directors for allotment and issue to the holders of such unexercised Durban Deep 'C' options upon their exercise to the full extent.

31 Non-residents of and emigrants from the common monetary area (as defined in the South African Exchange Control Regulations) must comply with those regulations.

32 It is the responsibility of Durban Deep 'C' option holders with registered addresses outside South Africa who wish to exercise their Durban Deep 'C' options to satisfy themselves as to full observance of the laws of the relevant territory in connection therewith, including the obtaining of any governmental or other consents which may be required or other formalities needing to be observed and to pay any transfer or other taxes requiring to be paid in such territory in order to enable them to exercise their Durban Deep 'C' options. No Durban Deep 'C' option holder receiving a Durban Deep 'C' option or a Durban Deep 'C' option certificate in a territory in which it is illegal for the Durban Deep 'C' options to be exercised may treat the receipt of the Durban Deep 'C' option or the certificate as constituting an invitation to the Durban Deep 'C' option holder to exercise the Durban Deep 'C' option or the Durban Deep 'C' options comprised in the certificate, nor should the Durban Deep 'C' option holder exercise a Durban Deep 'C' option unless, in the relevant territory, the Durban Deep 'C' option holder could lawfully exercise the Durban Deep 'C' option without compliance with any unfulfilled registration or other requirements. In particular, as the Company's ordinary shares and the Durban Deep 'C' options are not and will not be registered under the United States of America Securities Act of 1933, as amended ("the US Act"), or with the Canadian Provincial Securities Commission, or with the Australian Securities Commission under the Australian Corporation Law, as amended, the Durban Deep 'C' options are not exercisable:

32.1 by or on behalf of a US person (as defined in Regulation S promulgated under the US Act) nor may the ordinary shares issuable upon exercise of the Durban Deep 'C' options be delivered within the United States of America or any of its territories and possessions, any State of the United States of America, or the District of Columbia ("the US"). Each person exercising a Durban Deep 'C' option will be required to certify as a condition of exercise that such person is not a US person and that the Durban Deep 'C' option is not being exercised on behalf of a US person; or

32.2 by Durban Deep 'C' option holders with registered addresses in Canada or in the Commonwealth of Australia, its states, territories or possessions ("Australia").

The Company reserves the right to treat as invalid any purported exercise of a Durban Deep 'C' option which appears to the Company or its agents to have been executed or despatched from the US, Canada or Australia. Durban Deep 'C' option holders shall be required on the exercise of their Durban Deep 'C' options to warrant to the Company that they will not be subscribing for ordinary shares with a view to the re-offer, or resale of such shares directly or indirectly in the US, Canada or Australia and that they will not offer, sell, renounce, transfer or deliver directly or indirectly such shares in the US, Canada or Australia to or for the benefit of any person residing in or domiciled in the US, Canada or Australia.

33 If, prior to the Final Exercise Date, an Order is made by a Court or an effective resolution is passed for the winding-up of the Company (except for the purpose of a reconstruction, amalgamation or on terms which have been consented to or sanctioned by Durban Deep 'C' option holders in terms of the provisions of 28 or 29 above), the Company shall forthwith give notice thereof to all Durban Deep 'C' option holders and thereupon Durban Deep 'C' option holders shall have the right, within a reasonable period after such winding-up set by the liquidator, to elect for the purpose of such winding-up to remain Durban Deep 'C' option holders or to exercise their Durban Deep 'C' options, and any Durban Deep 'C' option holder so electing shall have the right to subscribe for one ordinary share in the Company for each Durban Deep 'C'' option held by the Durban Deep 'C' option holder at the Durban Deep 'C' option exercise price with effect from the date of commencement of such winding-up. Durban Deep 'C' option holders who so exercise their Durban Deep 'C' options shall be entitled to be paid out of the assets of the Company available for distribution pari passu with the ordinary shareholders of the Company in respect of their Durban Deep 'C' options exercised in terms hereof a sum equal to the amount to which the Durban Deep 'C' option holders would have become entitled in such winding-up if the Durban Deep 'C' option holder had been the holder of the ordinary share which is the subject of the Durban Deep 'C' option prior to such winding-up.

34 Any determination or adjustment made pursuant to these terms and conditions by the auditors of the Company shall be made by them as experts and not as arbitrators.

Shareholders' diary

Annual general meeting		Quarterly reports	Publication date
Date	23 November 2001	1st Quarter	October 2001
Time	09:00	2nd Quarter	January 2002
Place	DRD Building, 45 Empire Road, Parktown Johannesburg, South Africa	3rd Quarter	April 2002
		4th Quarter	July 2002

Copies of the Company's quarterly reports may be obtained by making application to the Company Secretary, the share transfer secretaries in South Africa, Australia or the United Kingdom.

Members are requested to notify any change of address to the share transfer secretaries in South Africa, Australia or the United Kingdom.

Proxy

DURBAN ROODEPOORT DEEP, LIMITED
(Registration no 1895/000926/06)
("the Company")

For the Annual General Meeting to be held at 45 Empire Road, Parktown, Johannesburg on Friday, 23 November 2001 at 09:00

I/We ______________________________

of ______________________________

being the holders of ________ ordinary shares

hereby appoint ______________________________

of ______________________________

or failing him/her ______________________________

of ______________________________

or failing him/her the chairman of the meeting as my/our proxy to attend, speak and vote for me/us and on my/our behalf at the Annual General Meeting of shareholders of the Company to be held at 45 Empire Road, Parktown, Johannesburg at 09:00 on Friday, 23 November 2001 and at every adjournment of that meeting.

(Please indicate with an "X" or tick in the appropriate space how you wish your votes to be cast.)

ORDINARY BUSINESS	FOR	AGAINST	ABSTAIN
1 To adopt the Group annual financial statements for the twelve months ended 30 June 2001			
2 To re-appoint the auditors in accordance with the Articles of Association			
3 A To re-elect Mr VO Hoops as a director of the Company B To re-elect Mr F Lips as a director of the Company C To re-elect Mr N Goodwin as a director of the Company D To re-elect Mr LG Njenje as a director of the Company			
SPECIAL BUSINESS			
4 **Ordinary Resolution No 1** To approve the allotment and issue of shares to directors			
5 **Ordinary Resolution No 2** To authorise the directors to allot and issue shares for cash			
6 **Ordinary Resolution No 3** To place all unissued shares in the capital of the Company under the control of the directors as a general authority			
7 **Ordinary Resolution No 4** To authorise the placement of all ordinary shares under the control of the directors, to allot and issue such ordinary shares in terms of the Durban Roodepoort Deep (1996) Share Option Scheme			
8 **Special Resolution No 1** To create 10 000 000 new "C" options at a subsciption price of R15.00			
9 **Ordinary Resolution No 5** Subject to the passing of Special Resolution No 4 all "C" options be placed under the control of the directors			
10 **Ordinary Resolution No 6** Subject to the passing of Ordinary Resolution No 5 and subject to not less than 75% of the shareholders of the Company voting in favour thereof, such number of "C" options representing not more than 15% of the total issued "C" options be placed under the control of the directors as a general authority			
11 **Special Resolution No 2** To authorise the directors to allot and issue new ordinary shares in terms of Section 82(1) of the Companies Act, 1973 as amended			
12 **Special Resolution No 3** To increase the authorised share capital of the Company by creating 100 000 000 new "A" preference shares			
13 **Special Resolution No 4** Subject to the passing and registration of Special Resolution No 3, the 100 000 000 "A" preference shares be converted into 100 000 000 ordinary shares			

Notes to proxy

A member entitled to vote at the meeting may appoint one or more proxies to attend, act and speak in his/her stead.

A proxy need not be a member of the Company. A proxy form is enclosed.

A completed proxy form, to be effective, must reach the share transfer secretaries in South Africa, the United Kingdom or Australia, at least 48 hours before the time appointed for the holding of the meeting (which period excludes Saturdays, Sundays and public holidays).

The holder of a share warrant or bearer who desires to attend or be represented at the meeting must produce his share warrant or a certificate of his holding from a banker or other approved person at the bearer reception office of the United Kingdom Registrars or he must produce his share warrant at the office of the French agents, in both cases at least five clear normal business days before the date appointed for the holding of the meeting and shall otherwise comply with the "Conditions governing share warrants" currently in force. Thereupon, a proxy or an attendance form under which such share warrant holder may be represented at the meeting, shall be issued.

Depositary Receipt holders will receive proxy forms printed and distributed by the Depositary Bank which should be completed and returned in accordance with the instructions printed on the forms.

Registered holders of CHESS Units in Foreign Securities ("CUFS") (Australian register only) should complete the notice of direction.

Notice of direction

DURBAN ROODEPOORT DEEP, LIMITED
ARBN 086 277 616
("the Company")

ANNUAL GENERAL MEETING
To be held on 23 November 2001

This form of notice of direction is to be completed by registered holders of CUFS (Australian register only)

Name ______________________

Address ______________________

TO: CHESS DEPOSITARY NOMINEES (PTY) LTD

I am the holder of CHESS Units in Foreign Securities ("CUFS") of the Company and I direct CHESS DEPOSITARY NOMINEES (PTY) LTD to vote for me in respect of all the CUFS held in my name at the Annual General Meeting of the Company to be held on 23 November 2001 at 45 Empire Road, Parktown, Johannesburg, Gauteng, South Africa at 09:00 and at any and all adjournments of that meeting. I direct CHESS DEPOSITARY NOMINEES (PTY) LTD to vote as follows:

(Please indicate with an "X" or tick in the appropriate space how you wish your votes to be cast.)

ORDINARY BUSINESS	FOR	AGAINST	ABSTAIN
1 To adopt the Group annual financial statements for the twelve months ended 30 June 2001			
2 To re-appoint the auditors in accordance with the Articles of Association			
3 A To re-elect Mr VO Hoops as a director of the Company B To re-elect Mr F Lips as a director of the Company C To re-elect Mr N Goodwin as a director of the Company D To re-elect Mr LG Njenje as a director of the Company			
SPECIAL BUSINESS 4 **Ordinary Resolution No 1** To approve the allotment and issue of shares to directors			
5 **Ordinary Resolution No 2** To authorise the directors to allot and issue shares for cash			
6 **Ordinary Resolution No 3** To place all unissued shares in the capital of the Company under the control of the directors as a general authority			
7 **Ordinary Resolution No 4** To authorise the placement of all ordinary shares under the control of the directors, to allot and issue such ordinary shares in terms of the Durban Roodepoort Deep (1996) Share Option Scheme			
8 **Special Resolution No 1** To create 10 000 000 new "C" options at a subsciption price of R15.00			
9 **Ordinary Resolution No 5** Subject to the passing of Special Resolution No 4 all "C" options be placed under the control of the directors			
10 **Ordinary Resolution No 6** Subject to the passing of Ordinary Resolution No 5 and subject to not less than 75% of the shareholders of the Company voting in favour thereof, such number of "C" options representing not more than 15% of the total issued "C" options be placed under the control of the directors as a general authority			
11 **Special Resolution No 2** To authorise the directors to allot and issue new ordinary shares in terms of Section 82(1) of the Companies Act, 1973 as amended			
12 **Special Resolution No 3** To increase the authorised share capital of the Company by creating 100 000 000 new "A" preference shares			
13 **Special Resolution No 4** Subject to the passing and registration of Special Resolution No 3, the 100 000 000 "A" preference shares be converted into 100 000 000 ordinary shares			

Notes

Conversion table

CONVERSION FACTORS

The following conversion factors have been used in this document.

CURRENCY

R1 = US$7.61 US$1 = R8.0400

UNITS OF MEASUREMENT

Metric	Imperial	Imperial	Metric
1 metric tonne	1.10229 short tonnes	1 short tonne	0.9072 metric tonnes
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	31.10353 grams
1 kilometre	0.62150 miles	1 mile	1.609 kilometres
1 metre	3.28084 feet	1 foot	0.3048 metres
1 litre	0.26420 gallons	1 gallon	3.785 litres
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimetre	0.39370 inches	1 inch	2.54 centimetres
1 gram/tonne	0.0292 ounces/tonne	1 ounce/tonne	34.28 grams/tonne

Contact details

DURBAN ROODEPOORT DEEP, LIMITED
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN 086 277 616)
(NASDAQ Trading Symbol: DROOY)

DIRECTORS
Mark Wellesley-Wood (Chairman) (British)
Roger Kebble (Deputy Chairman)
Ian Murray (Chief Financial Officer)
Frans Weideman (Operations Director)
Vic Hoops (Human Resources Director)
Grant Fischer (Non-executive)
Nick Goodwin (Non-executive)
Ferdi Lips (Non-executive) (Swiss)
Gibson Njenje (Non-executive)

AUDIT COMMITTEE
Mark Wellesley-Wood (Chairman)
Grant Fischer
Nick Goodwin

REMUNERATION COMMITTEE
Mark Wellesley-Wood (Chairman)
Grant Fischer
Roger Kebble

SECRETARY
Maryna Eloff, ACIBM

LONDON COMMITTEE
P Dexter
AF Smith

AUDITORS
Deloitte & Touche

ATTORNEYS
Bowman Gilfillan Hayman Godfrey Inc

BANKERS
ABSA Bank Limited
Standard Bank of South Africa Limited

REGISTERED OFFICE AND SECRETARY'S BUSINESS ADDRESS
45 Empire Road
Parktown Johannesburg 2193
PO Box 390 Maraisburg 1700
Republic of South Africa
Tel (+27 11) 482 4968
Fax (+27 11) 482 4641

LISTING INFORMATION
DRD ordinary shares are currently listed on the Johannesburg Stock Exchange, the London Stock Exchange, Brussels Stock Exchange, Australian Stock Exchange, NASDAQ in the form of ADR's, on the OTC market on the Berlin Stock Exchange and the Regulated Unofficial Market on the Frankfurt Stock Exchange.

INVESTOR RELATIONS
Maryna Eloff E-mail: eloffm@drd.co.za

WEBSITE
www.durbans.com

SHARE TRANSFER SECRETARIES
Ultra Registrars (Pty) Limited
11 Diagonal Street
Johannesburg 2001
Republic of South Africa
Tel (+27 11) 370 5777
Fax (+27 11) 370 5780

UNITED KINGDOM REGISTRARS AND BEARER OFFICE
CAPITA IRG Plc
Balfour House 390/398 High Road
Ilford Essex IG1 1NQ
United Kingdom
Tel (+44 20) 8639 2000
Fax (+44 20) 8478 2876

UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW 1A 1NP
Tel (+44 20) 7499 3916
Fax (+44 20) 7491 1989

FRENCH AGENTS
Euro Emetteurs Finance
48 Boulevard des Batignolles 75850 Paris
Cedex 17 France
Tel (+331) 5530 5900
Fax (+331) 5530 5910

AUSTRALIAN CORPORATE REGISTRY
Computershare Registry Services (Pty) Limited
Level 2 45 St George's Terrace
Perth Western Australia
(GPO Box D182 Perth Western Australia 6840)
Tel (+61 8) 9323 2000
Fax (+61 8) 9323 2033

AUSTRALIAN SECRETARIES
Sygnum Financial Services
62 Colin Street West Perth WA 6005
Tel (+61 8) 9323 2000
Fax (+61 8) 9323 2033

OPERATIONS
Blyvooruitzicht Gold Mining Company Limited
PO Box 7001 Blyvooruitsig 2504
Tel (+27 18) 789 9030
Fax (+27 18) 789 9166

Crown Consolidated Gold Recoveries Limited
Private Bag X9 Crown Mines 2025
Tel (+27 11) 835 2157
Fax (+27 11) 835 2922

North West Operations
(Including Buffelsfontein Gold Mines Limited and Hartebeestfontein Gold Mining Company Limited)
Private Bag X800 Stilfontein 2550
Tel (+27 18) 487 3690
Fax (+27 18) 487 8132

Tolukuma Gold Mines Limited
PO Box 5043 Baroko
Papua New Guinea
Tel (+675) 329 9277
Fax (+675) 329 9262

DISCLAIMER ON CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements in this document contain forward-looking statements regarding Durban Roodepoort Deep, Limited's operations, economic performance and financial condition. This includes those concerning the economic outlook for the gold mining industry, expectations regarding the price of gold and production, the completion and commencement of commercial operations of certain of the Company's exploration and production projects, its liquidity, and capital resources and expenditure. Although the Company is of the opinion that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those set out in the forward-looking statements. Among other factors, this could be as a result of changes in economic and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in the price of gold and exchange rates, and business and operational risk management.

Designed and printed by MGD 7166

www.durbans.com